As filed with the Securities and Exchange Commission on May 4, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

COLUMBIA BANKING SYSTEM, INC.

(Exact name of registrant as specified in its charter)

Washington	6712	91-1422237
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 “A” Street

Tacoma, Washington 98402-4200

(253) 305-1900

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive office)

Melanie J. Dressel

President and Chief Executive Officer

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98402-4200

(253) 305-1900

(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with copies to:

Mary Ann Frantz, Esq. Abraham J.B. Cable, Esq. Miller Nash LLP 111 S.W. Fifth Avenue, Suite 3400 Portland, Oregon 97204-3638 (503) 224-5858 Facsimile: (503) 224-0155	Steven M. Klein, Esq. William E. Bartholdt, Esq. Graham & Dunn P.C. Pier 70, 2910 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 (206) 340-9648 Facsimile: (206) 340-9599

Approximate date of commencement of proposed sale to the public: The date of mailing of the enclosed proxy statement/prospectus to shareholders of Mountain Bank Holding Company.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock, no par value	1,045,169	N/A	$33,966,130	$1,043

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Columbia Banking System, Inc. (“Columbia”), upon consummation of the acquisition of Mountain Bank Holding Company (“Mountain Bank”) by Columbia.

(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by subtracting $27,790,470 (the cash to be paid by Columbia) from the product of (A) the last known sale price of Mountain Bank common stock as of April 30, 2007 ($25.00), times (B) 2,470,264 (the maximum number of shares of Mountain Bank common stock expected to be exchanged for the common stock being registered).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which the offer or sale is not permitted.

PRELIMINARY – SUBJECT TO COMPLETION – DATED MAY 4, 2007

PROXY STATEMENT OF MOUNTAIN BANK HOLDING COMPANY	PROSPECTUS OF COLUMBIA BANKING SYSTEM, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Mountain Bank Holding Company Shareholders:

The boards of directors of Mountain Bank Holding Company and Columbia Banking System, Inc., have agreed on a merger of Mountain Bank with and into Columbia, and the simultaneous merger of Mt. Rainier National Bank, the wholly owned subsidiary of Mountain Bank, with and into Columbia State Bank, a wholly owned subsidiary of Columbia. We are seeking approval of the merger transaction from you, our shareholders.

Under the terms of the Plan and Agreement of Merger, dated March 28, 2007, each outstanding share of Mountain Bank common stock will be exchanged for a “unit” comprised of cash and Columbia common stock. The cash portion of each unit will be fixed at $11.25 per Mountain Bank share. The stock portion of each unit will be determined (subject to certain constraints) by dividing $13.75 by the average closing price of Columbia common stock during a 15-trading-day period prior to the closing of the merger. The number of shares of Columbia common stock that will be exchanged for shares of Mountain Bank will not be determined until five days prior to the merger. Assuming, for purposes of illustration only, that the value of Columbia common stock as determined under the merger agreement is $            , which was the closing price of Columbia common stock on                     , 2007, Mountain Bank shareholders will own approximately     % of Columbia’s outstanding common stock following the merger. Columbia common stock trades on The NASDAQ Global Market under the symbol “COLB.”

Your board of directors believes that the terms of the merger are fair and in the best interest of Mountain Bank and its shareholders. In reaching this decision, the board considered numerous factors as described in this proxy statement/prospectus.

The merger cannot be completed unless you approve it. Approval requires the affirmative vote of the holders of at least two-thirds (66 2/3%) of Mountain Bank’s outstanding common stock. We will hold a special shareholders’ meeting to vote on the merger proposal. The Mountain Bank special shareholders’ meeting will be held on                     , 2007, at              p.m. local time, at                     . Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy. If you do not vote your shares, it will have the same effect as voting against the merger.

This document gives detailed information about the merger, the underlying merger agreement governing the merger, and the special shareholders’ meeting. Before submitting your proxy or voting your shares, you should review this document carefully, including the appendices and the information under the heading “ Risk Factors” beginning on page 9.

On behalf of the Mountain Bank board of directors, we recommend that you vote FOR approval of the merger.

Roy T. Brooks Chairman of the Board and President and CEO Mountain Bank Holding Company	Steve W. Moergeli President and CEO Mt. Rainier National Bank

None of the Federal Deposit Insurance Corporation, the Securities and Exchange Commission, nor any state securities commission has approved or disapproved the securities to be issued by Columbia or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Columbia common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Columbia or Columbia State Bank and are subject to investment risk.

This proxy statement/prospectus is dated May     , 2007, and is first being mailed to

Mountain Bank shareholders on or about May     , 2007.

MOUNTAIN BANK HOLDING COMPANY

501 Roosevelt Avenue

Enumclaw, Washington 98022

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2007

To the Shareholders of Mountain Bank Holding Company:

A special meeting of shareholders of Mountain Bank Holding Company will be held on                     , 2007, at              p.m. local time, at                     . The special meeting is for the following purposes:

1.	MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of March 28, 2007, among Columbia Banking System, Inc., Columbia State Bank, Mountain Bank Holding Company, and Mt. Rainier National Bank, under the terms of which Mountain Bank Holding Company will merge with and into Columbia Banking System, Inc., and Mt. Rainier National Bank will merge with and into Columbia State Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

Holders of record of Mountain Bank common stock at the close of business on May 10, 2007, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of Mountain Bank’s outstanding common stock is required for approval of the merger agreement. As of May 10, 2007, there were              shares of Mountain Bank common stock outstanding and entitled to vote at the special meeting.

Mountain Bank shareholders have the right to dissent from the merger and obtain payment of the value of their Mountain Bank shares as determined under applicable provisions of Washington law. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger—Dissenters’ Rights of Appraisal” beginning on page 40.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of Mountain Bank has determined that the merger agreement is fair to and in the best interests of Mountain Bank and its shareholders and recommends that you vote FOR approval of the merger agreement.

Please do not send any certificates for your stock at this time. You will receive instructions on how to exchange your certificates soon after the merger is consummated.

By Order of the Board of Directors,

Sheila M. Brumley, Secretary

Enumclaw, Washington

May    , 2007

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Columbia from documents that are not included in or delivered with this document.

You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Columbia at the following address:

Columbia Banking System, Inc.

P.O. Box 2156, MS 8300

Tacoma, Washington 98401-2156

ATTN: JoAnne Coy

VP, Corporate Communications

Telephone: (253) 305-1900

Fax: (253) 305-0854

You will not be charged for the documents that you request. If you would like to request documents, please do so by                     , 2007 in order to receive them before the Mountain Bank special shareholders’ meeting.

See “Where You Can Find More Information About Columbia” beginning on page 98.

i

SUMMARY

This summary, including the sections entitled “Questions and Answers About This Document and the Merger,” “Questions and Answers About the Mountain Bank Special Meeting,” and “Summary Information About the Parties and the Transaction,” highlights selected information from this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus, its appendices, and any other documents to which we refer to fully understand the merger. Unless context otherwise requires, “we” and “us” refers to both Columbia and Mountain Bank.

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

This document serves as both a proxy statement of Mountain Bank Holding Company and a prospectus of Columbia Banking System, Inc. As a proxy statement, it is being provided to you by Mountain Bank because the board of directors of Mountain Bank is soliciting your proxy to vote to approve the proposed merger of Mountain Bank with and into Columbia, and the merger of Mt. Rainier National Bank with and into Columbia State Bank. After the merger, the resulting bank will be wholly owned by Columbia. As a prospectus, it is being provided to you by Columbia because Columbia is offering you shares of its common stock as part of the consideration for your Mountain Bank shares.

What will I receive in the merger?

In the merger, each share of Mountain Bank common stock will be converted into the right to receive a “unit” consisting of a combination of cash and Columbia common stock. The amount of cash in each unit will be $11.25. The amount of Columbia common stock in each unit will be based on the average closing price of Columbia common stock during a fifteen-trading-day period ending on the sixth business day prior to the closing of the merger. The exact number of shares of Columbia common stock that will comprise each unit will not be determined until shortly prior to the closing of the merger. If the Columbia average closing price is between $37.50 and $32.50, the value (based solely on that average closing price) of the stock portion of each unit will be equal to $13.75, making the value of each unit (cash and stock together) equal to $25.00. If the Columbia average closing price is below $32.50, the value of each unit will be reduced. Additional information about the stock portion of the merger consideration is provided in this Summary under the heading below entitled “Summary Information About the Parties and the Transaction – What Mountain Bank Shareholders Will Receive in the Merger” on page 5.

When will the merger occur?

We presently expect to complete the merger during July 2007. The merger will occur after the shareholders of Mountain Bank approve the merger and after the merger has received regulatory approval and the other conditions to the merger are satisfied or waived. Columbia and Mountain Bank are working toward completing the merger as quickly as practicable.

How soon after the merger is completed can I expect to receive my cash and Columbia common stock?

Columbia will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What risks should I consider?

You should review carefully our discussion of “Risk Factors” beginning on page 9. You should also review the factors considered by the Mountain Bank board of directors in approving the merger agreement discussed under the heading “Background of and Reasons for the Merger” beginning on page 20.

QUESTIONS AND ANSWERS ABOUT THE MOUNTAIN BANK SPECIAL MEETING

When and where will the special meeting take place?

Mountain Bank will hold a special meeting of its shareholders on                     , 2007, at      p.m. local time, at             .

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of Mountain Bank’s outstanding common stock. The directors and executive officers of Mountain Bank have the right to vote 419,273 shares, representing approximately 18% of the shares entitled to be voted at the meeting, and they have each agreed to vote for the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Mountain Bank’s secretary prior to the vote.

If you intend to vote in person or to otherwise change your vote and your shares are held by a broker, you should contact your broker for instructions.

Who may vote at the meeting?

The board of directors of Mountain Bank has set May 10, 2007, as the record date for the meeting. If you were the owner of Mountain Bank common stock at the close of business on May 10, 2007, you may vote at the meeting.

What do I need to do now?

We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Columbia that may be important to you is incorporated by reference into this document from documents separately filed by Columbia with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Mountain Bank’s special meeting of shareholders.

Who can help answer my questions?

If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Mr. Roy T. Brooks

Mountain Bank Holding Company

501 Roosevelt Avenue

Enumclaw, Washington 98022

Tel. No. (360) 825-0100

SUMMARY INFORMATION ABOUT THE PARTIES AND THE TRANSACTION

Information About Columbia and Mountain Bank

Columbia Banking System, Inc.

1301 “A” Street

Tacoma, Washington 98042-4200

(253) 305-1900

Columbia is a bank holding company headquartered in Tacoma, Washington, that engages in a general banking business primarily through its banking subsidiaries, Columbia State Bank and Bank of Astoria.

Columbia State Bank is a Washington-chartered commercial bank that engages in a general banking business through 35 locations in the Puget Sound Region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Bank of Astoria is an Oregon state-chartered bank headquartered in Astoria, Oregon. Bank of Astoria provides banking services through five full service branch offices located in Clatsop and Tillamook Counties, along the Oregon coast.

As of March 31, 2007, Columbia had total assets of approximately $2.7 billion, total net loans receivable and loans held for sale of approximately $1.8 billion, total deposits of approximately $2.1 billion and approximately $261 million in shareholders’ equity. Columbia common stock trades on The NASDAQ Global Market under the symbol “COLB.”

Financial and other information regarding Columbia is set forth in Columbia’s annual report on Form 10-K for the year ended December 31, 2006. Information regarding Columbia’s executive officers and directors, as well as additional information, including executive compensation and related person transactions, is set forth or incorporated by reference in Columbia’s annual report on Form 10-K for the year ended December 31, 2006 and Columbia’s proxy statement for its 2007 annual meeting of shareholders, as well as the current reports on Form 8-K filed by Columbia that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Columbia” beginning on page 98.

Mountain Bank Holding Company

501 Roosevelt Avenue

Enumclaw, Washington 98022

(360) 825-0100

Mountain Bank is a bank holding company headquartered in Enumclaw, Washington, that engages in a general banking business primarily through its banking subsidiary, Mt. Rainier National Bank.

Mt. Rainier National Bank is a national banking association organized under the laws of the United States. Mt. Rainier National Bank engages in a general banking business at its main office located in Enumclaw, Washington, and through five branch offices located in Buckley, Black Diamond, Auburn, Maple Valley and Sumner, Washington. Mt. Rainier National Bank also provides loan services at a loan production office located in Federal Way, Washington.

As of March 31, 2007, Mountain Bank had total assets of approximately $236 million, total net loans receivable of approximately $170 million, total deposits of approximately $209 million and approximately $23 million in shareholders’ equity.

For additional information, see “Information Concerning Mountain Bank” beginning on page 54.

Recent Developments

On March 28, 2007, Columbia announced that it had entered into a definitive agreement to acquire Town Center Bancorp of Portland, Oregon, in a cash and stock transaction valued at approximately $45.1 million, based on the closing price of Columbia’s stock on that date. Terms of the agreement call for Columbia to pay a unit of $9.382 cash and 0.3391 shares of Columbia common stock for each share of Town Center Bancorp stock. The actual value of the consideration paid for each share of Town Center Bancorp stock will depend on the stock price of Columbia at the time of closing. Columbia will pay approximately $19.3 million in cash and issue 698,182 shares based on Town Center Bancorp’s shares outstanding at the time of the announcement of the agreement, or $20.8 million in cash and 751,722 shares of Columbia stock if all outstanding Town Center Bancorp stock options are exercised prior to closing. Based on Columbia’s closing stock price at market close prior to announcement of the agreement with Town Center Bancorp, the value of the stock consideration is approximately $23.4 million. If Columbia completes the acquisition of both Mountain Bank and Town Center Bancorp, the former shareholders of Mountain Bank will hold approximately 5.5% of the outstanding Columbia stock and the former shareholders of Town Center Bancorp will hold approximately 4.0%. Until applicable conditions are satisfied, there is no assurance that Columbia will complete the acquisition of Town Center Bancorp.

Mountain Bank Will Merge Into Columbia, and Mt. Rainier National Bank Will Merge Into a Subsidiary of Columbia

The merger agreement provides for the merger of Mountain Bank with and into Columbia, and the merger of Mt. Rainier National Bank with and into Columbia State Bank, Columbia’s subsidiary. After the merger, former branches of Mt. Rainier National Bank will continue to operate under the name “Mt. Rainier Bank.” In the merger, your shares of Mountain Bank common stock will be exchanged for a combination of shares of Columbia common stock and cash. After the merger, you will no longer own shares of Mountain Bank.

The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Approval of the Merger Agreement Requires the Affirmative Vote of the Holders of at Least Two-Thirds (66 2/3%) of Mountain Bank’s Outstanding Common Stock

In order to approve the merger agreement, at least two-thirds (66 2/3%) of the outstanding shares of Mountain Bank common stock must be voted at the special meeting in favor of approval. Columbia’s shareholders are not required to vote on the transaction.

As of the record date for the meeting, the directors and executive officers of Mountain Bank had the right to vote 419,273 shares, or approximately 18%, of Mountain Bank’s outstanding common stock. The Mountain Bank directors and executive officers have agreed to vote their shares in favor of approval of the merger agreement.

What Mountain Bank Shareholders Will Receive in the Merger

Under the merger agreement, Columbia will issue shares of its common stock and pay cash for shares of Mountain Bank common stock.

If you do not provide notice of dissent, you will receive, for each share of Mountain Bank common stock that you own, a “unit” consisting of a combination of cash (without interest) and Columbia common stock.

The merger consideration (or “unit”) that Columbia will pay for each share of Mountain Bank will be determined as follows:

•	Cash Portion: Columbia will pay cash in the amount of $11.25 for each share of Mountain Bank common stock.

•	Stock Portion: Columbia will issue shares of its common stock as follows:

•

Provided Columbia stock trades within a range of $32.50 and $37.50, the number of shares per unit will be equal to the number, rounded to the 10,000th decimal, obtained by dividing $13.75 by the average closing price of Columbia’s common stock during the 15 trading days immediately preceding the fifth business day prior to the closing of the merger. This average closing price is referred to as the “Columbia Average Closing Price.”

•

However, the merger agreement provides that if the Columbia Average Closing Price is $37.50 or higher, the stock portion of each unit will be fixed at 0.3667 Columbia shares per unit, and if the Columbia Average Closing Price is $32.50 or lower, the stock portion will be fixed at 0.4231 Columbia shares per unit.

This formula is designed so that the unit you will receive for a share of Mountain Bank stock will have a fixed overall value (based on the amount of cash and the Columbia Average Closing Price) of $25.00, as long as the Columbia Average Closing Price is between $32.50 and $37.50. If the Columbia Average Closing Price is higher than $37.50, the value of a unit will increase and if the Columbia Average Closing Price is below $32.50, the value of a unit will decrease. The value of a unit may also increase or decrease based on changes in Columbia’s stock price after the date on which the merger consideration is determined (the fifth business day prior to closing).

The actual number of shares of Columbia common stock to be issued in the merger cannot be determined until the fifth business day prior to the effective date of the merger. Each Mountain Bank shareholder will receive the same combination of cash and Columbia common stock.

The merger agreement may be terminated by Mountain Bank if the value of each unit (the $11.25 cash portion and the stock portion, determined as described above) is less than $22.00, unless Columbia makes certain adjustments to the stock portion to bring the value to that level. The manner in which the adjustments would be made, if Columbia elects to do so, is described under “The Merger—Termination of the Merger Agreement” on page 43.

Transferability of Shares Received in the Merger

The Columbia common stock issued in the merger will be transferable free of restrictions under federal and state securities laws, except for shares of Columbia common stock received by persons who are deemed to be “affiliates” of Mountain Bank as defined under applicable federal securities laws. See “The Merger—Stock Resales by Mountain Bank Affiliates” on page 49.

Certain Federal Income Tax Consequences

Neither Mountain Bank nor Columbia is required to complete the merger unless each of them receives a legal opinion of Columbia’s counsel that the merger will be treated as a “reorganization” for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, a Mountain Bank shareholder who receives shares of Columbia common stock and cash in exchange for his or her shares of Mountain Bank common stock will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of fractional shares) and the fair market value of the Columbia common stock (including any fractional shares deemed received and exchanged for cash) received pursuant to the merger over the holder’s adjusted tax basis in his or her shares of Mountain Bank common stock surrendered) and (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. The actual tax consequences of the merger to you will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you. See “The Merger—Federal Income Tax Consequences of the Merger” beginning on page 37 for additional information.

Mountain Bank Shareholders Have Dissenters’ Rights

Under Washington law, Mountain Bank shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Mountain Bank common stock. A shareholder electing to dissent must strictly comply with all the procedures required by the Washington statutes. These procedures are described later in this document (see “The Merger—Dissenters’ Rights of Appraisal” on page 40), and a copy of the relevant statute is attached as Appendix B.

The Mountain Bank Board of Directors Recommends Shareholder Approval of the Merger

The Mountain Bank board of directors believes that the merger is in the best interests of the Mountain Bank shareholders and has unanimously approved the merger agreement. The Mountain Bank board of directors recommends that Mountain Bank shareholders vote “FOR” approval of the merger agreement.

Mountain Bank’s Financial Advisor Says the Merger Consideration is Fair to Mountain Bank Shareholders From a Financial Point of View

Sandler O’Neill & Partners, L.P., has served as financial advisor to Mountain Bank in connection with the merger and has given an opinion to Mountain Bank’s board of directors that, as of March 27, 2007, the consideration that Mountain Bank’s shareholders will receive for their Mountain Bank shares in the merger is fair, from a financial point of view, to Mountain Bank shareholders. A copy of the opinion delivered by Sandler O’Neill is attached to this document as Appendix C. Mountain Bank shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill in providing its opinion. The opinion is more fully described under the heading “Background of and Reasons for the Merger—Opinion of Financial Advisor to Mountain Bank” beginning on page 25. Mountain Bank agreed to pay Sandler O’Neill a fee for its services and to indemnify it against certain liabilities arising out of the merger or its engagement.

Mountain Bank’s Officers and Directors Have Interests in the Merger That Are Different From or in Addition to Their Interests as Shareholders

Certain members of Mountain Bank’s management have interests in the merger that are different from, or in addition to, their interests as Mountain Bank shareholders. These interests primarily arise out of provisions in the merger agreement relating to indemnification of directors and compensation to directors in connection with their service on an advisory board following the merger and, in the case of Roy Brooks, President, Chief Executive Officer, and Chairman of the Board of Mountain Bank, Steve Moergeli, a director of Mountain Bank and President and Chief Executive Officer of Mt. Rainier National Bank, and Sheila Brumley, Chief Financial Officer of Mountain Bank, employment agreements that will take effect upon consummation of the merger, as well as existing compensation arrangements with Mountain Bank’s executive officers. See “The Merger—Interests of Certain Persons in the Merger” beginning on page 46.

The Mountain Bank board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

We May Not Complete the Merger Without All Required Regulatory Approvals

The merger must be approved by the Federal Deposit Insurance Corporation (“FDIC’) and the Washington Department of Financial Institutions. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Mountain Bank Shareholders Will Have Different Rights After the Merger

The rights of Mountain Bank shareholders are governed by Washington law, as well as by Mountain Bank’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Mountain Bank shareholders receiving Columbia common stock in the merger will continue to be governed by Washington law, but will be governed by Columbia’s articles of incorporation and bylaws. Although Columbia’s articles of incorporation and bylaws are similar in many ways to Mountain Bank’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Mountain Bank’s shareholders. See “Comparison of Certain Rights of Holders of Columbia and Mountain Bank Common Stock” beginning on page 94.

The date of this proxy statement is May     , 2007.

USE OF CERTAIN TERMS

As used in this document, the following terms have the meanings given:

“Columbia” refers to Columbia Banking System, Inc., a Washington corporation.

“Columbia State Bank” refers to Columbia State Bank, a Washington state-chartered banking subsidiary of Columbia.

“Columbia Shares” or “Columbia Stock” refers to the common stock of Columbia.

“Mountain Bank shares” or “Mountain Bank stock” refers to the common stock of Mountain Bank.

References to the “merger agreement” are to the Plan and Agreement of Merger, dated as of March 28, 2007, among Columbia, Columbia State Bank, Mountain Bank, and Mt. Rainier National Bank. The merger agreement is attached to this document as Appendix A.

“Mountain Bank” refers to Mountain Bank Holding Company, a Washington corporation.

“Mt. Rainier Bank” refers to former branches of Mt. Rainier National Bank, which following the merger will be a part of Columbia State Bank and will operate under the name “Mt. Rainier Bank.”

“Mt. Rainier National Bank” means Mt. Rainier National Bank, a national banking association operating as the banking subsidiary of Mountain Bank prior to completion of the merger.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

The merger agreement limits Mountain Bank’s ability to pursue other transactions and provides for the payment of a break up fee if Mountain Bank does so.

While the merger agreement is in effect and subject to very narrow exceptions, Mountain Bank and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Mountain Bank’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Mountain Bank receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Columbia and the merger agreement is terminated, Mountain Bank may be required to pay a $2,500,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

Under certain conditions, the merger agreement requires Mountain Bank to pay a termination fee.

Under certain circumstances (generally involving Mountain Bank’s breach of its representations and covenants in the merger agreement), Columbia can terminate the merger agreement and require Mountain Bank to pay a termination fee of $500,000.

Because the market price of Columbia common stock may fluctuate, you cannot be sure of the number of shares of Columbia common stock that you will receive.

At the time of the Mountain Bank special meeting, you will not be able to determine the number of shares of Columbia common stock you would receive upon completion of the merger. Fluctuations in Columbia’s stock price will impact how much Columbia common stock you will own relative to existing Columbia shareholders. Generally, you will receive fewer shares of Columbia common stock if Columbia’s stock price increases and you will receive more shares of Columbia common stock if Columbia’s stock price decreases. We urge you to obtain current market quotations for Columbia common stock.

If the average closing price of Columbia stock used to calculate the merger consideration falls below $32.50, your total per share merger consideration will decrease.

The formula used to determine the stock portion of the merger consideration is intended to result in aggregate consideration of $25.00 per share of Mountain Bank stock (based on the combined value of cash and the average closing price of Columbia shares received). If, however, the average closing price of Columbia stock falls below $32.50 at the relevant time for calculating the merger consideration, you will receive a lower amount of total per share consideration. (Conversely, you will receive greater per share consideration if the average closing price of Columbia stock exceeds $37.50.)

Your per share consideration would decline in value if the trading price of Columbia stock declines after the date the merger consideration is determined.

The number of Columbia shares issued to each Mountain Bank shareholder in the merger will be determined five business days prior to closing of the merger. Any declines in the trading price of Columbia stock between that determination date and the date you receive your merger consideration would reduce the value of the consideration that you receive.

Because Mountain Bank stock is not actively traded, Mountain Bank trading prices may not reflect the actual value of Mountain Bank stock.

Mountain Bank stock is traded only sporadically between private parties and rarely on the over-the counter market, making it difficult to determine a reliable market value for shares of the stock based on trading data. The merger consideration was determined by negotiations between the parties based on the limited trading data available and other considerations discussed in “Background of and Reasons for the Merger” beginning on page 20. Trading prices may not reflect the actual value of Mountain Bank stock.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Columbia and Mountain Bank have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of the ongoing business of Mountain Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits and loans out of Mt. Rainier Bank.

Unanticipated costs relating to the merger could reduce Columbia’s future net income and cash flows.

Columbia believes that it has reasonably estimated the likely costs of integrating the operations of Mt. Rainier National Bank into Columbia State Bank and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the net income and cash flows of Columbia after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Columbia’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

We may face challenges in integrating the operations of two institutions at approximately the same time.

The risk factors above, relating to possible difficulties and unanticipated costs associated with integrating Mountain Bank’s operations into those of Columbia, may be increased due to our planned acquisition of Town Center Bancorp (see “Summary—Summary Information About the Parties and the Transaction—Recent Developments” on page 4) at approximately the same time as the closing of the Mountain Bank transaction. Columbia has never acquired two separate financial institutions at the same time, and the concurrent nature of these transactions may result in unanticipated difficulties and expenses.

Columbia may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

Columbia has historically grown, in part, through acquisitions of other financial institutions and assets, and anticipates that it will engage in selected acquisitions in the future. In this regard, Columbia has entered into a Plan and Agreement of Merger with Town Center Bancorp in a cash and stock transaction valued at approximately $45.1 million. There are risks associated with Columbia’s acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Columbia, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, Columbia can give you no assurance about the extent to which Columbia can continue to grow through acquisitions.

In the future, Columbia may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders.

Columbia has various anti-takeover measures that could impede a takeover of Columbia.

Columbia has various anti-takeover measures in place, some of which are listed elsewhere in this document. Any one or more of these measures may impede the takeover of Columbia without the approval of the Columbia board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Columbia common stock. See “Comparison of Certain Rights of Holders of Columbia and Mountain Bank Common Stock” beginning on page 94.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Columbia’s and Mountain Bank’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	our businesses may not be integrated successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	the concurrent integration of the operations of Mountain Bank and Town Center Bancorp may exacerbate the risks otherwise associated with acquisitions, such as those described above;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Columbia’s reports filed with the SEC and under the heading below entitled “Information Concerning Mountain Bank” beginning on page 54.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Columbia or Mountain Bank or any person acting on behalf of Columbia or Mountain Bank are expressly qualified in their entirety by the cautionary statements above. Neither Columbia nor Mountain Bank undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA OF COLUMBIA

The following selected historical financial information is derived from and should be read in conjunction with the historical financial statements of Columbia, including the notes thereto, in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Columbia” beginning on page 98. The historical consolidated financial data for each of the five fiscal years ended December 31, 2006, is derived from audited consolidated financial statements of Columbia. Columbia acquired Bank of Astoria on October 1, 2004; the acquired bank’s results of operations are included in Columbia’s results beginning that date. The information as of and for the three months ended March 31, 2007 and 2006, is derived from Columbia’s unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Columbia’s management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)
For the Period
Total revenue	$30,880	$30,279	$122,435	$115,698	$94,187	$86,651	$84,339
Net interest income	$24,703	$24,306	$97,763	$90,912	$71,943	$63,867	$64,289
Provision for loan and lease losses	$638	$215	$2,065	$1,520	$995	$2,850	$15,780
Noninterest income	$6,177	$5,973	$24,672	$24,786	$22,244	$22,784	$20,050
Noninterest expense	$20,402	$18,340	$76,134	$72,855	$61,326	$55,960	$53,653
Net income	$7,283	$8,188	$32,103	$29,631	$22,513	$19,522	$10,885

Per Share
Net Income (Basic)	$0.45	$0.52	$2.01	$1.89	$1.55	$1.39	$0.79
Net Income (Diluted)	$0.45	$0.51	$1.99	$1.87	$1.52	$1.37	$0.78
Book Value	$16.17	$14.47	$15.71	$14.29	$13.03	$10.66	$9.48

Averages
Total assets	$2,586,025	$2,388,680	$2,473,404	$2,290,746	$1,919,134	$1,696,417	$1,601,061
Interest-earning assets	$2,392,372	$2,190,872	$2,265,393	$2,102,513	$1,769,470	$1,544,869	$1,454,714
Loans	$1,765,692	$1,567,615	$1,629,616	$1,494,567	$1,186,506	$1,128,941	$1,183,922
Securities	$597,952	$619,428	$623,631	$605,395	$552,742	$401,594	$246,995
Deposits	$2,001,136	$1,955,851	$1,976,448	$1,923,778	$1,690,513	$1,483,173	$1,360,968
Core deposits	$1,444,210	$1,425,442	$1,433,395	$1,423,862	$1,238,536	$1,017,126	$885,008
Shareholders’ equity	$256,292	$231,080	$237,843	$214,612	$169,414	$141,129	$124,096

Financial Ratios
Net interest margin	4.37%	4.65%	4.49%	4.44%	4.19%	4.23%	4.50%
Return on average assets	1.14%	1.39%	1.30%	1.29%	1.17%	1.15%	0.68%
Return on average equity	11.52%	14.37%	13.50%	13.81%	13.29%	13.83%	8.77%

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)
Return on average tangible equity(1)	13.38%	17.0%	15.88%	16.63%	14.02%	13.83%	8.77%
Average equity to average assets	9.91%	9.67%	9.62%	9.37%	8.83%	8.32%	7.75%

At Period End
Total assets	$2,676,204	$2,460,453	$2,553,131	$2,377,322	$2,176,730	$1,744,347	$1,699,613
Loans	$1,833,852	$1,595,262	$1,708,962	$1,564,704	$1,359,743	$1,078,302	$1,175,853
Allowance for loan and lease losses	$20,819	$20,691	$20,182	$20,829	$19,881	$20,261	$19,171
Securities	$599,306	$634,620	$605,133	$585,332	$642,759	$523,864	$337,412
Deposits	$2,081,026	$1,990,363	$2,023,351	$2,005,489	$1,862,866	$1,544,626	$1,487,153
Core deposits	$1,518,797	$1,455,390	$1,473,701	$1,478,090	$1,381,073	$1,098,237	$980,709
Shareholders’ equity	$261,329	$231,137	$252,347	$226,242	$203,154	$150,372	$132,384
Full-time equivalent employees	675	640	657	651	625	539	525
Banking offices	40	40	40	40	39	34	36

Nonperforming assets
Nonaccrual loans	$2,580	$5,115	$2,414	$4,733	$8,222	$13,255	$16,918
Restructured loans	806	$1,146	1,066	124	227	—	187
Other personal property owned	—	—	—	—	—	691	916
Real estate owned	—	18	—	18	680	1,452	130

Total nonperforming assets	$3,386	$6,279	$3,480	$4,875	$9,129	$15,398	$18,151

Nonperforming loans to year end loans	0.18%	0.39%	0.20%	0.31%	0.62%	1.23%	1.45%
Nonperforming assets to year end assets	0.13%	0.26%	0.14%	0.21%	0.42%	0.88%	1.07%
Allowance for loan and lease losses to year end loans	1.14%	1.30%	1.18%	1.33%	1.46%	1.88%	1.63%
Allowance for loan and lease losses to nonperforming loans	614.86%	330.47%	579.94%	428.84%	235.31%	152.86%	112.08%
Allowance for loan and lease losses to nonperforming assets	614.86%	329.53%	579.94%	427.26%	217.78%	131.58%	105.62%
Net loan charge-offs	$1 (2)	$353 (2)	$2,712 (3)	$572 (3)	$2,742 (3)	$1,760 (3)	$11,343 (3)

Risk-Based Capital Ratios
Total capital	12.70%	12.93%	13.23%	12.97%	12.99%	14.49%	12.32%
Tier I capital	11.71%	11.83%	12.21%	11.82%	11.75%	13.24%	11.07%
Leverage ratio	9.84%	9.57%	9.86%	9.54%	8.99%	10.03%	9.18%

(1)	Annualized net income, excluding core deposit intangible amortization, divided by average daily shareholders’ equity, excluding average goodwill and average core deposit intangible asset.
(2)	For the three-month periods indicated.
(3)	For the twelve-month periods indicated.

SELECTED CONSOLIDATED FINANCIAL DATA OF MOUNTAIN BANK

The following selected historical financial information is derived from and should be read in conjunction with the historical financial statements of Mountain Bank, including the notes thereto, included in this proxy statement/prospectus under the heading “Mountain Bank Financial Statements” beginning on page F-1. The historical financial data for each of the five fiscal years ended December 31, 2006, is derived from audited consolidated financial statements of Mountain Bank. The information as of and for the three months ended March 31, 2007 and 2006, is derived from Mountain Bank’s unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of Mountain Bank’s management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Years Ended December 31,
			2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)
Income Statement Data
Interest income	$4,051	$3,033	$14,091	$10,878	$9,404	$8,457	$8,169
Interest expense	$1,464	$790	$4,529	$2,465	$1,932	$1,921	$2,563
Net interest income	$2,587	$2,243	$9,562	$8,413	$7,472	$6,536	$5,606
Provision for credit losses	$69	$69	$276	$199	$276	$385	$360
Net interest income after provision	$2,518	$2,174	$9,286	$8,214	$7,196	$6,151	$5,246
Non-interest income	$378	$354	$1,476	$1,559	$1,245	$1,615	$1,351
Non-interest expense	$1,972	$1,732	$7,585	$6,705	$6,398	$6,000	$5,156
Income before income taxes	$924	$796	$3,177	$3,068	$2,043	$1,766	$1,441
Income taxes	$297	$247	$1,005	$981	$625	$544	$426
Net income	$627	$549	$2,172	$2,087	$1,418	$1,222	$1,015
Per Share Data
Net income—basic	$0.27	$0.24	$0.94	$0.91	$0.64	$0.57	$0.48
Net income—diluted	$0.26	$0.23	$0.91	$0.88	$0.62	$0.55	$0.46
Cash dividends declared	$0.20	$0.18	$0.18	$0.15	$0.10	$0.00	$0.00
Book value per share	$9.75	$8.85	$9.66	$8.82	$8.21	$7.63	$7.18
Balance Sheet Data
Assets	$235,696	$202,683	$229,910	$194,524	$177,645	$156,425	$143,174
Loans, net	$169,538	$136,433	$164,585	$120,866	$119,027	$97,643	$81,409
Securities	$28,104	$46,342	$35,641	$46,573	$37,502	$32,290	$29,562
Deposits	$209,489	$175,646	$204,296	$171,813	$157,600	$138,775	$127,011
Shareholders’ equity	$22,649	$20,401	$22,283	$20,299	$18,569	$16,604	$15,404
Shares outstanding	2,322,939	2,304,489	2,307,389	2,302,741	2,260,968	2,176,677	2,146,813
Performance Ratios
Return on average assets	1.10%	1.14%	1.02%	1.12%	0.84%	0.82%	0.78%
Return on average equity	11.40%	11.14%	10.32%	10.79%	8.09%	7.67%	7.14%
Equity to assets	9.69%	10.20%	9.88%	10.44%	10.45%	10.61%	10.76%
Net interest margin	4.91%	5.07%	4.88%	4.90%	4.75%	4.70%	4.60%
Allowance for credit losses to loans	1.11%	1.20%	1.11%	1.28%	1.14%	1.12%	1.04%
Asset Quality Ratios
Net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.00%	0.00%	0.15%	0.35%
Non-performing loans to period-end loans	0.00%	0.02%	0.00%	0.02%	0.00%	0.11%	0.11%
Non-performing assets to total assets	0.00%	0.02%	0.00%	0.01%	0.00%	0.16%	0.17%
Capital and Liquidity Ratios
Risk-based:
Tier 1 capital	12.21%	13.65%	12.36%	14.70%	13.70%	14.08%	12.97%
Total capital	13.23%	14.72%	13.37%	15.81%	14.71%	15.02%	13.70%
Average loans to average deposits			82.53%	74.43%	73.01%	69.52%	64.61%
Average shares outstanding:
Basic	2,320,926	2,302,916	2,304,347	2,288,320	2,229,061	2,155,914	2,111,819
Diluted	2,391,708	2,370,287	2,378,836	2,338,440	2,298,897	2,240,437	2,195,058

SELECTED UNAUDITED COMPARATIVE PER SHARE DATA

The table below presents the historical earnings, book value and cash dividends per share for the periods shown for Columbia and Mountain Bank, together with the same figures presented on a pro forma combined basis for Columbia and a pro forma equivalent basis for Mountain Bank after giving effect to the merger. Except where indicated otherwise, the pro forma equivalent per share data for Mountain Bank is calculated by multiplying the pro forma combined per share data for Columbia by the pro forma ratio of 0.74206, which ratio has been computed based on an assumed Columbia common stock price per share of $33.69, the closing price of Columbia’s common stock on the day before the merger was announced, and total per share merger consideration (cash and stock) of $25.00. This assumption is for purposes of presentation only and the exchange ratio in the merger may be different.

This data should be read in conjunction with the audited consolidated financial statements and unaudited interim financial information of Columbia incorporated by reference into this document, and the audited financial statements and unaudited interim financial information of Mountain Bank included in this document. The information is for illustrative purposes only and is not necessarily indicative of the results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor is it indicative of future results or financial positions.

The table also presents the closing prices per share for Columbia and Mountain Bank common stock, respectively, immediately prior to the announcement of the merger, and as of                     , 2007, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of Mountain Bank shares after giving effect to the merger. See the discussion under the heading “Comparative Stock Price and Dividend Information” on page 17 for important information about the limited trading in stock of Mountain Bank and the effect that may have on the reliability of the share price data.

	Columbia			Mountain Bank
	Historical		Pro Forma Combined	Historical		Pro Forma Equivalent
Diluted earnings per share(1):
Three months ended March 31, 2007		$0.45	$0.46		$0.26	$0.34
Year ended December 31, 2006		$1.99	$1.99		$0.91	$1.48
Book value per share(2) at:
March 31, 2007		$16.17	$15.27		$9.75	$11.33
December 31, 2006		$15.71	$15.20		$9.66	$11.28
Cash dividends per share declared(3):
Three months ended March 31, 2007		$0.15	$0.15		$0.20	$0.11
Year ended December 31, 2006		$0.57	$0.57		$0.18	$0.42
Market value per share at March 28, 2007		$33.69			$25.50	$25.00
Market value per share at , 2007	$			$			$(4)

(1)

The pro forma earnings per share amounts are calculated by dividing total historical and pro forma combined net income by the average pro forma common shares of Columbia and Mountain Bank after giving effect to the merger. Pro forma basic and diluted weighted average numbers of common shares utilized for the calculation were calculated using Columbia’s historical weighted average common shares plus shares expected to be issued to Mountain Bank shareholders under the terms of the merger agreement based on an average closing price of $33.69. Pro forma combined diluted earnings per share for Columbia, giving effect to the merger transaction between Columbia and Town Center Bancorp in addition to the Mountain Bank transaction, would be $0.46 for the three months ended March 31, 2007 and $2.02 for the year ended December 31, 2006, assuming the issuance of 698,182 shares of Columbia common stock under the terms of the merger agreement with Town Center Bancorp. See “Summary—Summary Information About the Parties and the Transaction—Recent Developments” on page 4 for more information regarding the transaction between Columbia and Town Center Bancorp.

(2)	Book value per share is calculated by dividing total actual historical and pro forma shareholders’ equity at the date indicated by the actual historical and pro forma number of shares outstanding at that date.
(3)	Mountain Bank has historically declared an annual cash dividend in March of each year.
(4)	Calculated by multiplying the market value per share of Columbia stock at , 2007, by the pro forma ratio of 0. , which ratio has been computed based on the Columbia common stock price at that date and total per share merger consideration (cash and stock) of $ . This assumption is for purposes of presentation only and the exchange ratio in the merger may be different.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

COLUMBIA COMMON STOCK

Columbia common stock is quoted on The NASDAQ Global Market under the symbol “COLB.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Columbia common stock as reported on The NASDAQ Global Market, and

•	dividends per share on Columbia common stock.

	High	Low	Cash Dividends Declared
2005
First quarter	$25.83	$22.66	$0.07
Second quarter	$25.30	$22.57	$0.09
Third quarter	$28.84	$22.67	$0.11
Fourth quarter	$29.98	$24.51	$0.12

2006
First quarter	$35.49	$27.99	$0.13
Second quarter	$37.39	$31.75	$0.14
Third quarter	$36.67	$29.91	$0.15
Fourth quarter	$36.20	$30.90	$0.15

2007
First quarter	$35.96	$32.36	$0.15
Second quarter (through May , 2007)			$0.17

At May 10, 2007, the              outstanding shares of Columbia common stock were held by approximately              holders of record.

The payment of future cash dividends is at the discretion of the Columbia board and subject to a number of factors, including results of operations, general business conditions, growth, financial condition, and other factors deemed relevant by the Columbia board. Columbia’s ability to pay dividends is also subject to certain regulatory requirements and restrictions.

MOUNTAIN BANK COMMON STOCK

No broker makes a market in Mountain Bank’s common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. The stock is traded by individuals on a personal basis and sporadically on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors known to Mountain Bank. It does not include new issuances of stock, the exercise of stock options or shares issued under Mountain Bank’s Employee Stock Purchase Plan. The price information was obtained from Mt. Rainier National Bank acting as transfer agent for Mountain Bank.

	No. of Shares Traded	High	Low
2005
First quarter	6,170	$16.50	$15.50
Second quarter	8,993	$17.00	$15.00
Third quarter	15,276	$18.00	$16.50
Fourth quarter	7,196	$19.00	$17.50

2006
First quarter	5,665	$20.00	$19.00
Second quarter	3,535	$21.50	$20.00
Third quarter	10,400	$24.00	$21.50
Fourth quarter	13,901	$25.00	$24.00

2007
First quarter	6,062	$26.00	$25.00
Second quarter (through May , 2007)

At May 10, 2007, the            outstanding shares of Mountain Bank common stock were held by approximately             holders of record.

The timing and amount of dividends paid by Mountain Bank is subject to determination by the board of directors of Mountain Bank, in its sole discretion, and depends upon earnings, cash requirements and its financial condition, applicable government regulations and other factors deemed relevant by the Mountain Bank board of directors. Mountain Bank has not historically paid quarterly cash dividends, but rather annual cash dividends. Mountain Bank paid a cash dividend of $0.15 per share in March 2005, $0.18 per share in March 2006, and $0.20 per share in March 2007.

MOUNTAIN BANK SPECIAL SHAREHOLDERS’ MEETING

DATE, TIME, PLACE

The Mountain Bank special meeting of shareholders will be held on                     , 2007, at             p.m., local time, at                                 .

PURPOSE

At the special meeting, Mountain Bank shareholders will:

•	consider and vote on a proposal to approve the merger agreement, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

The Mountain Bank board of directors has fixed 5:00 p.m. Pacific Time on May 10, 2007 as the record date for determining the holders of shares of Mountain Bank common stock entitled to notice of and to vote at the special meeting. At the close of business on the Mountain Bank record date, there were              shares of common stock issued and outstanding held by approximately              holders of record. Holders of record of Mountain Bank common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger—Dissenters’ Rights of Appraisal” beginning on page 40 and Appendix B.

The directors and executive officers of Mountain Bank have agreed to vote all shares controlled by them in favor of approval of the merger agreement. A total of 419,273 outstanding shares, or approximately 18% of the outstanding shares of Mountain Bank common stock, are covered by the voting agreement. See “The Merger—Voting Agreement” on page 40.

VOTE REQUIRED

The affirmative vote of the holders of at least two-thirds (66 2/3%) of the shares of Mountain Bank’s outstanding common stock is required to approve the merger agreement. At least fifty percent (50%) of the total outstanding shares of Mountain Bank common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For purposes of determining a quorum, abstentions and broker nonvotes (that is, proxies from brokers or nominees indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominee does not have discretionary power to vote) are counted in determining the shares present at a meeting.

For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of Mountain Bank common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

VOTING, SOLICITATION, AND REVOCATION OF PROXIES

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger agreement and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Mountain Bank;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

If you intend to change your vote or otherwise vote in person and your shares are held in the name of a broker or other nominee, you should contact your broker or nominee for further instructions. Mountain Bank is soliciting proxies for the special meeting on behalf of the Mountain Bank board of directors. Mountain Bank will bear the cost of soliciting proxies from its shareholders. In addition to using the mails, Mountain Bank may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Mountain Bank does not expect to pay any compensation for the solicitation of proxies. However, Mountain Bank will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

POSSIBLE ADJOURNMENT OF THE MEETING

As described above under “Vote Required,” approval of the merger agreement requires the affirmative vote of at least two-thirds (66 2/3%) of the shares of Mountain Bank’s outstanding common stock. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, Mountain Bank may propose to adjourn or postpone the meeting in order to permit further solicitation of proxies by Mountain Bank. Adjournment of the meeting, if proposed, requires the affirmative vote of a majority of the votes cast on the proposal. The Mountain Bank board of directors unanimously recommends that Mountain Bank’s shareholders vote for the proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement.

BACKGROUND OF AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

Columbia was organized in 1993 and has grown to $2.6 billion in assets, with 35 branches concentrated in Pierce, King, Cowlitz, Thurston, and Kitsap Counties in Washington and in Clatsop and Tillamook Counties in Oregon. In 1998, Columbia completed the acquisitions of two community banks, one in Pierce County and the other in King County, with combined assets of $100 million. In 2004, Columbia acquired Bank of Astoria in Astoria, Oregon, which had over $150 million in assets. Columbia’s strategy has been to grow its franchise through its branch network and to seek acquisitions of other leading community banks in the Pacific Northwest that are also a cultural fit.

Mt. Rainier National Bank was organized in 1990 as a national banking association headquartered in Enumclaw, Washington. The bank’s holding company, Mountain Bank, was formed in 1993. Mountain Bank currently has five branch locations in King and Pierce Counties. These branches offer a full range of commercial bank services including checking accounts, savings accounts, time deposits, night depository services, safe deposit box facilities, commercial loans, consumer loans, residential mortgage loans, on-line banking and other customary non-deposit services to predominantly small and middle-market businesses and middle-income individuals.

Melanie Dressel, Chief Executive Officer of Columbia, met informally a number of times over the last several years with both Roy Brooks, Chairman of Mountain Bank, and Mt. Rainier National Bank President Steve Moergeli, to express Columbia Bank’s high degree of interest in pursuing a business combination with Mountain Bank, including in November 2006. At that time, Mr. Brooks requested that Ms. Dressel refrain from developing a formal proposal until the Mountain Bank board had held a contemplated strategic planning meeting as discussed below.

At its regular board meeting on November 28, 2006, members of the board of Mountain Bank discussed having a long range planning session before the end of the year. In preparation for this planning meeting, a questionnaire was sent out to all directors requesting topics to be addressed at the meeting. In response to the questionnaire, several directors indicated interest in discussing the direction of the company, including opportunities for a merger with another bank.

At the December 19, 2006, long range planning meeting held by the Mountain Bank board, the board directed the Chairman to meet with an investment banker to obtain information about bank valuations and the opportunities available to Mountain Bank if it were to proceed with identifying a strategic partner.

On January 3, 2007, Mr. Brooks contacted Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to request assistance in addressing the board’s direction to consider strategic alternatives for Mountain Bank. On January 10 and 19, 2007, Mr. Brooks met with a representative of Sandler O’Neill to discuss the board’s request for information.

Following the conversations, a representative of Sandler O’Neill made a presentation to the Mountain Bank board at a special meeting held on February 1, 2007. The Sandler O’Neill representative discussed the alternatives available to Mountain Bank, including continuing as a stand-alone entity or exploring strategic merger partners, including Columbia. The representative responded to questions from directors about banks that had contacted Mountain Bank in the past, including Columbia. Other issues addressed included the operating history and market perception of these prospective partners, integration and cultural fit of the various companies, management, dividend history, stock price history and liquidity. Following an extensive discussion among the directors concerning the potential advantages and risks of pursuing a strategic partnership, the Mountain Bank board determined unanimously to ask Mountain Bank’s management and Sandler O’Neill to meet with Ms. Dressel to discuss a possible combination with Columbia.

On February 5, 2007, Mr. Brooks, Mr. Moergeli and a representative of Sandler O’Neill met with Ms. Dressel to discuss Columbia’s interest in making a merger proposal to Mountain Bank. At this meeting, the parties agreed to meet again on February 16, 2007, at an offsite location and to include Columbia’s CFO, Gary Schminkey. Representatives of Sandler O’Neill attended the February 16, 2007 meeting. A joint confidentiality agreement was executed by Columbia and Mountain Bank on February 7, 2007, to facilitate the exchange of non-public information.

At their regularly scheduled February 20, 2007 meeting, the Mountain Bank board received updates from Mountain Bank management and a representative of Sandler O’Neill about the possible terms that Columbia was willing to offer Mountain Bank in a merger proposal. The board voted to hold a special board meeting on March 1, 2007, to discuss a possible combination with Columbia.

Columbia’s board of directors also discussed the potential merger transaction with Mountain Bank at its regularly scheduled board meeting on February 28, 2007. Management advised the board that the proposed merger terms included consideration with a fixed value of $25.00 per Mountain Bank share, split between Columbia stock and cash approximately 55%/45%, and subject to certain adjustments. The board authorized Columbia’s management to continue negotiations with Mountain Bank.

At Mountain Bank’s special board meeting on March 1, 2007, representatives of Sandler O’Neill and Mountain Bank’s management reviewed the terms of a possible transaction with Columbia based on terms informally discussed with Columbia. The board was informed that Columbia proposed that the consideration would take the form of approximately 55% stock and 45% cash at a fixed value of $25.00 per Mountain Bank share, subject to certain adjustments. After discussing these preliminary terms, the Mountain Bank board reaffirmed its interest in continuing to have conversations with Columbia and authorized management to assist Columbia in doing due diligence about Mountain Bank, to conduct due diligence about Columbia, and to begin negotiation of a definitive merger agreement.

The following morning, Ms. Dressel and Mr. Brooks met at a location near the Seattle airport to discuss beginning due diligence and the general terms of a merger transaction. Representatives of Graham & Dunn P.C., long-time corporate counsel for Mountain Bank, and Sandler O’Neill joined the meeting and a timeline was developed for the parties to begin merger negotiations.

During the week of March 5, 2007, the parties exchanged due diligence materials and started the due diligence process.

On March 9, 2007, Ms. Dressel and Mr. Schminkey met with Mr. Brooks and Mountain Bank CFO Sheila Brumley for lunch to discuss the merger and the opportunity for Ms. Brumley to join the Columbia finance staff if the merger was completed. The following day, Ms. Dressel and Mr. Schminkey met with Mr. Brooks and Sterlin Franks, Mt. Rainier National Bank’s Chief Credit Officer, to discuss Mr. Frank’s continuing as the regional credit officer for the Mountain Bank branches following the completion of the proposed merger.

On March 10, 2007, the parties met to continue due diligence at an offsite location in Federal Way, Washington. Columbia’s representatives met with management of Mountain Bank and reviewed certain loan files. Messrs. Brooks, Moergeli, and Franks and Ms. Brumley met with Ms. Dressel, Mr. Schminkey, Mark Nelson, Columbia’s Executive Vice President and Chief Banking Officer, and Andy McDonald, Columbia’s Executive Vice President and Chief Credit Officer, and representatives of Sandler O’Neill to discuss financial and operational matters.

On March 13, 2007, initial drafts of the merger agreement and ancillary documents were provided by legal counsel.

On March 16, 2007, Mr. Franks reviewed certain of Columbia’s loan files and examined loan policies and procedures at a Columbia branch office located in Tacoma, Washington. Messrs. Brooks and Moergeli and Ms. Brumley continued their due diligence of Columbia at the same Columbia branch office in Tacoma on March 20, 2007.

On March 16, 2007, Messrs. Brooks and Moergeli and Ms. Brumley, together with representatives of Sandler O’Neill and Graham & Dunn, met with Ms. Dressel, Mr. Schminkey and representatives of Miller Nash LLP, Columbia’s legal counsel for the transaction, and D.A. Davidson & Co., Columbia’s financial advisor, to negotiate the terms of the definitive agreement, including the form of merger consideration, termination and breakup events and fees, employment arrangements, noncompetition agreements, advisory board structure, representations, warranties, and covenants, and other issues related to the proposed transaction. This meeting took place at Graham & Dunn’s offices in Seattle.

Following the March 16, 2007, meeting and continuing until March 23, 2007, the parties continued to negotiate the merger agreement and related ancillary documents.

The Mountain Bank board held a special meeting on March 22, 2007, to review the progress of the negotiations. Representatives of Graham & Dunn and Sandler O’Neill attended this meeting. At this special board meeting, the Sandler O’Neill representative provided its preliminary analysis of the financial terms of the transaction. The presentation also covered the proposed mechanics for the merger consideration. Graham & Dunn advised the board on its fiduciary obligations.

The final drafts of the merger agreement and related ancillary documents were circulated to the board of directors of Mountain Bank and Columbia on March 24, 2007.

A special board meeting was held by Mountain Bank the evening of March 27, 2007, to consider the merger agreement and related documents. Representatives of Graham & Dunn provided an update on fiduciary duties and the terms and conditions contained in the merger agreement, employment-related agreements and other material agreements, copies and summaries of which had been distributed to the directors in advance of the meeting. Representatives of Sandler O’Neill delivered Sandler O’Neill’s oral opinion that, as of March 27, 2007, and based upon and subject to the assumptions made, matters considered and qualifications and limitations described, the consideration to be received by Mountain Bank shareholders in the merger is fair to such shareholders from a financial point of view. After discussion and detailed consideration of the merger agreement, related documents, and the factors listed below under “Reasons for the Merger — Mountain Bank,” the Mountain Bank board, all of whom were present, unanimously approved and authorized the execution by Mountain Bank of the merger agreement. The merger agreement dated the following day, March 28, 2007, was executed by Mountain Bank immediately following the conclusion of the special meeting.

Columbia held its regular board meeting at its corporate offices the afternoon of March 28, 2007, at which time the board reviewed the merger agreement, related documents and financial analysis by D.A. Davidson. Representatives of Miller Nash advised the Columbia board regarding fiduciary duties and the terms of the merger agreement, employment-related agreements and other material agreements, copies and summaries of which had been provided to the directors prior to the meeting. A representative of D.A. Davidson then made a presentation regarding the financial terms of the merger. After discussion and detailed consideration of the merger agreement and presentations made by its counsel and financial advisor, the Columbia directors, all of whom were present in person, unanimously approved and authorized the execution of the merger agreement and related agreements. The merger agreement was executed by Columbia immediately following the conclusion of the board meeting and was publicly announced that afternoon.

REASONS FOR THE MERGER—COLUMBIA

At its regular meeting held on March 28, 2007, Columbia’s board of directors determined that the merger agreement was in the best interests of Columbia and its shareholders. In reaching its determination, the board consulted with D.A. Davidson regarding the financial impact of the merger and with Columbia’s management and Miller Nash regarding the terms of the merger agreement, and considered a number of factors. Listed below are the material considerations Columbia’s directors took into account in arriving at their decision:

•	Mt. Rainier National Bank’s financial performance and credit quality;

•	Anticipated revenue enhancements, cost savings, and merger-related expenses associated with combining operations;

•	The addition of branches in market areas contiguous to Columbia’s operations and in locations in which Columbia had planned to expand;

•	The opportunity to meaningfully compliment and enhance the product offerings to Mt. Rainier’s loyal customer base, with a corresponding potential for enhanced revenue growth;

•	The similar cultures of both banks, including their focus on community banking and a shared commitment to community involvement; and

•	Continuity of key employees and brand name, as well as continued involvement of Mountain Bank’s directors on an advisory board.

The foregoing list is not intended to be exhaustive but represents the material factors considered by the Columbia board. The board did not assign any specific or relative weight to the factors listed above. After evaluating the anticipated impact of the merger with Mountain Bank on Columbia and its shareholders, customers and employees, including the time and effort required of management to assimilate both Mountain Bank and Town Center Bancorp concurrently, Columbia’s board concluded that the benefits to Columbia and its constituencies anticipated from the merger would likely outweigh any disadvantages.

REASONS FOR THE MERGER—MOUNTAIN BANK

At a special meeting held on March 27, 2007, the Mountain Bank board of directors determined that the terms of the merger agreement were in the best interests of Mountain Bank and its shareholders. In the course of reaching its decision to approve the merger agreement, the Mountain Bank board of directors consulted with Sandler O’Neill, its financial advisor, and Graham & Dunn, its legal counsel. In reaching its final determination, Mountain Bank’s board of directors considered a number of factors including, without limitation, the following:

•	the terms of the merger agreement and the form of the consideration, and the historical trading ranges for Columbia’s common stock;

•

the alternatives of Mountain Bank’s continuing as an independent community bank or combining with other potential merger partners versus the determination that the merger with Columbia presented the best opportunity for maximizing shareholder value and serving the banking needs of the communities in which Mountain Bank operates;

•	information concerning Columbia’s financial condition and results of operations as well as the likelihood that Columbia would be able to obtain regulatory approval for the merger;

•

the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed acquisition by Columbia;

•	the opinion of Sandler O’Neill & Partners, L.P. that the consideration to be received by Mountain Bank’s shareholders in the merger is fair from a financial point of view;

•	Columbia’s operating philosophy as a community-oriented bank holding company with a customer service focus, which is consistent with Mountain Bank’s philosophy;

•

the expectation that Mountain Bank’s shareholders would have the opportunity to continue to participate in the growth of the combined company and would also greatly benefit from the significantly greater liquidity of the trading market for Columbia common stock;

•	that Columbia has historically paid quarterly cash dividends on its common stock;

•	that Columbia’s larger size would offer employees and customers greater opportunity for advancement and service then they presently have at Mountain Bank;

•	the effects of the regulatory and market pressures facing Mountain Bank and community banks generally and Mountain Bank’s prospects as an independent bank;

•

the determination that a business combination with Columbia State Bank would extend Mt. Rainier National Bank’s lending capabilities and increase the range of financial products and services available to Mountain Bank’s customers;

•	the broad experience of Columbia’s management team and its particular experience in managing subsidiary banks that have an emphasis on local decision making and authority;

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay;

•	that the “break-up” fee provisions in the merger agreement could have the effect of discouraging superior proposals for a business combination between Mountain Bank and third parties;

•

the possible disruption to Mountain Bank’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of Mountain Bank’s business; and

•

the restrictions contained in the merger agreement on the operation of Mountain Bank’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of Mountain Bank contained in the merger agreement.

The foregoing discussion of the information and factors considered by the Mountain Bank board of directors is not intended to be exhaustive. In reaching its determination to approve and recommend the transaction, the Mountain Bank board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the factors considered in reaching that determination. Individual directors may have given differing weights to different factors. After deliberating with respect to the merger transaction with Columbia, considering, among other things, the matters discussed above, the Mountain Bank board of directors unanimously approved and adopted the merger agreement and the merger with Columbia as being in the best interests of Mountain Bank and its shareholders.

OPINION OF FINANCIAL ADVISOR TO MOUNTAIN BANK

By letter dated January 10, 2007, Mountain Bank retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Columbia. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Mountain Bank in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the March 27, 2007 meeting at which Mountain Bank’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Mountain Bank’s shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Mountain Bank shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Mountain Bank board and is directed only to the fairness of the merger consideration to Mountain Bank shareholders from a financial point of view. It does not address the underlying business decision of Mountain Bank to engage in the merger or any other aspect of the merger and is not a recommendation to any Mountain Bank shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Mountain Bank that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Columbia that they deemed relevant;

(4)	internal financial projections for Mountain Bank for the year ending December 31, 2007, prepared by and reviewed with management of Mountain Bank and growth and performance projections for the years ending December 31, 2008, 2009 and 2010 as provided by and reviewed with management of Mountain Bank;

(5)	internal financial projections for Columbia for the years ending December 31, 2007, 2008 and 2009, prepared by and reviewed with management of Columbia and growth and performance projections for the year ending December 31, 2010, as provided by and reviewed with management of Columbia, including the pro forma impact of Columbia’s pending acquisition of Town Center Bancorp;

(6)	the pro forma financial impact of the merger on Columbia, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Mountain Bank and Columbia;

(7)	the publicly reported historical price and trading activity for Columbia’s common stock, including a comparison of certain financial and stock market information for Columbia with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Mountain Bank the business, financial condition, results of operations and prospects of Mountain Bank and held similar discussions with certain members of senior management of Columbia regarding the business, financial condition, results of operations and prospects of Columbia.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all the financial and other information that was available to them from public sources, that was provided to them by Mountain Bank and Columbia or their respective representatives or that was otherwise reviewed by them and has assumed such accuracy and completeness for purposes of rendering their opinion. Sandler O’Neill has further relied on the assurances of the respective managements of Mountain Bank and Columbia that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and they did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities, contingent or otherwise, of Mountain Bank or Columbia or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Mountain Bank or Columbia, nor did it review any individual credit files relating to Mountain Bank or Columbia. Sandler O’Neill has assumed, with Mountain Bank’s consent, that the respective allowances for loan losses for both Mountain Bank and Columbia were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for Mountain Bank and Columbia and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Mountain Bank and Columbia and used by Sandler O’Neill in its analyses, Mountain Bank’s and Columbia’s management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of management of the future financial performance of Mountain Bank and Columbia and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expresses no opinion as to such financial projections and estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in Mountain Bank’s and Columbia’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to it. Sandler O’Neill has assumed in all respects material to its analysis that Mountain Bank and Columbia will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with Mountain Bank’s consent, Sandler O’Neill has relied upon the advice Mountain Bank has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based upon financial, economic, market and other conditions as in effect on, and the information made available to them as of, the date of the opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw their opinion or otherwise comment upon events occurring after the date hereof. Sandler O’Neill is expressing no opinion herein as to what the value of Columbia’s common stock will be when issued to Mountain Bank’s shareholders pursuant to the merger agreement or the prices at which Mountain Bank’s and Columbia’s common stock may trade at any time.

In rendering its March 27, 2007, opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Mountain Bank or Columbia and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Mountain Bank or Columbia and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Mountain Bank, Columbia and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Mountain Bank board at the board’s March 27, 2007, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Mountain Bank’s common stock or Columbia’s common stock or the prices at which Mountain Bank’s or Columbia’s common stock may be sold at any time.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Columbia is offering shareholders of Mountain Bank a fixed amount of $11.25 in cash per share and a varying amount of shares of Columbia common stock such that if the Columbia Average Price is between $32.50 and $37.50, the value per Mountain Bank common share will be $25.00 consisting of $11.25 in cash and $13.75 in Columbia stock. If the Columbia Average Price is greater than $37.50, the amount of Columbia shares issued to holders of Mountain Bank common stock will be fixed at 0.3667 per Mountain Bank share. If the Columbia Average Price is less than $32.50, the amount of Columbia shares issued to holders of Mountain Bank common stock will be fixed at 0.4231 per Mountain Bank share. Based upon the closing price of Columbia’s common stock on March 26, 2007, of $34.62, Sandler O’Neill calculated implied consideration of $25.00 per share of Mountain Bank common stock.

Based upon financial information for Mountain Bank for the twelve months ended December 31, 2006, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Deal price/Last Twelve Months Earnings Per Share	27.5	x
Deal price/stated book value per share	259%
Deal price/tangible book value per share	259%
Tangible book premium/core deposits(1)	24.5%

(1)	Core deposits excludes 25% of deposits categorized as ‘jumbo’ time deposits (greater than $100,000).

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $60.0 million, based upon 2,307,389 shares of Mountain Bank common stock outstanding and including the intrinsic value of options to purchase an aggregate of 147,325 shares with a weighted average strike price of $11.77.

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Mountain Bank and a group of financial institutions headquartered in the Pacific Northwest (Oregon, Idaho and Washington) selected by Sandler O’Neill (the “Mountain Bank Peer Group”). The Mountain Bank Peer Group consisted of the following publicly traded commercial banks with total assets between $150 million and $500 million:

Bank of Salem	Idaho Bancorp
Cowlitz Bancorp	Merchants Bancorp(2)
Citizens Bancorp	Northwest Bancorp
Columbia Commercial Bancorp(2)	Oregon Pacific Bancorp(2)
Evergreen Bancorp Inc.	Prineville Bancorporation(2)
Home Valley Bancorp Inc.	Siuslaw Financial Group(2)

(2)	Non-performing Assets/Assets as of 9/30/06 in the table below.

The analysis compared financial information for Mountain Bank with data for the commercial banks in the Mountain Bank Peer Group. The table below sets forth the comparative data as of and for the twelve months ended December 31, 2006, with pricing data as of March 26, 2007:

Comparable Group Analysis

Mountain Bank	Comparable Group Median Result
Total Assets (in millions)	$230	$270
Tangible Equity / Tangible Assets	9.69%	8.76%
Non-performing Assets / Assets	0.00%	0.13%
Net Interest Margin	4.88%	5.34%
Efficiency Ratio	68.4%	62.8%
Return on Average Assets	1.02%	1.20%
Return on Average Equity	10.3%	14.2%
Price / Tangible Book Value	NA	(3)	202%
Price / LTM Earnings per Share	NA	(4)	15.5	x
Market Capitalization (in millions)	NA	(5)	$43.5

(3)	Based upon internally reported $25.00 trading price, Mountain Bank’s Price/Tangible Book Value is 259%.
(4)	Based upon internally reported $25.00 trading price, Mountain Bank’s Price/LTM EPS is 27.5x.
(5)	Based upon internally reported $25.00 trading price, Mountain Bank’s Market Cap is $58.1 million.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Columbia and a group of financial institutions headquartered in Montana, Oregon and Washington selected by Sandler O’Neill (the “Columbia Peer Group”). The Columbia Peer Group consisted of the following publicly traded commercial banks with total assets between $750 million and $8.0 billion:

AmericanWest Bancorp	Heritage Financial Corp.
Banner Corp.	Horizon Financial Corp.
Cascade Bancorp	Pacific Continental Corp.
Cascade Financial Corp.	PremierWest Bancorp
Columbia Bancorp	Umpqua Holdings Corp.
Frontier Financial Corp.	Washington Banking Co.
Glacier Bancorp Inc.	West Coast Bancorp

The analysis compared financial information for Columbia with the data for the commercial banks in the Columbia Peer Group. The table below sets forth the comparative data as of and for the 12 months ended December 31, 2006, with pricing data as of March 26, 2007:

Comparable Group Analysis

	Columbia		Comparable Group Median Result
Total Assets (in millions)	$2,553		$1,381
Tangible Equity / Tangible Assets	8.72%		7.92%
Return on Average Assets	1.30%		1.43%
Return on Average Tangible Equity	15.80%		17.1%
Price / Tangible Book Value	253.1%		259.5%
Price / LTM Earnings per Share	17.4	x	16.5	x
Price / Est. EPS 2007	15.8	x	15.3	x
Price / Est. EPS 2008	14.2	x	13.7	x
Dividend Yield LQA	1.65%		1.72%
Stock Price / 52 Week High	92.6%		87.9%
Market Cap (in millions)	$556.0		$262.6

Stock Trading History

Sandler O’Neill reviewed the history of the reported trading prices and volume of Columbia’s common stock and the relationship between the movements in the prices of Columbia’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the Columbia Peer Group of publicly traded commercial banks selected by Sandler O’Neill (listed in the “Comparable Company Analysis” above). During the one-year period ended March 26, 2007, Columbia’s common stock underperformed each of the indices to which it was compared.

Columbia’s One-Year Stock Performance

	Beginning Value March 24, 2006	Ending Value March 26, 2007
Columbia	100.00%	97.99%
Columbia Peer Group	100.00	107.83
NASDAQ Bank Index	100.00	102.54
S&P Bank Index	100.00	106.43
S&P 500 Index	100.00	110.33

During the three year period ended March 26, 2007, Columbia’s common stock underperformed the Columbia Peer group and outperformed Standard & Poor’s 500 Index, the NASDAQ Bank Index and the Standard & Poor’s Bank Index.

Columbia’s Three-Year Stock Performance

	Beginning Value March 26, 2004	Ending Value March 26, 2007
Columbia	100.00%	139.06%
Columbia Peer Group	100.00	155.17
NASDAQ Bank Index	100.00	114.57
S&P Bank Index	100.00	121.23
S&P 500 Index	100.00	129.73

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed 75 merger transactions announced nationwide from January 1, 2006 through March 26, 2007, involving commercial banks as acquired institutions with transaction values greater than $25 million and less than $100 million. Sandler O’Neill also reviewed 16 merger transactions announced during the same period involving commercial banks in the Western Region (Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming) with transaction values greater than $25 million and less than $100 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months earnings per share, transaction price to book value per share, transaction price to tangible book value per share and tangible book premium to core deposits and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to Mountain Bank’s financial information as of and for the 12 months ended December 31, 2006. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Mountain Bank’s common stock of $21.92 to $24.41 based upon the median multiples for nationwide commercial bank transactions and $21.77 to $24.29 based upon the median multiples for Western Region commercial bank transactions. Based upon the closing price of Columbia’s common stock on March 26, 2007, of $34.62, the implied transaction value of the merger as calculated by Sandler O’Neill was $25.00 per share.

Nationwide & Western Region Transaction Multiples

	Nationwide			Western Region
	Median Multiple		Implied Value	Median Multiple		Implied Value
Transaction price/LTM EPS	24.0	x	$21.92	23.8	x	$21.77
Transaction price/book value	248%		$23.93	252%		$24.29
Transaction price/tangible book value	253%		$24.41	252%		$24.29
Tangible book premium/core deposits	21.8%		$23.33	22.3%		$23.65

Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of the projected future stream of after-tax net income of Mountain Bank through December 31, 2010, under various circumstances, assuming that Mountain Bank performed in accordance with the earnings projections generated by and reviewed with management. The analysis assumed a projected dividend payout ratio of 15.0%. To approximate the terminal value of Mountain Bank common stock at December 31, 2010, Sandler O’Neill applied price to earnings multiples ranging from 12x to 20x and multiples of price to tangible book value ranging from 150% to 250%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Mountain Bank common stock. Sandler O’Neill also varied Mountain Bank’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 12.93% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values of Mountain Bank common stock of $12.66 to $23.80 per share when applying the price to earnings multiples, $8.43 to $28.15 when applying multiples of tangible book value and $10.35 to $30.32 when varying the projected net income forecast. Based upon the closing price of Columbia’s common stock on March 26, 2007 of $34.62, the implied transaction value of the merger as calculated by Sandler O’Neill was $25.00 per share.

Present Value Per Share Based on Price / Earnings

	Multiple of Price / Earnings
		12.0x	14.0x	16.0x	18.0x	20.0x
Discount Rate	11.00%	$14.54	$16.86	$19.17	$21.48	$23.80
	12.00	14.04	16.27	18.50	20.74	22.97
	13.00	13.56	15.71	17.87	20.02	22.17
	14.00	13.10	15.18	17.26	19.33	21.41
	15.00	12.66	14.66	16.67	18.68	20.69

Present Value Per Share Based on Tangible Book Value

	Multiple of Price / Tangible Book Value
		150%	175%	200%	225%	250%
Discount Rate	11.00%	$10.39	$14.83	$19.27	$23.71	$28.15
	12.00	9.85	14.04	18.23	22.42	26.60
	13.00	9.35	13.30	17.25	21.20	25.15
	14.00	8.88	12.60	16.33	20.05	23.78
	15.00	8.43	11.94	15.46	18.98	22.49

Performance to Forecast

	Multiple of Price / Earnings
		12.0x	14.0x	16.0x	18.0x	20.0x
Under Budget	-25.00%	$10.35	$11.97	$13.59	$15.21	$16.83
	-20.00	11.00	12.73	14.46	16.18	17.91
	-15.00	11.65	13.48	15.32	17.15	18.99
	-10.00	12.30	14.24	16.18	18.13	20.07
	-5.00	12.94	15.00	17.05	19.10	21.15
Match Budget	0.00	13.59	15.75	17.91	20.07	22.23
	5.00	14.24	16.51	18.77	21.04	23.31
	10.00	14.89	17.26	19.64	22.01	24.39
Exceed Budget	15.00	15.53	18.02	20.50	22.98	25.47
	20.00	16.18	18.77	21.36	23.96	26.55
	25.00	16.83	19.53	22.23	24.93	27.63

Sandler O’Neill also performed an analysis that estimated the present value of the projected future stream of after-tax net income of Columbia through December 31, 2010, under various circumstances, assuming that Columbia performed in accordance with the earnings projections generated by and reviewed with management. The analysis assumed a projected dividend payout ratio of 30.0%. To approximate the terminal value of Columbia common stock at December 31, 2010, Sandler O’Neill applied price to earnings multiples ranging from 15x to 20x and price to tangible book value ranging from 200% to 325%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Columbia common stock. Sandler O’Neill also varied Columbia’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used discount rates of 12.93% and 10.79% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Columbia common stock of $27.45 to $44.27 when applying the price to earnings multiples, $24.99 to $48.45 when applying multiples of tangible book value and $22.65 to $47.61 when varying the projected net income forecast. The closing value of Columbia common stock on March 26, 2007 was $34.62 per share.

Present Value Per Share Based on Price / Earnings

	Multiple of Price / Earnings
		15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
Discount Rate	9.0%	$33.81	$35.90	$37.99	$40.08	$42.18	$44.27
	10.0	32.63	34.64	36.66	38.68	40.69	42.71
	11.0	31.50	33.44	35.39	37.33	39.28	41.22
	12.0	30.42	32.29	34.17	36.05	37.92	39.80
	13.0	29.38	31.20	33.01	34.82	36.63	38.44
	14.0	28.40	30.14	31.89	33.64	35.39	37.14
	15.0	27.45	29.14	30.83	32.51	34.20	35.89

Present Value Per Share Based on Tangible Book Value

	Multiple of Price / Tangible Book Value
		200%	225%	250%	275%	300%	325%
Discount Rate	9.0%	$30.76	$34.30	$37.84	$41.38	$44.92	$48.45
	10.0	29.69	33.10	36.52	39.93	43.34	46.75
	11.0	28.67	31.96	35.25	38.54	41.83	45.12
	12.0	27.69	30.86	34.04	37.21	40.38	43.56
	13.0	26.75	29.81	32.88	35.94	39.00	42.07
	14.0	25.85	28.81	31.77	34.72	37.68	40.64
	15.0	24.99	27.85	30.71	33.56	36.42	39.27

Performance to Forecast

	Multiple of Price / Earnings
		15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
Under Budget	-25.00%	$22.65	$24.01	$25.37	$26.73	$28.09	$29.46
	-20.00	24.01	25.46	26.91	28.37	29.82	31.27
	-15.00	25.37	26.91	28.46	30.00	31.54	33.09
	-10.00	26.73	28.37	30.00	31.63	33.27	34.90
	-5.00	28.09	29.82	31.54	33.27	34.99	36.72
Match Budget	0.00	29.46	31.27	33.09	34.90	36.72	38.53
	5.00	30.82	32.72	34.63	36.54	38.44	40.35
	10.00	32.18	34.18	36.17	38.17	40.17	42.16
	15.00	33.54	35.63	37.72	39.80	41.89	43.98
Exceed Budget	20.00	34.90	37.08	39.26	41.44	43.62	45.80
	25.00	36.26	38.53	40.80	43.07	45.34	47.61

In connection with its analyses, Sandler O’Neill considered and discussed with the Mountain Bank board how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the fourth quarter of 2007, (2) 100% of Mountain Bank’s shares are exchanged for Columbia common stock and cash (as described above under “Summary of Proposal”), (3) earnings per share projections for Mountain Bank and Columbia are consistent with internal projections and guidance as provided by and discussed with management of both companies for the years ended December 31, 2008, 2009 and 2010, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Columbia and Mountain Bank. This analysis was performed using three potential exchange ratios for the stock portion of the consideration determined pursuant to the merger agreement based upon the Columbia Average Price. In order to illustrate the pro forma accretive/dilutive impact of the transaction at those exchange ratios, Sandler O’Neill used Columbia Average Prices equal to $32.50, $33.65 (the 20-day average closing price of Columbia’s common stock over the 20 days ending March 26, 2007) and $37.50. The results of the analyses illustrate the number of shares issuable in the merger at the 20-day average closing price of Columbia’s common stock as of March 27, 2007, and the maximum and minimum number of shares, respectively, and calculates the related accretion to earnings per share at December 31, 2008 (the first full year following completion of the merger) and dilution to tangible book value at December 31, 2007 (the assumed closing date of the merger). The following tables show the results of those analyses at the alternative exchange ratios:

Columbia Average Price	Stock Exchange Ratio	Shares Issued	Per Share Transaction Value	Est. 2008 EPS Accretion	12/31/07 TBV Dilution
$32.50	0.4231	982,835	$25.00	0.40%	(7.80)%
$33.65	0.4086	949,153	$25.00	0.80%	(7.60)%
$37.50	0.3667	851,822	$25.00	1.20%	(7.10)%

The actual results achieved by the combined company may vary from projected results and the variations may be material.

In connection with its analyses, Sandler O’Neill considered and discussed with the Mountain Bank board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Mountain Bank has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $600,000, of which $90,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Mountain Bank has paid Sandler O’Neill $100,000 for rendering its opinion. Mountain Bank has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill may provide investment banking services to Columbia, and receive compensation for such services, in the future, including during the period prior to the closing of the Merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Mountain Bank and Columbia and their respective affiliates and may actively trade the debt and/or equity securities of Mountain Bank and Columbia and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

RECOMMENDATION OF THE MOUNTAIN BANK BOARD

The board of directors of Mountain Bank has concluded that the proposed merger as described in the merger agreement is in the best interest of Mountain Bank and its shareholders. The board of directors believes that the present banking climate offers an opportune time for shareholders of Mountain Bank to exchange their shares for Columbia common stock and cash at an attractive price. After carefully considering the proposed merger, the board of directors unanimously recommends that the shareholders of Mountain Bank vote “FOR” the approval of the merger agreement.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

BASIC TERMS OF THE MERGER

The merger agreement provides for the merger of Mountain Bank with and into Columbia, and the merger of Mt. Rainier National Bank with and into Columbia State Bank. After the merger, the resulting bank will be a wholly-owned subsidiary of Columbia with former branches of Mt. Rainier National Bank operating as “Mt. Rainier Bank.”

In the merger, Mountain Bank shareholders will receive a combination of Columbia common stock and cash for their Mountain Bank common stock, as described below.

While Columbia and Mountain Bank believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “—Conditions to the Merger” and “—Regulatory Requirements” below.

MERGER CONSIDERATION

The merger agreement provides that as of the effective date of the merger, each share of Mountain Bank common stock will be converted into the right to receive a combination of Columbia common stock and cash, as described below.

The merger consideration that will be paid for each issued and outstanding share of Mountain Bank consists of a “unit” having both a stock portion and a cash portion:

Cash Portion of Merger Consideration

The cash consideration payable by Columbia is equal to $11.25 per share of Mountain Bank common stock (that is, per “unit”).

Stock Portion of Merger Consideration

Method of Calculating Stock Portion—Columbia Average Closing Price

The amount of Columbia stock included in each unit is based on the “Columbia Average Closing Price.” The Columbia Average Closing Price is the average daily closing price for Columbia stock reported on the NASDAQ Stock Market for the 15-trading-day period ending on the sixth business day before the merger is completed.

If Columbia Average Closing Price is Between $37.50 and $32.50

If the Columbia Average Closing Price is between $37.50 and $32.50, the stock portion of each unit will be a number of shares of Columbia stock equal to the number obtained by dividing $13.75 by the Columbia Average Closing Price. In that event, the value of the stock portion of each unit (based on the Columbia Average Closing Price, which may be different than the trading price of Columbia stock on any particular trading day) would be $13.75.

For purposes of illustration only, if the Columbia Average Closing Price was $35.00, the stock portion of each unit would be 0.3928 shares of Columbia common stock ($13.75 divided by $35.00).

If Columbia Average Closing Price is $37.50 or Greater

If the Columbia Average Closing Price is $37.50 or greater, the stock portion of each unit will be 0.3667 shares of Columbia stock regardless of by how far the Columbia Average Closing Price exceeds $37.50.

For purposes of illustration only, if the Columbia Average Closing Price was $38.00, the stock portion of each unit would be 0.3667 shares. Using the hypothetical value of $38.00 per share of Columbia stock, the stock portion of each unit would have a value of approximately $13.93.

If Columbia Average Closing Price is $32.50 or Less

If the Columbia Average Closing Price is $32.50 or less, the stock portion of each unit will be 0.4231 shares of Columbia stock.

For purposes of illustration only, if the Columbia Average Closing Price is $32.00, the stock portion of each unit would be 0.4231 shares. Using the hypothetical value of $32.00 per share of Columbia stock, the stock portion of each unit would have a value of approximately $13.54.

As noted, the hypothetical valuations shown above are for illustrative purposes only. The trading price of Columbia common stock fluctuates daily, and there can be no assurance as to the actual value of the shares of Columbia common stock that Mountain Bank shareholders will receive in the merger.

As described under “––Termination of the Merger Agreement” below, Mountain Bank may terminate the merger agreement if the merger consideration to be received for each Mountain Bank share (that is, the value of each unit, including both the cash and stock portions) is less than $22.00, unless Columbia elects to increase the cash portion or the stock portion of the consideration, or both, in its discretion, so that each unit has a value of at least $22.00.

Letter of Transmittal

Following the closing of the merger, Columbia’s exchange agent will send a letter of transmittal to each person who was a Mountain Bank shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Mountain Bank common stock in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

All shares of Columbia common stock issued to the holders of Mountain Bank common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Mountain Bank stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Columbia common stock into which any of your shares may have been converted. When you surrender your certificates, Columbia will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Mountain Bank of any shares of Mountain Bank common stock. If certificates representing shares of Mountain Bank common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Mountain Bank common stock represented by those certificates shall have been converted.

If a certificate for Mountain Bank common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Columbia in consultation with Mountain Bank and appropriate and customary identification.

FRACTIONAL SHARES

No fractional shares of Columbia common stock will be issued to any holder of Mountain Bank common stock in the merger. For each fractional share that would otherwise be issued, Columbia will pay cash in an amount equal to the fraction multiplied by the Columbia Average Closing Price, calculated as described above under “—Stock Portion of Merger Consideration.” No interest will be paid or accrued on cash payable in lieu of fractional shares of Columbia common stock.

EFFECTIVE DATE OF THE MERGER

The merger will be completed as soon as practicable after all conditions to the merger have been satisfied or waived. If all of those conditions are satisfied or waived, it is currently anticipated that the merger will be consummated in July 2007. Either Columbia or Mountain Bank may, subject to certain conditions and limitations, terminate the merger agreement if the merger is not completed on or before October 15, 2007.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material United States federal income tax consequences of the merger that are generally applicable to holders of Mountain Bank common stock who are citizens of, residents for purposes of taxation of, or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing treasury regulations (including final, temporary or proposed regulations), and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described in this discussion. The following discussion is intended only as a general summary of the material United States federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger.

This discussion does not address all aspects of United States federal income taxation that may be relevant to Mountain Bank shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders:

•	who do not hold their Mountain Bank common stock as a capital asset within the meaning of Section 1221 of the Code;

•	who are financial institutions, mutual funds, dealers in securities or insurance companies;

•	who are tax-exempt organizations;

•	who are S corporations or other pass-through entities;

•	whose shares are qualified small business stock for purposes of Section 1202 of the Code;

•	who may be subject to the alternative minimum tax provisions of the Code;

•	who received their Mountain Bank common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; or

•	who are subject to foreign taxes.

Consummation of the merger is conditioned upon the receipt by Columbia and Mountain Bank of the opinion (the “Tax Opinion”) of Miller Nash LLP, counsel to Columbia, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the Tax Opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The Tax Opinion will not be binding on the Internal Revenue Service (“IRS”) or the courts, and neither Columbia nor Mountain Bank intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

A Mountain Bank shareholder who receives a combination of shares of Columbia common stock and cash in exchange for all of his or her shares of Mountain Bank common stock will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash (excluding any cash received in lieu of fractional shares) and the fair market value of the Columbia common stock (including any fractional shares deemed received and exchanged for cash) received pursuant to the merger over the holder’s adjusted tax basis in his or her shares of Mountain Bank common stock surrendered) and (2) the amount of cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares with a different holding period. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the Mountain Bank common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of Columbia common stock received by a Mountain Bank shareholder who receives a combination of Columbia common stock and cash in exchange for his or her shares of Mountain Bank common stock pursuant to the merger (before reduction for the basis in any fractional shares deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the shares of Mountain Bank common stock surrendered for Columbia common stock and cash, reduced by the amount of cash received by the shareholder pursuant to the merger (other than cash received in lieu of a fractional share), and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the shareholder on the exchange (other than gain recognized as a result of cash received in lieu of a fractional share). The holding period of the Columbia common stock will include the holding period of the shares of Mountain Bank common stock surrendered. If a Mountain Bank shareholder has differing bases or holding periods with respect to his or her shares of Mountain Bank common stock, the holder should consult his or her tax advisor with regard to identifying the bases or holding periods of the particular shares of Columbia common stock received in the exchange.

Possible Treatment of Cash as a Dividend

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Mountain Bank shareholder’s deemed percentage stock ownership of Columbia. For purposes of this determination, the Mountain Bank shareholder is treated as if he or she first exchanged all of his or her shares of Mountain Bank common stock solely for Columbia common stock and then Columbia immediately redeemed (the “deemed redemption”) a portion of the Columbia common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the Mountain Bank shareholder, or (2) not essentially equivalent to a dividend.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Mountain Bank shareholder will depend upon the particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s actual and constructive percentage stock ownership of Columbia. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (1) the percentage of the outstanding stock of Columbia that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Columbia that is actually and constructively owned by the shareholder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a shareholder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex, each shareholder that may be subject to these rules should consult his or her tax advisor.

Cash Received in Lieu of a Fractional Share

Cash received by a Mountain Bank shareholder in lieu of a fractional share of Columbia common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the share of Mountain Bank common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such share of Mountain Bank common stock is more than one year.

Dissenting Shareholders

Mountain Bank shareholders who dissent with respect to the merger, as discussed under the heading “Dissenters’ Rights of Appraisal,” and who receive cash in exchange for their shares of Mountain Bank common stock, will recognize gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares of Mountain Bank common stock. The gain or loss will be long-term capital gain or loss if the holding period for the shares of Mountain Bank is more than one year.

Backup Withholding

Non-corporate shareholders of Mountain Bank may be subject to information reporting and backup withholding on any cash payments they receive. Mountain Bank shareholders will not be subject to backup withholding, however, if they:

•

furnish a correct taxpayer identification number and certify under penalty of perjury that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Reporting Requirements

Mountain Bank shareholders who receive Columbia common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Mountain Bank shareholders will be responsible for the preparation of their own tax returns.

Miller Nash LLP has delivered an opinion to the foregoing effect to Columbia and Mountain Bank. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions and on representations made by officers of Columbia and Mountain Bank to Miller Nash LLP, and contains qualifications appropriate to the subject matter.

An opinion of counsel only represents counsel’s best legal judgment and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the IRS or a court considering the issues. Neither Columbia nor Mountain Bank has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

The foregoing is a general summary of the material United States federal income tax consequences of the merger to Mountain Bank shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign, or other tax consequences, none of which is described above. Because certain tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each Mountain Bank shareholder is urged to consult his or her own tax advisor regarding his or her specific tax situation and status, including the specific application of state, local, and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

VOTING AGREEMENT

The directors and executive officers of Mountain Bank have entered into a Voting Agreement, dated as of March 27, 2007. In the Voting Agreement, each director and executive officer agrees to vote Mountain Bank shares that he or she owns or controls in favor of the merger. The directors and executive officers who have entered into this Voting Agreement are entitled to vote a total of 419,273 outstanding shares of Mountain Bank common stock, which is approximately 18% of the total Mountain Bank shares outstanding.

STOCK OPTIONS

The merger agreement provides that if any holder of a Mountain Bank stock option exercises the option before the merger is completed, the Mountain Bank shares issued on exercise will convert into a right to receive the merger consideration.

The merger agreement provides that Mountain Bank stock options that are outstanding and unexercised on the effective date of the merger will automatically convert into an option to purchase Columbia common stock on the same terms and conditions with proportionate adjustments to the number of shares subject to the option and the exercise price.

DISSENTERS’ RIGHTS OF APPRAISAL

Under provisions of Washington law (Chapter 23B.13 of the Revised Code of Washington, or “RCW”) shareholders have the right to dissent from the merger and to receive payment in cash of the “fair value” of their shares of Mountain Bank common stock.

Failure of a shareholder to comply strictly with the statutory requirements will result in loss of his or her dissenter’s rights. No advice can be given as to the ultimate value that an appraiser may place upon the shares held by those who choose to dissent. Accordingly, we strongly encourage you to consult with a knowledgeable professional advisor before exercising your dissenters’ rights.

Mountain Bank shareholders electing to exercise dissenters’ rights must comply with the applicable provisions of Washington law in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a Mountain Bank shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is qualified in its entirety by reference to the applicable provisions of RCW Chapter 23B.13, the full text of which is set forth in Appendix B to this document.

A Mountain Bank shareholder who wishes to assert dissenters’ rights must (i) deliver to Mountain Bank before the special shareholders’ meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Mountain Bank at the following address:

Mountain Bank Holding Company

501 Roosevelt Avenue

Enumclaw, Washington 98022

ATTN: Roy T. Brooks

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to some of the shares beneficially owned by any one person by notifying Mountain Bank in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Mountain Bank the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver to Mountain Bank, prior to the special meeting, a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Columbia will, within 10 days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights. The notice will, among other things, (i) state where the payment demand must be sent and where and when stock certificates must be deposited, (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, (iii) supply a form for demanding payment, and (iv) set a date by which Columbia must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Columbia will pay each dissenter with properly perfected dissenters’ rights Columbia’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who does not beneficially own shares of Mountain Bank prior to the public announcement of the merger, Columbia is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation in anticipation of the merger. The rate of interest is generally required to be the rate at which Columbia can borrow money from other banks.

A dissenter dissatisfied with Columbia’s estimate of the fair value may (within 30 days after Columbia made or offered payment for the dissenter’s shares) notify Columbia of the dissenter’s estimate of the fair value. If Columbia does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Columbia must within 60 days petition a court to determine the fair value.

The failure of a Mountain Bank shareholder to comply strictly with the applicable requirements of Washington law will result in a loss of his or her dissenter’s rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to this Appendix for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to that appendix.

CONDITIONS TO THE MERGER

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Columbia and Mountain Bank, are as follows:

•	approval of the merger by Mountain Bank shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party with all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	Columbia’s and Mountain Bank’s receipt of a tax opinion from Miller Nash LLP; and

•

the registration statement filed with the SEC, required to register the Columbia common stock to be issued to shareholders of Mountain Bank in the merger, has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Columbia under the merger agreement are subject to conditions that include the following:

•	Mountain Bank’s merger fees (as defined in the merger agreement) have not exceeded $1,200,000;

•	Mountain Bank’s “Tangible Equity Capital” (as defined in the merger agreement) is not less than specified target amounts as of the effective date of the merger; and

•	Mountain Bank maintains through the effective date of the merger an adequate allowance for loan and lease losses.

Additionally, either Columbia or Mountain Bank may terminate the merger agreement if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “—Termination of the Merger Agreement.”

Either Columbia or Mountain Bank may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and Mountain Bank shareholder approval). Either Columbia or Mountain Bank may also grant extended time to the other party to complete an obligation or condition.

AMENDMENT OF THE MERGER AGREEMENT

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the Mountain Bank special meeting of shareholders. To the extent permitted under applicable law, the parties may make any amendment without further approval of Mountain Bank shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration Mountain Bank shareholders will receive in the merger would require further Mountain Bank shareholder approval.

TERMINATION OF THE MERGER AGREEMENT

The merger agreement contains several provisions entitling either Columbia or Mountain Bank to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated by October 15, 2007, then at any time after that date, the board of directors of either Columbia or Mountain Bank may terminate the merger agreement. These provisions do not apply if all regulatory approvals have been obtained prior to October 15, 2007, and the closing has not occurred solely because of an applicable post-approval waiting period. Additionally, Columbia may not terminate the merger agreement under these provisions if Columbia has entered into or announced a transaction in which Columbia would be acquired by a third party and Columbia has delayed the closing in bad faith.

Columbia Average Closing Price Less than $25.41. Mountain Bank may give notice of its intent to terminate the merger agreement if the Columbia Average Closing Price (as defined in the merger agreement and discussed under “—Merger Consideration––Stock Portion of Merger Consideration” above) is less than $25.41. Unless adjusted as described below, a Columbia Average Closing Price of less than $25.41 would result in the value of each unit (the cash portion and the stock portion together) being less than $22.00.

If Mountain Bank provides written notice of its intent to terminate the merger agreement because the Columbia average closing price is less than $25.41, Columbia may elect to increase the per share consideration (the “unit” to be received for each share of Mountain Bank common stock) such that the value of each unit is no less than $22.00.

Columbia may increase the per share consideration by increasing the cash portion of each unit, the amount of Columbia stock in the stock portion of each unit, or a combination of cash and additional Columbia shares, at its option. However, any adjustment to the value of each unit must result in the cash portion being at least $11.25, and the stock portion of each unit being at least 0.4231 Columbia shares. Additionally, any such adjustment may not result in the cash portion of the total merger consideration constituting more than 55% of the value of the total merger consideration. If this election is made by Columbia, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the per share consideration will have been adjusted.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Mountain Bank shareholders, by mutual consent upon approval of the parties’ boards of directors.

Denial of Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Covenant or Representation. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants, agreements, representations, or warranties set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Columbia may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement), if (i) the Mountain Bank board of directors fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Columbia its recommendation to shareholders to approve the merger, and Mountain Bank’s shareholders fail to approve the merger. Additionally, regardless of whether the Mountain Bank board of directors recommends approval of the merger to its shareholders, Columbia may terminate the merger agreement if Mountain Bank shareholders elect not to approve the merger.

Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of actions taken by the federal government or the government of the State of Washington to restrain or invalidate the merger or the merger agreement.

Potential Dissenting Shares. Columbia may terminate the merger agreement if holders of 10% or more of the outstanding shares of Mountain Bank common stock give notice that they intend to exercise dissenters’ rights and do not vote to approve the merger.

Superior Proposal. Mountain Bank may terminate the merger agreement if its board of directors determines in good faith that Mountain Bank has received a “Superior Proposal.” A Superior Proposal generally includes a proposal for a transaction that is more favorable to Mountain Bank shareholders from a financial point of view and that is reasonably capable of being completed, as further discussed in the merger agreement. The right to terminate the merger agreement upon receipt of a Superior Proposal is subject to the requirements that Mountain Bank:

•	has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties,

•	intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal at the time it delivers notice of termination,

•

has provided Columbia with at least five business days prior notice that Mountain Bank intends to accept a Superior Proposal and has given Columbia, if it so elects, an opportunity to amend the terms of the merger agreement (negotiated in good faith between Columbia and Mountain Bank) in such a manner as would enable Mountain Bank to proceed with the merger, and

•	delivers to Columbia the break-up fee described below upon entering into a letter of intent, acquisition agreement or similar agreement relating to a Superior Proposal.

TERMINATION FEES

Subject to certain exceptions, Mountain Bank will pay Columbia a termination fee of $500,000 if Columbia terminates the merger agreement because Mountain Bank breached its representations or covenants or if the Mountain Bank board of directors fails to recommend the merger to Mountain Bank shareholders as required. Columbia will pay Mountain Bank a termination fee of $500,000 if Mountain Bank terminates the merger agreement because Columbia breached its representations or covenants.

BREAK-UP FEE

If the merger agreement is terminated by Mountain Bank because it received a Superior Proposal and Columbia declined the opportunity to amend the terms of the merger agreement to enable Mountain Bank’s board of directors to proceed with the merger, Mountain Bank is required to pay Columbia a break-up fee of $2,500,000.

Mountain Bank is required to pay Columbia a break-up fee of $2,500,000 (less the amount of any termination fee previously paid) if, after a third-party acquisition proposal with respect to Mountain Bank becomes publicly known, the merger agreement is terminated either because:

•	the Mountain Bank board of directors fails to recommend that Mountain Bank shareholders approve the merger agreement, or

•	the Mountain Bank shareholders fail to approve the merger agreement,

and in either case, within six months after such termination, Mountain Bank or Mt. Rainier National Bank enters into an agreement (or announces that it intends to enter into an agreement) to engage in an acquisition proposal.

ALLOCATION OF COSTS UPON TERMINATION

If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Columbia and Mountain Bank will each pay their own out-of-pocket expenses incurred in connection with the transaction and will have no other liability to the other party.

CONDUCT PENDING THE MERGER

The merger agreement provides that, until the merger is effective, Mountain Bank will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Columbia otherwise consents in writing, and except as required by applicable regulatory authorities, Mountain Bank will refrain from engaging in various activities such as:

•

effecting any stock split or other recapitalization with respect to Mountain Bank common stock, or issuing, pledging, redeeming, or encumbering any shares of Mountain Bank (except shares issued upon exercise of options under existing stock options or stock purchase plans), or granting any options for such stock;

•	declaring or paying any dividends, or making any other distributions;

•	acquiring, selling, transferring, assigning or encumbering or otherwise disposing of assets or making any commitment with respect to its assets other than in the ordinary course of business;

•

soliciting or accepting deposit accounts of a different type than previously accepted by Mountain Bank or at rates materially in excess of rates previously paid, except to reflect changes in prevailing interest rates, or, with specified exceptions, incurring any indebtedness greater than $100,000;

•	acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

•

with specified exceptions, entering into or amending any contracts calling for a payment of more than $100,000, unless the contract can be terminated without cause or penalty upon 30 days’ notice or less;

•	with specified exceptions, entering into, amending or terminating any material contract with or for a term of one year or more;

•	with specified exceptions, entering into any personal services contract;

•

selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $100,000, or transferring investment securities between portfolios of securities available for sale and securities to be held to maturity;

•	amending or materially changing its operations, policies or procedures, including loan loss reserve policies, other than as required by law;

•	other than in accordance with binding existing commitments, making capital expenditures in excess of $20,000 per project or related series of projects or $50,000 in the aggregate;

•	entering into transactions or making any expenditures other than in the ordinary course of business; and

•	permitting the allowance for loan and lease losses to be less than 1% of total loans and leases outstanding as of 10 days prior to the effective date of the merger.

MOUNTAIN BANK MANAGEMENT AND OPERATIONS AFTER THE MERGER

Following the merger, the resulting bank’s board of directors will consist of the current directors of Columbia State Bank. As provided in the merger agreement, Columbia will invite the current Mountain Bank directors to serve as advisory directors of Columbia State Bank until December 31, 2008. See “––Interests of Certain Persons in the Merger” below.

As described below under “––Interests of Certain Persons in the Merger,” Steve Moergeli, President and Chief Executive Officer of Mt. Rainier National Bank and a director of Mountain Bank, will serve as President of its former branches operating as Mt. Rainier Bank pursuant to an employment agreement having a two-year term. Roy T. Brooks, Chairman of the Board of Mountain Bank and Mt. Rainier National Bank and President and Chief Executive Officer of Mountain Bank, will be employed by Columbia State Bank as Liaison Director for a period of one year following the merger.

EMPLOYEE BENEFIT PLANS

The merger agreement confirms Columbia’s intent that Columbia’s current personnel policies and benefits will apply to any employees of Mountain Bank and Mt. Rainier National Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Columbia that are generally available to similarly-situated employees of Columbia once their participation in comparable Mountain Bank plans ceases. For purposes of participation in such plans, service with Mountain Bank and/or Mt. Rainier National Bank prior to the merger will constitute prior service with Columbia for purposes of determining eligibility and vesting.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain members of the Mountain Bank board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Mountain Bank generally. The Mountain Bank board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Stock Ownership

The Mountain Bank directors beneficially owned, as of the record date for the special meeting,              shares of Mountain Bank common stock, representing     % of all outstanding Mountain Bank shares. The directors of Mountain Bank will receive the same consideration in the merger for their shares as other shareholders of Mountain Bank.

Voting Agreements

The directors and executive officers of Mountain Bank have entered into a Voting Agreement. Pursuant to the voting agreement, each director and executive officer has agreed to vote the shares of Mountain Bank common stock that he or she controls in favor of the merger. The 419,273 shares controlled by the directors and executive officers equal approximately 18% of Mountain Bank’s outstanding shares.

Service as Advisory Directors

The merger agreement provides that Columbia will invite the current directors of Mountain Bank to serve on an advisory board of the resulting bank, relating to the integration of Mountain Bank’s operations into Columbia, through December 31, 2008. Pursuant to the terms of the Non-Competition Agreements entered into with such directors, the advisory board will meet quarterly, and Columbia will pay each director $900 for each advisory board meeting attended during that term.

Employment Agreements

Steve W. Moergeli

Steve Moergeli, Mt. Rainier National Bank’s President and Chief Executive Officer and a director of Mountain Bank, has entered into an employment agreement, ratified by Columbia, with Columbia State Bank. The term of the agreement begins on the effective date of the merger and ends two years from that date. The employment agreement provides that Mr. Moergeli will serve as President of Mt. Rainier Bank (the assumed business name under which former Mt. Rainier National Bank branches will operate following the merger).

The employment agreement provides for a base salary of $165,000 per year. Mr. Moergeli will also be eligible to participate in the bonus pools, if any, that the board of directors of Columbia State Bank may establish for senior executives, either under an executive incentive plan or otherwise.

The employment agreement provides that if the employment of Mr. Moergeli is terminated without cause (as defined in the agreement) or if Mr. Moergeli resigns with good reason (as defined in the agreement), Columbia State Bank will pay him a lump sum payment equal to the amount of base salary that he would have otherwise received for the remainder of the term of the agreement. The agreement also provides for payments equal to two times his base salary in the event of termination of his employment in certain circumstances in connection with a change in control of Columbia State Bank.

The employment agreement provides that during the term of employment and for a two-year period after Mr. Moergeli’s employment has ended, except in the event of a termination by Columbia State Bank without cause or by Mr. Moergeli for good reason, Mr. Moergeli will not become involved in any manner with a competing business, which is defined as any business that competes or will compete with Columbia State Bank in King or Pierce Counties, Washington, or any other county in which the resulting bank does business during Mr. Moergeli’s term of employment.

Roy T. Brooks

Roy Brooks, Mountain Bank’s Chairman of the Board, President and Chief Executive Officer, has entered into an agreement with Columbia State Bank, effective as of the effective date of the merger, under which he will serve as Liaison Director of the resulting bank, with such duties as assisting in managing the transition of Mountain Bank’s employees, customers and shareholders after the merger and chairing the advisory board described above. The term of the agreement is one year from the effective date of the merger. Mr. Brooks’ compensation under the agreement will be $11,000 per month. To the extent otherwise eligible, Mr. Brooks will be entitled to participate in the benefits that Columbia State Bank makes available to other senior executives generally.

Sheila Brumley

Sheila Brumley, Mountain Bank’s Chief Financial Officer, has entered into an agreement with Columbia State Bank, effective as of the effective date of the merger, under which she will serve as Vice President of Accounting and Finance of Columbia State Bank. Initially Ms. Brumley will report to Mr. Moergeli until the transition of Mt. Rainier National Bank is completed or until January 1, 2008, whichever comes first. Subsequently, she will report to the Chief Accounting Officer of Columbia State Bank. Ms. Brumley’s base salary will be $10,500 per month until December 31, 2007. Thereafter she will be compensated on terms mutually agreed between Ms. Brumley and Columbia State Bank. To the extent otherwise eligible, Ms. Brumley will be entitled to participate in the benefits that Columbia State Bank makes available to other senior executives generally.

Change in Control Severance Agreements

In 2002, Mountain Bank and Mt. Rainier National Bank entered into severance agreements with Mr. Moergeli and Ms. Brumley (the “Severance Agreements”). The Severance Agreements provide for payments in the event of a change in the ownership or effective control of, or in the ownership of a substantial portion of the assets of, Mountain Bank or Mt. Rainier National Bank. If Mr. Moergeli and/or Ms. Brumley remain employed with Mountain Bank and Mt. Rainier National Bank through the closing of a change in control, he and/or she, as the case may be, will receive a single cash payment equal to two times his or her highest W-2 income received from Mountain Bank and/or Mt. Rainier National Bank over the three years preceding the closing.

Upon closing of the merger, the amounts payable to Mr. Moergeli and Ms. Brumley under the Severance Agreements will be $390,631 and $266,269, respectively.

Salary Continuation Agreement

In 2002, Mountain Bank and Mt. Rainier National Bank entered into a Salary Continuation Agreement with Sterlin Franks. The Salary Continuation Agreement provides that if Mr. Franks’ employment with Mountain Bank terminates following a change in control, he will continue to receive payments of salary in certain circumstances for a period of 18 months following the change in control. Mr. Franks will be entitled to receive the salary continuation if any of the following events occur: (i) he terminates his employment for “good reason” (as defined in the Salary Continuation Agreement); (ii) Mountain Bank or Mt. Rainier National Bank terminate his employment other than for cause or disability (both as defined in the Salary Continuation Agreement); or (iii) Mountain Bank or Mt. Rainier National Bank terminate his employment other than for cause, disability or death prior to a change in control, if such termination occurs within six months before the execution of a definitive agreement providing for a change in control of Mountain Bank or Mt. Rainier National Bank.

After the closing of the merger, if Mr. Franks’ employment is terminated under the circumstances described above, the amount that will be payable to Mr. Franks is $172,500.

Supplemental Compensation Agreements

In 2002, Mountain Bank and Mt. Rainier National Bank entered into Supplemental Compensation Agreements with Messrs. Moergeli and Franks and Ms. Brumley, to provide retirement benefits to them. Certain restrictions (relating to agreements by the executives not to compete and constructive termination by the employer) on payments under the Supplemental Compensation Agreements are eliminated if a participant’s employment terminates following a change in control.

Vesting of Options

As a result of the merger, any unvested options for shares of Mountain Bank common stock held by members of Mountain Bank’s board of directors or management will become fully exercisable. All unexercised options for Mountain Bank stock on the effective date will convert into options to purchase Columbia stock as described further under “The Merger—Stock Options” on page 40. As of the date of this proxy statement/prospectus, Mountain Bank executive officers held no unvested options to purchase shares of Mountain Bank stock, and Mountain Bank directors held unvested options to purchase a total of 6,917 shares of Mountain Bank stock.

Mountain Bank Director Non-Competition Agreement

All members of the board of directors of Mountain Bank have entered into a non-competition agreement with Columbia. Except under certain limited circumstances, the non-competition agreement prohibits directors from competing with Columbia within King or Pierce Counties in Washington, and additional counties in Washington under certain circumstances. The term of the non-competition agreement commences upon the effective date of the merger and continues for two years.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Columbia will indemnify the present and former directors and officers of Mountain Bank against certain liabilities or costs that may arise in the future in connection with matters that existed or occurred prior to the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law and the articles of incorporation or bylaws of Mountain Bank.

The merger agreement also provides that for a period of six years following the closing of the merger, Columbia will cause the persons serving as officers and directors of Mountain Bank and Mt. Rainier National Bank immediately prior to the execution of the merger agreement to be covered by the current policies of directors or officers liability insurance maintained by Mountain Bank and Mt. Rainier National Bank, or substitute polices substantially similar to such policies, with respect to acts or omissions prior to the effective date of the merger.

REGULATORY REQUIREMENTS

Closing of the merger is subject to approval by the appropriate banking regulatory authorities, including the FDIC and the Commissioner of the Washington Department of Financial Institutions. The parties have agreed in the merger agreement to take actions necessary to obtain these approvals and the parties submitted applications to the relevant authorities on             , 2007. Although Mountain Bank and Columbia expect to obtain these approvals, there can be no assurances if and when these approvals will be obtained.

ACCOUNTING TREATMENT OF THE MERGER

The acquisition of Mountain Bank will be accounted for using the purchase method of accounting by Columbia under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Mountain Bank will be recorded by Columbia at their respective fair values at the time of the merger. The excess of Columbia’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operations of Mountain Bank will be included in Columbia’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

STOCK RESALES BY MOUNTAIN BANK AFFILIATES

The Columbia common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of Mountain Bank, who may be deemed to be “affiliates” of Mountain Bank, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Columbia common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Columbia, under other applicable exemptions from the registration requirements of the 1933 Act. Columbia has obtained customary agreements with all Mountain Bank directors, officers, and affiliates of Mountain Bank, under which such persons represent that they will not dispose of their shares of Columbia received in the merger or the shares of capital stock of Mountain Bank or Columbia held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Columbia common stock received by affiliates of Mountain Bank.

INFORMATION CONCERNING COLUMBIA

GENERAL

Columbia is a registered bank holding company whose wholly owned banking subsidiaries, Columbia State Bank and Bank of Astoria (“Astoria”), conduct full-service commercial banking business in the states of Washington and Oregon, respectively. Headquartered in Tacoma, Washington, Columbia provides a full range of banking services to small and medium-sized businesses, professionals and other individuals.

Columbia’s current organizational structure was put in place and additional management was brought on board in 1993 in order to take advantage of commercial banking business opportunities in Columbia’s principal market area. At that time, increased consolidations of banks, primarily through acquisitions by out-of-state holding companies, created dislocation of customers and presented opportunities to capture market share. Columbia has grown from four branch offices at January 1, 1993 to 40 branch offices at December 31, 2006.

Columbia’s largest wholly owned banking subsidiary, Columbia State Bank, has 35 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington state, as well as the Longview and Woodland communities in southwestern Washington state. Substantially all of Columbia State Bank’s loans, loan commitments and core deposits are within its service areas. Columbia State Bank is a Washington state-chartered commercial bank, the deposits of which are insured in whole or in part by the FDIC. Columbia State Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions Division of Banks. Although Columbia State Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over Columbia, which can also affect Columbia State Bank.

ACQUISITIONS

On March 28, 2007, Columbia announced its proposed acquisition of both Mountain Bank and Town Center Bancorp of Portland, Oregon. See “Summary—Summary Information About the Parties and the Transaction—Recent Developments” on page 4 for additional information about Town Center Bancorp.

On October 1, 2004, Columbia completed its acquisition of Astoria, an Oregon state-chartered commercial bank headquartered in Astoria, Oregon. The acquisition was accounted for as a purchase and Astoria’s results of operations are included in Columbia’s results beginning October 1, 2004. Astoria operates as a separate banking subsidiary of Columbia and has five full service branch offices located within Clatsop and Tillamook Counties, along the northern Oregon coast. The deposits of Astoria are insured in whole or in part by the FDIC. Astoria is subject to regulation by the FDIC and the State of Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities. Although Astoria is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over Columbia, which can also affect Astoria.

COLUMBIA MANAGEMENT

Name	Principal Position
Melanie J. Dressel	President & Chief Executive Officer
Andrew McDonald	Executive Vice President & Chief Credit Officer
Mark W. Nelson	Executive Vice President & Chief Banking Officer
Gary R. Schminkey	Executive Vice President & Chief Financial Officer

BUSINESS OVERVIEW

Columbia’s goal is to be the leading Pacific Northwest regional community banking company while consistently increasing earnings and shareholder value. Columbia continues to build on its reputation for excellent customer service in order to be recognized in all markets it serves as the bank of choice for retail deposit customers, small to medium-sized businesses and affluent households.

Columbia has established a network of 40 branches as of March 31, 2007, from which it intends to grow market share. All Washington branches operate as Columbia State Bank and currently all Oregon branches operate as Bank of Astoria. Western Washington locations consist of twenty-two branches in Pierce County, eight in King County, three in Cowlitz County, and one each in Kitsap and Thurston Counties. Northern Oregon coastal area locations consist of four branches in Clatsop County and one in Tillamook County.

In order to fund Columbia’s lending activities and to allow for increased contact with customers, Columbia utilizes a branch system to better serve retail and business customer depositors. Columbia believes this approach will enable it to expand lending activities while attracting a stable core deposit base. In order to support its strategy of market penetration and increased profitability, while continuing its personalized banking approach and its commitment to asset quality, Columbia has invested in experienced branch, lending and administrative personnel and has incurred related costs in the creation of its branch network. Many of these branches are becoming established within their markets. The resulting efficiencies will enable management to reallocate the resources previously consumed by these branches to new endeavors.

Business Strategy

Columbia’s business strategy is to provide its customers with the financial sophistication and breadth of products of a regional banking company while retaining the appeal and service level of a community bank. Columbia continually evaluates its existing business processes while focusing on maintaining asset quality, expanding total revenue and controlling expenses in an effort to increase its return on average equity and gain operational efficiencies. Columbia believes that as a result of its strong commitment to highly personalized, relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract and retain new customers and to increase its market share of loans, deposits, and other financial services in the communities it serves. Columbia is committed to increasing market share in the communities it serves by continuing to leverage its existing branch network, adding new branch locations and considering business combinations that are consistent with Columbia’s expansion strategy throughout the Pacific Northwest.

Products & Services

Columbia places the highest priority on customer service and assists its customers in making informed decisions when selecting from the products and services it offers. Columbia continuously reviews its products and services to ensure that it provides its customers with the tools to meet their financial institution needs. A more complete listing of all the services and products available to Columbia’s customers can be found at: www.columbiabank.com. Some of the core products and services Columbia offers include:

Personal Banking	Business Banking
• Checking and Saving Accounts	• Checking & Saving Accounts
• Online Banking	• Online Banking
• Electronic Bill Pay	• Electronic Bill Pay
• Consumer Lending	• Cash Management
• Residential Lending	• Commercial & Industrial Lending
• Visa Card Services	• Real Estate and Real Estate Construction Lending
• Investment Services	• Equipment Finance
• Private Banking	• Small Business Services
• Visa Card Services
• Investment Services
• International Banking
• Merchant Card Services

Personal Banking

Columbia offers its personal banking customers an assortment of checking and saving account products including non-interest and interest bearing checking, savings, money market and certificate of deposit accounts. Overdraft protection is also available with direct links to the customer’s checking account. Columbia’s online banking service, Columbia Online™, provides personal banking customers with the ability to safely and securely conduct their banking business 24 hours a day, 7 days a week. Personal banking customers are also provided with a variety of borrowing products including fixed and variable rate home equity loans and lines of credit, home mortgages for purchases and refinances, personal loans, and other consumer loans. Eligible personal banking customers with checking accounts are provided a VISA® Check Card which can be used to make purchases and also act as an automated teller machine (“ATM”) card. A variety of Visa® Credit Cards are also available to eligible personal banking customers.

Through CB Financial Services, personal banking customers are provided with a full range of investment options including mutual funds, stocks, bonds, retirement accounts, annuities, tax-favored investments, US Government securities as well as long-term care and life insurance policies. Qualified investment professionals are available to provide advisory services and assist customers with retirement and education planning.

Columbia Private Banking offers clientele requiring complex financial solutions and their businesses credit services, deposit and cash management services, and wealth management. Each private banker provides advisory services and coordinates a relationship team of experienced financial professionals to meet the unique needs of each discerning customer.

Business Banking

Columbia offers its business banking customers an assortment of checking and saving account products including checking, interest bearing money market and certificate of deposit accounts. Cash management customers can access, monitor and manage cash flows effectively and efficiently through a variety of tools, including account analysis, sweep accounts, ACH and other electronic banking services. Business customers, through Columbia Online™, have the ability to save time and money through Columbia’s custom eBusiness solutions products. Standard features of Columbia Online™ provide customers with the ability to tailor user access by individual, view balances, statements and checks as well as transfer funds, pay bills electronically and export transaction history to accounting software.

Columbia offers a variety of loan products tailored to meet the various needs of business banking customers. Commercial loan products include accounts receivable, inventory and equipment financing, and Small Business Administration financing. Columbia also offers commercial real estate loan products for construction and development or permanent financing. Historically, lending activities have been primarily directed toward the origination of real estate and commercial loans. Real estate lending activities have been focused on construction and permanent loans for both owner occupants and investor oriented real estate properties. In addition, Columbia has pursued construction and first mortgages on owner occupied, one- to four-family residential properties. Commercial banking has been directed toward meeting the credit and related deposit needs of various sized businesses and professional practice organizations operating in Columbia’s primary market areas.

Columbia offers its business banking customers a selection of Visa® Cards including the Business Check Card that works like a check wherever Visa® is accepted including ATMs; the Corporate Card which can be used all over the world; the Purchasing Card with established purchasing capabilities based on the customer’s business needs; and Business Edition® Plus that earns reward points with every purchase. Columbia’s Business ATM Cash Card is also available for fast, easy cash withdrawals 24 hours a day, 7 days a week.

Through CB Financial Services, Columbia’s business customers are provided with an array of investment options and tools and resources to assist them in reaching their investment goals. Some of the investment options available to Columbia’s business customers include 401(k), Simple IRA, Simple Employee Pensions, buy-sell agreements, key-man insurance, business succession planning and personal investments.

Columbia’s International Banking Department provides both large and small businesses with the ability to buy and sell foreign currencies as well as obtain letters of credit and wire funds to their customers and suppliers in foreign countries.

Business clients that utilize Columbia’s Merchant Card Services have the ability to accept both Visa® and MasterCard® sales drafts for deposit directly into their business checking account. Merchants are provided with a comprehensive accounting system tailored to meet each merchant’s needs, which includes month-to-date credit card deposit information on a transaction statement. Internet access is available to view merchant reports that allow business customers to review merchant statements, authorized, captured, cleared and settled transactions

COMPETITION

Columbia’s industry is highly competitive. Several other financial institutions, having greater resources, compete for banking business in Columbia’s market areas. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising and promotion campaigns, access international financial markets and allocate their investment assets to regions of highest yield and demand. In addition to competition from other banking institutions, Columbia continues to experience competition from non-banking companies such as credit unions, brokerage houses and other financial services companies. Columbia competes for loans, deposits and other financial services by offering its customers with a similar breadth of products as Columbia’s larger competitors while delivering a more personalized service level with faster transaction turnaround time.

MARKET AREAS

Washington

Nearly two-thirds of Columbia’s total branches within Washington are located in Pierce County, with an estimated population of 773,500 residents. At year end Columbia operated 22 branch locations in Pierce County that accounted for 16% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the total deposit market share ranking second amongst Columbia’s competition. Columbia’s headquarters, in Tacoma, is also located in Pierce County. Some of the most significant contributors to the Pierce County economy are the Port of Tacoma, which accounts for more than 43,000 jobs, McChord Air Force Base and Fort Lewis Army Base, which account for nearly 20% of the County’s total employment, and the manufacturing industry, which supplies the Boeing Company.

Columbia operates eight branch locations in King County, which is Washington’s most highly populated county at approximately 1.8 million residents. King County, in particular the Seattle metropolitan area, is a market that has significant growth potential for Columbia and will play a key role in its expansion strategy in the future. At year end Columbia’s share of the King County deposit market was less than 1% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006); however, Columbia has made significant inroads within this market through the strategic expansion of its banking team. The north King County economy is primarily made up of the aerospace, construction, computer software and biotechnology industries. South King County with its close proximity to Pierce County is considered a natural extension of Columbia’s primary market area. The economy of south King County is primarily comprised of residential communities supported by light industrial, retail, aerospace and distributing and warehousing industries.

Other market areas served by Columbia include Cowlitz County, where Columbia operates three branch locations that account for 13% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the deposit market share, and Kitsap and Thurston County, where Columbia operates one branch in each county.

Oregon

Through the acquisition of Astoria in October 2004, Columbia added five branches located in the western portions of Clatsop and Tillamook Counties, in the northern Oregon coastal area. In Clatsop and Tillamook Counties, Columbia has 33% and 6% (based on FDIC Annual Summary of Deposit Report as of June 30, 2006) of the deposit market share, respectively. Oregon market areas provide a significant opportunity for expansion strategies in the future. Both Clatsop and Tillamook Counties are comprised primarily of forestry, commercial fishing, and tourism related businesses.

EMPLOYEES

As of March 31, 2007, Columbia and its banking subsidiaries employed approximately 675 full time equivalent employees. Columbia values its employees and prides itself on providing a professional work environment accompanied by comprehensive benefit programs. Columbia is committed to providing flexible and value-added benefits to its employees through a “Total Compensation Philosophy,” which incorporates all compensation and benefits.

FINANCIAL AND OTHER INFORMATION

Financial and other information relating to Columbia is set forth in its Annual Report on Form 10-K for the year ended December 31, 2006, and its quarterly report on Form 10-Q for the quarter ended March 31, 2007. Information regarding the names, ages, positions, and business backgrounds of the executive officers and directors of Columbia, as well as additional information, including executive compensation, and certain relationships and related person transactions, is set forth in or incorporated by reference in Columbia’s 10-K and in its proxy statement dated March 19, 2007, for its 2007 annual meeting of shareholders. See “Where You Can Find More Information About Columbia” beginning on page 98.

INFORMATION CONCERNING MOUNTAIN BANK

MOUNTAIN BANK HOLDING COMPANY

Mountain Bank is a Washington corporation formed in 1993 primarily to hold all of the common stock of Mt. Rainier National Bank, a national banking association organized under the laws of the United States. Mt. Rainier National Bank provides personal and commercial banking and related financial services at its main office located in Enumclaw, Washington, and from five branch offices located in Buckley, Black Diamond, Auburn, Maple Valley, and Sumner, Washington. Mt. Rainier National Bank also provides loan services at a loan production office located in Federal Way, Washington. Mountain Bank is regulated by the Federal Reserve Board (the “FRB”) under the Bank Holding Company Act of 1956, as amended. A bank holding company is generally defined as a company that has direct or indirect control of a bank.

At March 31, 2007, Mountain Bank reported on a consolidated basis total assets of approximately $236 million, total deposits of approximately $209 million, and shareholders’ equity of approximately $23 million.

Mountain Bank’s strategy is to capitalize on its investment in Mt. Rainier National Bank through continued growth in the bank’s assets, deposits and earnings, and creation of long-term value for Mountain Bank shareholders by pursuing the following:

•	Carefully monitoring the credit quality of the bank’s existing asset base;

•	Concentrating on expense control, interest spread maximization and marketing of fee-based products, as well as maintaining adequate liquidity and capital levels;

•	Emphasizing close working relationships between and among the bank’s senior management, directors, loan officers and commercial customers; and

•	Focusing on training programs to ensure that management and staff has knowledge necessary to serve customers and remain in compliance with all legal and regulatory obligations.

There can be no assurance that Mt. Rainier National Bank will achieve these objectives.

MT. RAINIER NATIONAL BANK

Mt. Rainier National Bank is a wholly owned subsidiary of Mountain Bank. While Mountain Bank and Mt. Rainier National Bank are distinctly different entities regulated by different regulatory bodies, the cash flow of Mountain Bank presently is entirely derived from dividends upstreamed from the bank to Mountain Bank. Therefore, the value of the securities of Mountain Bank is, to a large extent, dependent on the success of Mt. Rainier National Bank.

HISTORY

Mt. Rainier National Bank opened on July 2, 1990, in Enumclaw, Washington, and has been operating since that date.

BUSINESS

Mt. Rainier National Bank, through its main office, five branches and one loan production office, offers a full line of commercial banking services.

The principal sources of the bank’s revenues are: (i) interest and fees on loans; (ii) deposit service charges; (iii) interest on deposits in other banks (generally on an overnight basis); (iv) gains on mortgages originated and sold to the secondary market; (v) interest on investments, and (vi) fees from sales of nondeposit investment products. Loans include short to medium-term commercial and consumer loans, including real estate loans, construction loans, operating loans and lines, equipment loans, automobile loans, recreational vehicle and truck loans, personal loans and lines of credit, home improvement and rehabilitation loans, and residential mortgage lending. Mt. Rainier National Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, ATM access, debit cards, automatic drafts for various accounts, telephone banking, Internet banking and bill payment services. The bank has a night depository and an ATM, as well as drive-up services, at each of its branch offices.

Mt. Rainier National Bank’s core deposit base has generally been enhanced through advertising and deposit promotions, and focusing on securing the entire banking relationship of each of its customers. Deposit products include checking accounts, savings programs, NOW accounts and certificates of deposit. The bank has not used brokered deposits as a source of funds.

Mt. Rainier National Bank’s commercial banking activities target high-net-worth individuals and their businesses, with an emphasis on small to medium-sized businesses. The bank’s operating strategy is to offer personal service, flexibility and timely responsiveness to the needs of its customers. Senior management of Mt. Rainier National Bank and Mountain Bank maintain close personal contact and close working relationships with Mt. Rainier National Bank’s commercial customers and their businesses, and Mt. Rainier National Bank’s and Mountain Bank’s boards of directors primarily include local business people from Mt. Rainier National Bank’s primary service area. Most of Mt. Rainier National Bank’s new commercial banking business consists of referrals from existing customers.

Mountain Bank believes that the growth in loans and profitability achieved by Mt. Rainier National Bank is also attributable in large measure to its strategy of targeting small and medium-sized businesses in the manner described above and to the business and personal relationships and experience of Mt. Rainier National Bank’s and Mountain Bank’s management and directors, rather than the result of greater risk-taking or price concessions. In addition, there have been numerous acquisitions and mergers of banks in Mt. Rainier National Bank’s primary service area, which have made the larger institutions in the market even larger. This has resulted in Mt. Rainier National Bank’s focusing primarily on the needs of the smaller and medium-sized commercial customers.

SERVICE AREA

Mt. Rainier National Bank’s primary service area is south King County and east Pierce County, including Enumclaw, Buckley, Black Diamond, Auburn, Maple Valley, Sumner, and Federal Way and surrounding communities. Enumclaw’s population is 11,220, having experienced 48% growth since 1990. Enumclaw is primarily considered a residential community, with most growth in single-family residences. The local economy is dependent on the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,515. Buckley is a residential community with very little business growth in the past few years. Black Diamond has a current population of 4,080, up from 1,760 in 1990. Auburn is a larger community with a population of 48,955, up from 35,230 in 1990. Auburn has led the region in economic growth. Auburn leads King County in job creation. Maple Valley has a current population of 19,140, up from 10,500 in 1997 when it became a city. Sumner’s population has increased approximately 44% to 9,025. Federal Way has a growing population of approximately 85,800 people within the city limits. The city is home to world-class companies, as well as small businesses of all kinds, with the city boasting the second highest number of businesses in South King County.

EMPLOYEES

As of December 31, 2006, Mountain Bank employed a full-time President and CEO and a Chief Financial Officer shared with Mt. Rainier National Bank. As of the same date, Mt. Rainier National Bank had 72 full-time-equivalent employees, including three executive officers. None of Mt. Rainier National Bank’s employees is presently represented by a union or covered by a collective bargaining agreement. Mt. Rainier National Bank considers its relationships with its employees to be good.

COMPETITION

The banking business in Mt. Rainier National Bank’s primary service area is highly competitive with respect to both loans and deposits. All the major out-of-state commercial banks that operate in Washington (including Bank of America, Key Bank, Wells Fargo and U.S. Bank) have a branch or branches within the bank’s primary service area. Among the advantages of such major banks are their ability to finance wide-ranging advertising campaigns and to allocate their investment assets to geographic regions of higher yield and demand. Such banks offer certain services that are not directly offered by Mt. Rainier National Bank (but are indirectly offered through correspondent institutions); and, by virtue of their greater total capitalization (legal lending limits to an individual customer are based on a percentage of a bank’s shareholder’s equity accounts), such banks have substantially higher lending limits than Mt. Rainier National Bank.

Mt. Rainier National Bank also competes with a number of nonbank competitors, such as insurance companies, small loan companies, finance companies, mortgage companies, credit unions, brokerage houses, and other financial institutions. Many of Mountain Bank’s nonbank competitors are not subject to the extensive federal and state regulations that govern Mountain Bank and, as a result, have a competitive advantage over Mountain Bank in providing certain services.

Mt. Rainier National Bank believes its competitive position has been strengthened by the consolidation in the banking industry, which has resulted in a focus by the larger banks on their larger accounts, with less direct contact between the officers and their customers. Mt. Rainier National Bank’s strategy, by contrast, is to remain a middle-market lender that maintains close, long-term contact with its customers.

PRODUCTS AND SERVICES

In conjunction with the growth of its asset base, Mt. Rainier National Bank has introduced new products and services to position it to better compete in its highly competitive market. The bank’s customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, the bank has developed a mix of products and services utilizing technology available to the banking industry, such as telephone banking, Internet banking, bill-payment services and automated teller machines. Additionally, the bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, real estate construction and development, installment and consumer loans. Other products and services include credit-related insurance, ATMs, safe deposit boxes and nondeposit investment products.

MARKETING

Mt. Rainier National Bank uses, to the fullest extent possible, the flexibility accorded by its independent status to improve its market share. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the bank’s officers, directors and employees. The bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the business and professional fields. In the event there are customers whose loan demands exceed the bank’s lending limits, the bank arranges for such loans on a participation basis with other financial institutions.

STATISTICAL INFORMATION ABOUT MOUNTAIN BANK

The following statistical information should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere herein.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY AND INTEREST YIELDS

The following table sets forth the average balance sheets of Mountain Bank for the past three years along with an analysis of interest income and expenses for each major category of interest earning assets and interest bearing liabilities, the average rate paid in each category, and net yield on earning assets. Average non-accrual loans were $39,000 in 2006, $24,000 in 2005 and $62,000 in 2004 and are included in average total loans. Loan fees of $986,000 in 2006, $728,000 in 2005 and $894,000 in 2004 are included in interest income.

	Year ended Dec. 31,
	2006			2005			2004
	Average Balance	Int. Earned/ Expense	Annualized Yield/ Rate	Average Balance	Int. Earned/ Expense	Annualized Yield/ Rate	Average Balance	Int. Earned/ Expense	Annualized Yield/ Rate
	(dollars in thousands)
Assets
Interest and dividend earning assets:
Loans*	$148,410	$12,260	8.3%	$122,251	$9,309	7.6%	$109,439	$8,139	7.4%
Taxable investments	40,808	1,583	3.9%	36,683	1,238	3.4%	36,323	1,130	3.1%
Non-taxable investments	3,260	111	3.4%	1,248	41	3.3%	235	8	3.4%
Federal funds sold	995	37	3.7%	1,841	91	4.9%	—	—	0.0%
Deposits in banks	2,476	100	4.0%	9,613	199	2.1%	11,465	127	1.1%

Total interest earning assets	195,949	14,091	7.2%	171,636	10,878	6.3%	157,462	9,404	6.0%

Non-interest earning assets:
Cash and due from banks	5,222			3,428			1,842
Premises and equipment	7,288			6,797			5,712
Other assets	6,215			5,163			4,831
Reserve for possible loan losses	(1,706)			(1,476)			(1,234)

Total assets	$212,968			$185,548			$168,613

Liabilities and shareholders’ equity
Interest bearing liabilities:
Interest bearing demand deposits	$53,554	808	1.5%	$57,753	658	1.1%	$53,980	568	1.1%
Savings	18,942	141	0.7%	18,235	136	0.7%	16,724	125	0.7%
Certificates of deposit	40,799	1,594	3.9%	33,285	929	2.8%	32,159	701	2.2%
Certificates of deposit over $100,000	33,346	1,470	4.4%	22,492	735	3.3%	20,848	535	2.6%

Total interest bearing deposits	146,641	4,013	2.7%	131,765	2,458	1.9%	123,711	1,929	1.6%
Federal funds purchased	9,226	507	5.5%	2	—	0.0%	—	—
Other borrowings	535	9	1.7%	416	7	1.7%	33	3	8.0%

Total interest bearing liabilities	156,402	4,529	2.9%	132,183	2,465	1.9%	123,744	1,932	1.6%

Non-interest bearing liabilities:
Demand deposits	33,189			32,480			26,200
Other liabilities	2,330			1,538			1,173
Shareholders’ equity	21,047			19,347			17,518

	$212,968			$185,548			$168,635

Net interest income		$9,562			$8,413			$7,472

Net interest margin			4.88%			4.90%			4.75%

*	Non-accrual loan interest is not included.

RATE/VOLUME ANALYSIS

The table below sets forth certain information regarding changes in interest income and interest expense of Mountain Bank for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (changes in volume multiplied by old rate) and (2) changes in rate (changes in rate multiplied by old average volume). The change in interest income and interest expense attributable to changes in both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Year ended December 31,
	2006 Increase (Decrease) Due to			2005 Increase (Decrease) Due to
	Total	Volume	Yield	Total	Volume	Yield
	(in thousands)			(in thousands)
Interest and dividend income:
Loan portfolio	$2,951	$2,272	$679	$1,170	$981	$189
Taxable investments	345	$76	$269	108	11	97
Nontaxable investments	70	$69	$1	33	33	—
Federal funds sold	(54)	$(54)	$—	91	91	—
Deposits in banks	(99)	$(209)	$110	72	(23)	95

All interest-earning assets	$3,213	$2,154	$1,059	$1,474	$1,093	$381

Interest expense:
Interest-bearing demand	150	(51)	201	90	22	68
Savings	5	5	—	11	11	—
Certificates of deposit under $100,000	665	2	663	228	24	204
Certificates of deposit over $100,000	735	668	67	200	38	162

Total deposit accounts	$1,555	$624	$931	$529	$95	$434

Federal funds purchased	507	507	—	—	—	—
Other borrowings	2	2	—	4	8	(4)

Total interest-bearing liabilities	$2,064	$1,133	$931	$533	$103	$430

Change in net interest income	$1,149	$1,021	$128	$941	$990	$(49)

INVESTMENT PORTFOLIO

The investment policy of Mt. Rainier National Bank is an integral part of the overall asset/liability management of the bank. The bank’s investment policy is to establish a portfolio that will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Mt. Rainier National Bank’s board of directors. The bank stresses the following attributes for its investments: capital protection, liquidity, yield, risk management and pledge ability. Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity securities include debt securities that the bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. As of December 31, 2006, the bank held no securities as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2006, the bank held no securities as Trading Securities.

Available for Sale securities include those that may be sold to implement the bank’s asset/liability management strategies, including responses to changes in interest rates, prepayment rates and similar factors. These securities are reported at fair market value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. All of the bank’s investment securities at December 31, 2006, were classified as Available for Sale.

As a national bank and member of the Federal Reserve System, Mt. Rainier National Bank is required to have $310,000 invested in Federal Reserve Bank Stock. As a requirement of being a member of the Federal Home Loan Bank of Seattle, Mt. Rainier National Bank is required to keep $550,000 in stock. This portion of Mt. Rainier National Bank’s investment portfolio is not liquid.

The following table sets forth the composition of Mountain Bank’s investment portfolio as of December 31 for the years indicated.

	2006		2005		2004
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)
U.S. Treasury securities	$2,985	$2,968	$4,005	$3,976	$3,094	$3,087
U.S. government and agency securities	18,351	18,246	25,809	25,480	16,835	16,742
Mortgage-backed securities	11,454	11,095	14,533	14,237	15,106	15,029
Municipal bonds	3,285	3,272	2,647	2,635	295	297
Corporate bonds	—	—	186	185	2,268	2,287
Equity securities	60	60	60	60	60	60

Total	$36,135	$35,641	$47,240	$46,573	$37,658	$37,502

The investment portfolio at December 31, 2006, excluding equity securities was categorized by maturity as follows:

	December 31, 2006
	One Year or Less		One to Five Years		Five to Ten Years		Over Ten Years
	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield	Carrying Value	Annualized Weighted Average Yield
	(dollars in thousands)
Investment securities:
U.S. Treasury securities	$1,001	6.25%	$1,967	3.56%	$—	—	$—	—
U.S. government and agency securities	14,771	3.38%	3,475	4.56%	—	—	—	—
Mortgage-backed securities	637	4.75%	10,458	4.58%	—	—	—	—
Municipal bonds*	—		737	3.87%	2,535	3.96%	—	—
	$16,409	3.61%	$16,637	4.42%	$2,535	3.96%	$—	—

*	Tax-equivalent yield

Mountain Bank’s mortgage-backed securities portfolio consists of securities issued under government-sponsored agency programs, including those of Fannie Mae and Freddie Mac. These certificates are modified pass-through mortgage-backed securities that represent undivided interests in underlying pools of fixed-rate, predominantly single-family and, to a lesser extent, multi-family residential mortgages issued by these government-sponsored entities. Fannie Mae and Freddie Mac generally provide the certificate holder a guarantee of timely payments of interest, whether or not collected.

Mortgage-backed securities generally increase the quality of Mountain Bank’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Mountain Bank. At December 31, 2006, there were no mortgage-backed securities pledged to secure obligations of Mountain Bank.

While mortgage-backed securities carry a reduced credit risk as compared to whole loans, such securities remain subject to the risk that a fluctuating-interest-rate environment, along with other factors such as the geographic distribution of the underlying mortgage loans, may alter the prepayment rate of such mortgage loans and so affect both the prepayment speed and value of such securities. The prepayment risk associated with mortgage-backed securities is periodically monitored, and prepayment rate assumptions adjusted as appropriate to update Mountain Bank’s mortgage-backed securities accounting and asset/liability reports. Classification of Mountain Bank’s mortgage-backed securities portfolio as available for sale is designed to minimize that risk.

LENDING ACTIVITIES

The two main areas in which Mt. Rainier National Bank has directed its lendable funds are real estate and commercial loans. At December 31, 2006, these categories accounted for approximately 80% and 18%, respectively, of Mt. Rainier National Bank’s total loan portfolio. The bank’s major source of income is interest and fees charged on loans. Accordingly, the bank has a significant concentration in real estate loans and is subject to any potential downturn in the real estate market.

In general, Mt. Rainier National Bank is permitted by law to make loans to single borrowers in aggregate amounts of up to 15% of Mt. Rainier National Bank’s unimpaired capital and unimpaired surplus. The bank, on occasion, sells participations in loans when necessary to stay within lending limits or to otherwise limit the bank’s exposure. The bank’s goal is to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2006, no such concentration exceeded 15% of the bank’s loan portfolio. The bank has no loans to customers in foreign countries. Its general policy is to lend within Washington State, but the bank does have some loans to out-of-state borrowers.

In the normal course of business there are various commitments outstanding and commitments to extend credit that are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier National Bank uses the same credit policies in making commitments as it does for loans. Mountain Bank does not expect that all such commitments will be fully utilized.

Lending activities are conducted pursuant to a written Loan Policy, which has been adopted by the board of directors of Mt. Rainier National Bank. Each loan officer has a defined lending authority. Regardless of lending authority, aggregate loans over $1,000,000 are approved by Mt. Rainier National Bank’s Loan Committee, made up of the President and Credit Administrator of Mt. Rainier National Bank and three directors, and aggregate loans over $500,000 are reviewed by that committee.

Mt. Rainier National Bank’s secondary mortgage activity consists of originating residential loans wherein the closing of each loan is preceded by its negotiated sale. Primarily, these loans are funded by the bank and promptly sold. The bank also makes residential construction loans wherein a “take-out” is negotiated on the secondary market. Bank guidelines for loan-to-value ratios are closely adhered to.

The following table sets forth the composition of Mountain Bank’s gross loan portfolio, including loans held for sale, by loan type, as of December 31 for the years indicated.

	2006		2005		2004		2003		2002
	Amounts	Percent	Amounts	Percent	Amounts	Percent	Amounts	Percent	Amounts	Percent
	(dollars in thousands)
Commercial and agricultural	$29,591	17.70%	$24,025	19.32%	$26,918	22.26%	$21,526	21.80%	$20,510	24.93%
Real estate:
Residential 1-4 family	17,305	10.35%	12,024	9.67%	9,833	8.13%	12,243	12.40%	13,516	16.43%
Commercial	91,991	55.04%	71,264	57.31%	67,077	55.47%	48,266	48.88%	36,875	44.83%
Construction and land development	23,999	14.36%	12,671	10.18%	11,696	9.67%	10,833	10.97%	5,602	6.81%
Consumer	4,262	2.55%	4,375	3.52%	5,408	4.47%	5,876	5.95%	5,758	7.00%
Total gross loans	$167,148	100.00%	$124,359	100.00%	$120,932	100.00%	$98,744	100.00%	$82,261	100.00%
Net deferred loan fees	$(361)		$(134)		$—		$—		$—

Total net loans	$166,787		$124,225		$120,932		$98,744		$82,261

The following table summarizes the scheduled contractual gross loan maturities for Mountain Bank’s total loan portfolio due for the periods indicated as of December 31, 2006. Adjustable-rate loans are shown in the period in which loan principal payments are contractually due.

	Total	Less than one year		One to five years		Over five years
		Fixed	Variable	Fixed	Variable	Fixed	Variable
	(in thousands)
Commercial and agricultural	$29,591	$1,937	$10,591	$15,076	$203	$1,784	$—
Real estate:
Residential 1-4 family	17,305	430	2,976	4,958	1,151	7,790	—
Commercial	91,991	3,829	16,057	15,747	51,412	4,897	49
Construction and land development	23,999	4,455	19,504	40	—	—	—
Consumer	4,262	640	43	2,880	48	604	47

Total loans	$167,148	$11,291	$49,171	$38,701	$52,814	$15,075	$96

One- to Four-Family Residential Mortgage Lending. One- to four-family residential mortgage loan originations are generated by Mountain Bank’s marketing efforts, its present customers, walk-in customers and referrals from real estate agents and builders. At December 31, 2006, Mountain Bank’s one- to four-family residential mortgage loan portfolio totaled $17 million, or 10.16% of Mountain Bank’s total gross loan portfolio.

Mountain Bank originates one- to four-family residential mortgage loans with terms up to a maximum of five years, with the exception of the home equity program, which has a maximum maturity of 15 years, and with loan-to-value ratios up to 80% of the appraised value of the secured property. Residential loans generally do not include prepayment penalties.

In underwriting one to four-family residential real estate loans, Mountain Bank evaluates both the borrower’s ability to make monthly payments and the value of the property securing the loan. Independent fee appraisers approved by the board of directors appraise most properties securing real estate loans made by Mountain Bank. Mountain Bank generally requires borrowers to obtain title insurance, and fire and property insurance (including flood insurance, if necessary) in an amount not less than the amount of the loan.

Commercial and Multi-Family Real Estate Lending. Mountain Bank engages in commercial and multifamily real estate lending in its primary market area and surrounding areas. At December 31, 2006, Mountain Bank’s commercial and multifamily real estate loan portfolio totaled $92 million, or 55.1% of Mountain Bank’s total gross loan portfolio. The loans are generally secured by properties located in Mountain Bank’s primary market area and surrounding areas.

Primarily apartment buildings, warehouse buildings, assisted-living/retirement facilities, and office buildings secure Mountain Bank’s commercial and multi-family real estate loan portfolio. Commercial and multi-family real estate loans generally have terms that do not exceed 25 years, with 10-year call dates and 5-year rate adjustments; have loan-to-value ratios of up to 80% of the appraised value of the secured property; and are typically secured by personal guarantees of the borrowers. Mountain Bank has a variety of rate adjustment features and other terms in its commercial and multi-family real estate loan portfolio. Commercial and multifamily real estate loans provide for a margin over a number of different indices. In underwriting these loans, Mountain Bank currently analyzes the financial condition of the borrower, the borrower’s credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. Independent appraisers perform appraisals on properties securing commercial real estate loans originated by Mountain Bank.

Multi-family and commercial real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent on the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower’s ability to repay the loan may be impaired.

Construction, Land, and Land Development Lending. Mountain Bank makes construction, land and land development loans to individuals for the construction of their residences as well as to builders for the construction of one- to four-family residences and commercial and multi-family real estate. At December 31, 2006, Mountain Bank’s construction, land and land development loan portfolio totaled $24 million, or 14.4% of Mountain Bank’s total gross loan portfolio. Of the $24 million, approximately $3.7 million consists of land loans that may or may not be in development stages.

Construction loans to individuals for one- to four-family residences are structured to be converted to permanent loans at the end of the construction phase, which typically runs up to 12 months. These construction loans have rates and terms that generally match the one- to four-family loan rates then offered by Mountain Bank, except that during the construction phase the borrower pays interest only. Generally, the maximum loan-to-value ratio of owner-occupied single-family construction loans is 80% of the appraised value. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans.

Generally, construction loans to builders of one- to four-family residences require the payment of interest only for up to 12 months and have terms of up to 12 months. These loans may provide for the payment of interest and loan fees from loan proceeds and carry adjustable rates of interest. Loan fees charged in connection with the origination of such loans are generally 1%.

Construction loans on commercial and multifamily real estate projects may be secured by apartments, agricultural facilities, small office buildings, medical facilities, assisted-living facilities, or other property, and are generally structured to be converted to permanent loans at the end of the construction phase, which generally runs up to 18 months. During the construction phase the borrower pays interest only. These loans generally provide for the payment of interest and loan fees from loan proceeds. All of these loans were performing in accordance with their terms at December 31, 2006.

Construction loans are obtained principally through continued business from builders who have previously borrowed from Mountain Bank and from existing customers who are building new facilities. The application process includes a submission to Mountain Bank of accurate plans, specifications, costs of the project to be constructed and projected revenues from the project. These items are also used as a basis to determine the appraised value of the subject property. Loans are based on the lesser of the appraised value of the property or the cost of construction (land plus building).

Construction loans to borrowers other than owner-occupants involve many of the same risks discussed above regarding multifamily and commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. Also, the funding of loan fees and interest during the construction phase makes the monitoring of the progress of the project particularly important because customary early warning signals of project difficulties may not be present.

Commercial and Agricultural Lending. Mountain Bank also originates commercial business loans and agricultural loans. Most of Mountain Bank’s commercial business loans have been extended to finance local and regional businesses and include short-term loans to finance machinery and equipment purchases, inventory and accounts receivable. Commercial loans also involve the extension of revolving credit for a combination of equipment acquisitions and working capital in expanding companies. Mountain Bank also originates loans to finance the purchase of farmland, livestock, farm machinery and equipment, other farm-related products and farm production loans. At December 31, 2006, $29.6 million, or 17.8% of Mountain Bank’s total gross loan portfolio, was composed of commercial business and agricultural loans.

The maximum term for loans extended on machinery and equipment is based on the projected useful life of such machinery and equipment. Generally, the maximum term on non-mortgage lines of credit is one year. The loan-to-value ratio on such loans and lines of credit generally may not exceed 80% of the value of the collateral securing the loan. Mountain Bank’s commercial business lending policy includes credit-file documentation and analysis of the borrower’s character, capacity to repay the loan, the adequacy of the borrower’s capital and collateral as well as an evaluation of conditions affecting the borrower. Analysis of the borrower’s past, present and future cash flows is also an important aspect of Mountain Bank’s current credit analysis. Nonetheless, such loans are believed to carry higher credit risk than more traditional investments.

Unlike residential mortgage loans, which are generally made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are typically made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is likely to be dependent on the general economic environment). Business assets and personal guarantees usually, but not always, secure Mountain Bank’s commercial business loans. But the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. At December 31, 2006, none of Mountain Bank’s commercial business loan portfolio was non-performing.

Consumer Lending. Mountain Bank offers a variety of secured consumer loans, including home equity, home improvement, automobile, and boat loans and loans secured by savings deposits. In addition, Mountain Bank offers other secured and unsecured consumer loans. Mountain Bank currently originates substantially all of its consumer loans in its primary market area and surrounding areas. At December 31, 2006, Mountain Bank’s consumer loan portfolio totaled $4.3 million, or 2.6% of its total gross loan portfolio.

The largest component of Mountain Bank’s consumer loan portfolio consists of home equity loans and lines of credit. Mountain Bank offers fixed-rate equity loans and adjustable-rate home equity lines of credit. Substantially all of Mountain Bank’s home equity loans and lines of credit are secured by second mortgages on principal residences. Mountain Bank will lend amounts that together with all prior liens, may be up to 80% of the appraised value of the property securing the loan. Home equity loans and lines of credit generally have maximum terms of 15 years.

Mountain Bank primarily originates automobile loans on a direct basis. Direct loans are loans made when Mountain Bank extends credit directly to the borrower, as opposed to indirect loans, which are made when Mountain Bank purchases loan contracts, often at a discount, from automobile dealers that have extended credit to their customers. Mountain Bank’s automobile loans are typically originated at fixed interest rates with terms up to 60 months for new and used vehicles. Loans secured by automobiles are generally originated for up to 80% of the N.A.D.A. book value of the automobile securing the loan.

Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by Mountain Bank for consumer loans include an application, a determination of the applicant’s payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans, which are unsecured or are secured by rapidly depreciable assets, such as automobiles or recreational equipment. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

RISK ELEMENTS—NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

The following table sets forth information regarding non-performing loans of Mt. Rainier National Bank on the dates indicated. Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on non-accrual status. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current-period interest income. Income on such loans is then recognized only to the extent that cash is received and the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. At December 31, 2006, Mt. Rainier National Bank had no loans on non-accrual status.

At December 31, 2006, Mountain Bank had $1,892,000 of loans that were internally classified as substandard for one or more reasons. None of these loans were past due 30 days or more at December 31, 2006. If these loans were deemed non-performing, Mountain Bank’s ratio of non-performing assets and restructured loans as a percent of total assets would have been .82% at December 31, 2006.

	2006	2005	2004	2003	2002
	(dollars in thousands)
Restructured loans	$—	$—	$—	$—	$—
Nonaccrual loans:
Commercial	$—	$—	$—	$88	$88
Consumer	$—	$20	$—	$16	$—
Total nonaccrual loans	$—	$20	$—	$104	$88
Total foreclosed real estate loans	$—	$—	$—	$140	$151
Accruing loans 90 days or more past due	$—	$—	$8	$—	$—
Total nonperforming assets and restructured loans	$—	$20	$8	$244	$239
Total nonperforming assets and restructured loans as a percent of total assets	0.00%	0.01%	0.00%	0.16%	0.17%

The following table sets forth Mountain Bank’s loan delinquencies by type, before the allowance for credit losses, by amount and by percentage of type at December 31, 2006.

Loans Delinquent For:
	30-59 days		60-89 days		90 days and over
	Amount	Percent	Amount	Percent	Amount	Percent
(dollars in thousands)
Commercial and agriculture	$—		$—		$—
Real estate:
Residential 1-4 family	$—		$—		$—
Commercial	$—		$—		$—
Construction and land development	$402	1.68%	$—		$—
Consumer	$—		$—		$—
Total	$402	0.24%	$—	0.00%	$—	0.00%

Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full and timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against current-period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

CREDIT RISK MANAGEMENT AND ALLOWANCE FOR CREDIT LOSSES

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk-sensitive nature of Mt. Rainier National Bank’s operations. The loan review procedures are designed to monitor adherence to established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management’s objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, has established specific terms and maturity schedules for each loan type, such as commercial, real estate, and consumer.

Applicable regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for loan losses in an amount deemed prudent by management of Mountain Bank. These allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When Mountain Bank classifies problem assets as loss, it charges off the balance of the assets against the allowance for credit losses. Assets that do not currently expose the bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. Mountain Bank’s determination as to the classification of its assets is subject to review by the Office of the Comptroller of the Currency (the “OCC”) during periodic examinations.

The loan portfolio is regularly reviewed, and Mountain Bank’s management determines the amount of loans to be charged off. In addition, such factors as Mt. Rainier National Bank’s previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, the OCC, as part of its examination process, periodically reviews the allowances for credit losses and foreclosed real estate. The OCC may require Mt. Rainier National Bank to recognize additions to the allowance based on its judgments about information available at the time of examination. In addition, any loan or portion of a loan that is classified as a “loss” by regulatory examiners is charged off.

The allowance for credit losses is maintained at a level that management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management’s periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans or portions of loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Mt. Rainier National Bank has no recourse to the borrower or, if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

Real estate properties acquired through foreclosure are recorded at the lower of cost or fair value. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged off to the allowance for credit losses at the time of transfer. Management periodically updates valuations, and if the value declines, a specific provision for losses on such property is established by a charge to operations. Mt. Rainier National Bank had no foreclosed real estate at December 31, 2006.

The allowance for credit losses is estimated by management based on historical loss experience and known changes within the loan portfolio at the measurement date. The provision that is charged to income is the amount needed to maintain an adequate allowance for credit losses. The allowance for credit losses at December 31, 2006, was $1,846,000 or 1.11% of loans outstanding. The allowance for credit losses at year-end 2005 was $1,569,000 or 1.28% of loans outstanding. The following table presents data related to Mt. Rainier National Bank’s allowance for credit losses as of December 31 for the years indicated.

	2006	2005	2004	2003	2002
	(dollars in thousands)
Allowance for loan losses (beginning of period)	$1,569	$1,376	$1,101	$852	$753
Loans charged off:
Commercial and agricultural	—	—	9	101	10
Real estate construction	—	—	—	—	—
Real estate mortgage	—	—	—	—	221
Consumer	—	6	10	41	47

Total	—	6	19	142	278

Recoveries of loans previously charged off:
Commercial and agricultural	0	0	16	3	10
Real estate construction	0	0	0	0	0
Real estate mortgage	0	0	0	0	0
Consumer	1	0	2	3	7

Total	1	0	18	6	17

Net loans charged off	(1)	6	1	136	261
Provision for possible loan losses	276	199	276	385	360

Allowance for possible loan losses (end of period)	$1,846	$1,569	$1,376	$1,101	$852

Loans outstanding:
Average	$148,410	$122,251	$109,439	$91,351	$74,940
End of period	166,431	122,435	120,403	98,744	82,261
Ratio of allowance for loan loss to total loans outstanding
Average	1.24%	1.28%	1.26%	1.21%	1.14%
End of period	1.11%	1.28%	1.14%	1.12%	1.04%
Ratio of net charge-offs to average loans outstanding	0.00%	0.00%	0.00%	0.15%	0.35%

ALLOCATION OF LOAN LOSS BY LOAN CLASSIFICATION

	12/31/2006		12/31/2005		12/31/2004		12/31/2003		12/31/2002
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(dollars in thousands)
Commercial and agricultural	$352	17.70%	$367	19.32%	$370	22.26%	$294	21.80%	$246	24.93%
Real estate construction	202	14.36%	94	10.18%	80	9.67%	74	10.97%	30	6.81%
Real estate mortgage	1,178	65.39%	1,003	66.98%	816	63.60%	622	61.28%	459	61.26%
Consumer	114	2.55%	105	3.52%	110	4.47%	111	5.95%	117	7.00%
Unallocated	—	0.00%	—	0.00%	—	0.00%	—	0.00%	0	0.00%

Total loans	$1,846	100.00%	$1,569	100.00%	$1,376	100.00%	$1,101	100.00%	$852	100.00%

The foregoing conditions and adjustments reflect management’s best estimate of items recognized when adjusting the loss percentage for each pool of loans, and adjustments to historical experience. These factors affect Mountain Bank’s assessment of low and high estimates of losses in its portfolio. The determination of the amounts of the provisions for credit losses is based on management’s current judgment and the quality of the loan portfolio, and considers all known, relevant internal and external factors that affect loan collectibility. These include regional economic indicators such as employment; retail sales; real estate trends; and specific areas of concentration for Mountain Bank’s market, including the forest and dairy/agricultural industries.

During 2006, the loan loss allocations by category were adjusted to reflect the overall changes as they affect percentages in each pool of loans categorized by the bank’s Loan Loss Reserve Analysis. By this method, the allowance for consumer loans as a percentage of overall loans decreased from 3.52% to 2.55% and the allowance for commercial and agriculture loans decreased from 19.32% to 17.70% as of December 31, 2006. During this same period, the allowance for real estate secured loans increased from 77.16% to 79.75% of the bank’s allowance. The fundamental process for calculating the bank’s loan loss allocation requirements remained unchanged during this accounting period.

Mountain Bank utilizes an internal asset-classification system as a means of reporting problem and potential problem assets. At each scheduled bank board of directors meeting, a watch list is presented, showing significant loan relationships listed as special mention, substandard, and doubtful. Set forth below is a discussion of each of these classifications.

Special Mention: A special-mention extension of credit is defined as having potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the credit or the institution’s credit position. Special-mention credits are not considered as part of the classified extensions of credit category and do not expose an institution to sufficient risk to warrant classification. They are currently protected but are potentially weak. They constitute an undue and unwarranted credit risk.

Loans in this category have some identifiable problem, most notably slowness in payments, but in management’s opinion, offer no immediate risk of loss. An extension of credit that is not delinquent may also be identified as special mention. These loans are classified due to Mt. Rainier National Bank’s management’s actions or the servicing of the loan. The lending officer may be unable to properly supervise the credit because of an inadequate loan or credit agreement. There may be questions regarding the condition of and/or control over collateral. Economic or market conditions may unfavorably affect the obligor in the future. A declining trend in the obligor’s operations or an imbalanced position in the balance sheet may exist, although not to the point that repayment is jeopardized. Another example of a special-mention credit is one that has other deviations from prudent lending practices.

If Mt. Rainier National Bank may have to consider relying on a secondary or alternative source of repayment, then collection may not yet be in jeopardy, but the loan may be considered special mention. Other trends that indicate that the loan may deteriorate further include such “red flags” as continuous overdrafts, negative trends on a financial statement (such as a deficit net worth), a delay in the receipt of financial statements, and accounts receivable aging. These loans can regularly be 30 days or more past due. Judgments, tax liens, delinquent real estate taxes, cancellation of insurance policies and exceptions to bank policies are other “red flags.”

Substandard: A substandard extension of credit is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Extensions of credit so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that Mt. Rainier National Bank will sustain some loss if the deficiencies are not corrected. In other words, there is more than normal risk of loss. Loss potential, while existing in the aggregate amount of substandard credits, does not have to exist in individual extensions of credit classified as substandard.

The likelihood that a substandard loan will be paid from the primary source of repayment is uncertain. Financial deterioration is underway, and very close attention is warranted to ensure that the loan is collected without a loss. Mt. Rainier National Bank may be relying on a secondary source of repayment, such as liquidating collateral, or collecting on guarantees. The borrower cannot keep up with either the interest or principal payments. If Mt. Rainier National Bank is forced into a subordinated or unsecured position due to flaws in documentation, the loan may be substandard. If the loan must be restructured, or interest rate concessions made, it should be classified as such. If Mt. Rainier National Bank is contemplating foreclosure or legal action, the credit is likely substandard.

Doubtful: An extension of credit classified as doubtful has all the weaknesses inherent in one classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage of and strengthen the credit, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceedings, capital injection, perfecting liens on additional collateral, or refinancing plans.

If the primary source of repayment is gone, and there is doubt as to the quality of the secondary source, then the loan will be considered doubtful. If a court suit is pending, and is the only means of collection, a loan is generally doubtful. As stated above, the loss amount in this category is often undeterminable, and the loan is classified as doubtful until the loss can be determined.

Potential problem loans are loans included on the watch list presented to the board of directors but known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of the borrowers to comply with present loan repayment terms. At December 31, 2006, 2005, 2004, 2003 and 2002, special-mention, substandard, and doubtful classifications were as follows:

	2006	2005	2004	2003	2002
	(in thousands)
Special mention	$505	$1,162	$2,000	$978	$763
Substandard	1,892	580	923	759	532
Doubtful	—	—	—	—	—

Total classified	$2,397	$1,742	$2,923	$1,737	$1,295

Total classifications include those loans that have been adversely classified by bank regulators and Mountain Bank’s internal loan review department. These amounts include non-accrual and impaired loans. Mountain Bank continues to monitor its loan portfolio for adverse changes in specific types of loans and overall.

Mountain Bank’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Mt. Rainier National Bank’s primary regulators in the course of its regulatory examinations, which can order the establishment of additional general or specific loss allowances. There can be no assurance that regulators, in reviewing Mt. Rainier National Bank’s loan portfolio, will not request the bank to materially increase its allowance for credit losses. Although management believes that adequate specific and general loan loss allowances have been established, actual losses are dependent on future events, and further additions to the level of specific and general loan loss allowances thus may become necessary.

DEPOSITS

Mt. Rainier National Bank’s primary sources of funds are deposits, borrowings, amortization and repayment of loan principal, interest earned on or maturation of investment securities and short-term investments, and funds provided from operations.

The following tables set forth the average amounts of and average rates paid on Mt. Rainier National Bank’s deposit accounts for December 31 of the years indicated, as well as the actual amounts and percentage of total deposits as of December 31 of the years indicated.

	2006		2005		2004
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(dollars in thousands)
Non-interest-bearing demand deposits	$33,189	0%	$32,480	0%	$26,200	0%
Interest-bearing demand deposits	53,554	1.5%	57,753	1.1%	53,980	1.1%
Savings deposits	18,942	0.7%	18,235	0.7%	16,724	0.7%
Time deposits under $100,000	40,799	3.9%	33,285	2.8%	32,159	2.2%
Time deposits over $100,000	33,346	4.4%	22,492	3.3%	20,848	2.6%

Total	$179,830	2.7%	$164,245	1.9%	$149,911	1.6%

	2006		2005		2004
	Actual Amounts	Percentage Total Deposits	Actual Amounts	Percentage Total Deposits	Actual Amounts	Percentage Total Deposits
	(dollars in thousands)
Non-interest-bearing demand deposits	$33,926	16.61%	$33,298	19.38%	$28,984	18.39%
Interest-bearing demand deposits	55,764	27.29%	57,866	33.68%	58,059	36.84%
Savings deposits	17,133	8.39%	19,654	11.44%	16,241	10.31%
Time deposits under $100,000	47,239	23.12%	35,244	20.51%	30,830	19.56%
Time deposits over $100,000	50,234	24.59%	25,751	14.99%	23,486	14.90%

Total	$204,296	100.00%	$171,813	100.00%	$157,600	100.00%

At December 31, 2006, the scheduled maturities of certificates of deposit were:

	$100,000 or more	Less than $100,000
Three months or less	$5,679	$7,681
Three months through six months	10,423	11,721
Six months though twelve months	29,192	22,077
Over twelve months	4,940	5,760
Total	$50,234	$47,239

Deposits. Mountain Bank offers a variety of deposit accounts having a wide range of interest rates and terms. Mountain Bank’s deposits consist of regular savings accounts, money market savings accounts, NOW and regular checking accounts, and certificate accounts currently ranging in terms from seven days to 60 months. Mountain Bank solicits deposits only from its primary market area and does not currently use brokers to obtain deposits. Mountain Bank relies primarily on competitive pricing policies, advertising and high-quality customer service to attract and retain these deposits.

The flow of deposits is significantly influenced by general economic conditions, changes in money market and prevailing interest rates, and competition.

The variety of deposit accounts offered by Mountain Bank has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. Mountain Bank endeavors to manage the pricing of its deposits in keeping with its asset/liability management and profitability objectives. Based on its experience, Mountain Bank believes that its regular savings, money market savings accounts, NOW and regular checking accounts are relatively stable sources of deposits. However, the ability of Mountain Bank to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions.

Borrowings. Although deposits are Mountain Bank’s primary source of funds, Mountain Bank’s policy has been to utilize borrowings when they are a less costly source of funds, when they can be invested at a positive interest rate spread, or when Mountain Bank desires additional capacity to fund loan demand.

RETURN ON EQUITY AND ASSETS

The following table sets forth certain ratios related to Mountain Bank for the periods indicated.

	Year ended December 31
	2006	2005	2004
			(as restated)
Return on assets(1)	1.02%	1.12%	0.84%
Return on equity(2)	10.32%	10.79%	8.09%
Dividend payout ratio(3)	19.15%	16.48%	14.49%
Average equity to average assets	9.88%	10.43%	10.63%

(1)	Net income divided by average total assets
(2)	Net income divided by average equity
(3)	Dividends declared per share divided by net income per share

The following table represents short-term borrowings for the years ended December 31, 2006, 2005, and 2004.

	2006		2005		2004
	Amount Outstanding	Maximum Amounts	Amount Outstanding	Maximum Amounts	Amount Outstanding	Maximum Amounts
	(in thousands)
Repurchase agreements	$516	$963	$470	$1,086	$—	$—

	2006		2005		2004
	Average Outstanding	Weighted Rate	Average Outstanding	Weighted Rate	Average Outstanding	Weighted Rate
	(dollars in thousands)
Repurchase agreements	$523	1.45%	$386	1.05%	$—	—

PROPERTY

Mt. Rainier National Bank’s main office is in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier National Bank. The facility has 10,275 square feet.

On February 6, 1995, Mt. Rainier National Bank opened its Buckley Branch, located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet.

On January 26, 1998, Mt. Rainier National Bank opened its Black Diamond Branch, located at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet.

On November 16, 1998, Mt. Rainier National Bank opened its Auburn Branch, located at 1436 Auburn Way, S., Auburn, Washington. This branch was relocated on September 17, 2005, to 2041 Auburn Way, N., Auburn, Washington. The facility has approximately 4,850 square feet. Mountain Bank sold the property located at 1436 Auburn Way, S., Auburn, Washington, in 2006 and received a gain on the sale in the amount of $133,000.

On April 5, 2002, Mt. Rainier National Bank opened its Maple Valley Branch, located at 23924 225th Way, S.E., Maple Valley, Washington. The facility has approximately 3,287 square feet.

On March 26, 2003, Mt. Rainier National Bank opened its Sumner Branch, located at 15104 E. Main Street, Sumner, Washington. The facility has approximately 3,768 square feet.

Mt. Rainier National Bank owns all the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, appropriately insured and adequately equipped for carrying on the business of Mountain Bank.

On March 15, 2004, Mt. Rainier National Bank opened a loan production office in Federal Way, Washington. The office is a leased facility with approximately 1,000 square feet. On July 6, 2005, Mt. Rainier National Bank purchased property at 33515 Ninth Avenue, S., Federal Way, Washington. The property is approximately 40,000 square feet. Mountain Bank is in the process of constructing a full-service facility and intends to close the loan production office and relocate the staff to the full-service branch upon completion.

On March 27, 2003, Mountain Bank purchased a vacant lot located at 1409 Third Street along with a building located at 1445 Third Street, Enumclaw, Washington. The building is approximately 2,880 square feet. The mortgage department of Mt. Rainier National Bank is currently leasing approximately 1,440 square feet of the building with the remainder being used as a storage facility. The vacant lot will be used for future expansion.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which Mountain Bank or Mt. Rainier National Bank is a party or of which any of Mountain Bank’s properties are subject; nor are there material proceedings known to Mountain Bank to be contemplated by any governmental authority; nor are there material proceedings known to Mountain Bank, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to Mountain Bank or Mt. Rainier National Bank.

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND RELATED STOCKHOLDER MATTERS

For information regarding Mountain Bank’s trading prices during 2005, 2006 and the interim period in 2007 preceding the date of this proxy statement/prospectus, as well as information regarding the number of equity holders and Mountain Bank’s dividend history, see “Comparative Stock Price and Dividend Information—Mountain Bank Common Stock” at page 18.

EQUITY COMPENSATION PLAN INFORMATION

	Year Ended December 31, 2006
Plan Category	Number of Shares to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in column (a))
	(a)	(b)	(c) (1)
Equity compensation plans approved by security holders (2)	155,875	$10.68	35,422
Equity compensation plans not approved by security holders	—	$—	—

Total	155,875	$10.68	35,422

(1)	Includes 18,797 shares available for issuance under Mountain Bank’s employee stock purchase plan as of December 31, 2006.
(2)	The material terms of the equity compensation plans are described in footnote 10 to Mountain Bank’s Audited Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

Mountain Bank is a Washington corporation formed in 1993 primarily to hold all the common stock of Mt. Rainier National Bank, a national banking association organized under the laws of the United States.

Mountain Bank focuses on establishing and maintaining long-term relationships with customers, and is committed to serving the financial service needs of the communities in its market area. Mountain Bank’s primary market area includes Pierce and south King Counties. Mountain Bank attracts retail deposits from the general public and uses those deposits, together with other borrowed funds, to originate and purchase residential and commercial mortgage loans, to make consumer loans, and to provide financing for agricultural and other commercial business purposes.

Mountain Bank’s basic mission is to maintain and enhance core earnings while serving its primary market area. Thus, the board of directors has adopted a business strategy designed to (i) maintain Mountain Bank’s tangible capital in excess of regulatory requirements, (ii) maintain the quality of Mountain Bank’s assets, (iii) control operating expenses, (iv) maintain and, as possible, increase Mountain Bank’s interest rate spread, and (v) manage Mountain Bank’s exposure to changes in interest rates.

Financial Information Regarding Segment Reporting

Mountain Bank currently operates its business in three reportable segments: Community Banking, Mt. Rainier Mortgage and Other. Please refer to Note 22 of Mountain Bank’s consolidated financial statements for financial information.

Corporate Developments in Fiscal 2006

On March 1, 2006, Mountain Bank paid a cash dividend of $.18 per share to shareholders of record on February 1, 2006. The total amount of the dividend was $414,000.

In October 2006, Mt. Rainier National Bank began construction of a full-service facility on the property located at 33515 Ninth Avenue, S., Federal Way, Washington.

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for Mountain Bank and Mt. Rainier National Bank for the years ended December 31, 2006, 2005 and 2004, and for the three months ended March 31, 2007.

This discussion and analysis is intended to complement the audited consolidated financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction with them. This discussion and analysis will focus on the following major areas: Financial Condition, Operating Results, Capital Requirements, Liquidity Resources, Asset Liability Management and Asset Quality.

Critical Accounting Policy

Mountain Bank maintains a reserve to absorb probable loan losses inherent in the portfolio. The reserve is maintained at a level that Mountain Bank considers to be adequate and is based on ongoing quarterly assessments and evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the reserve. Provisions for credit losses are based on Mountain Bank’s review of the historical credit loss experience and such factors that, in management’s judgment, deserve consideration under existing economic conditions in estimating probable credit losses. In determining the appropriate level of reserves, Mountain Bank estimates losses using a range derived from “low” and “high” estimates. Mountain

Bank’s methodology for assessing the appropriate reserve level consists of several key elements. Mountain Bank’s strategy for credit risk management includes a combination of conservative exposure limits significantly below legal lending limits and conservative underwriting, documentation and collections standards. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit examinations and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Loans subject to individual evaluation generally consist of commercial, commercial real estate and agricultural loans mainly because of their size and complexity. These loans are analyzed and assigned to risk categories according to Mountain Bank’s internal risk rating system. Loans with a greater risk of loss are identified and placed on the “watch list” for regular management review. Those loans judged to reflect the highest risk profiles are individually evaluated for the impairment of repayment potential and collateral adequacy, and in conjunction with current economic conditions and loss experience, allowances are estimated. The review of individual loans includes those loans that are impaired as provided in SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Any reserves for an impaired loan are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or fair value of the underlying collateral.

Other loans identified on Mountain Bank’s “watch list” but not judged to be individually impaired from a repayment or collateral adequacy perspective are aggregated and reserves are recorded using models that track historical loan losses by loan type. In the case of other more homogeneous loan portfolios, including auto loans, residential mortgages, home equity loans and credit card loans, the determination of the allocated reserve is computed on a pooled basis. For these loan pools, historical loss ratios by loan type, current loss and past-due experience, and management’s judgment of recent and forecast economic effects on portfolio performance are factors utilized to determine the appropriate reserve amounts. Also, examination results from bank regulatory agencies and Mountain Bank’s internal credit examinations are considered.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Mountain Bank’s primary market areas for lending are south King County and Pierce County. When evaluating the adequacy of reserves, consideration is given to this regional geographic concentration and the closely associated effect that changing economic conditions have on Mountain Bank’s customers.

Mountain Bank has not substantively changed any aspect to its overall approach in the determination of the reserve for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period reserve for loan losses.

Comparison of Financial Condition at March 31, 2007 and December 31, 2006

Total assets increased $5.8 million in the first three months of 2007, due primarily to an increase in total loans of $5.0 million, an increase in interest bearing deposits of $5.7 million and an increase of $3.9 million in federal funds sold. The growth in loans, interest bearing deposits and federal funds sold was funded by maturing securities totaling $7.5 million, deposit growth of $5.2 million and a decrease in cash and due from banks of $2.5 million.

The following table presents the composition and carrying value of Mountain Bank’s investment portfolio at March 31, 2007 and December 31, 2006, and the dollar and percentage changes of each investment category. The decrease in the portfolio was attributed to maturities and principal repayments on the mortgage backed securities and U.S. Treasury securities. The funds were deployed into loans, interest bearing deposits and federal funds sold.

	March 31, 2007	December 31, 2006	Dollar Change	Percentage Change
	(in thousands)
US Treasury securities	$1,976	$2,968	$(992)	-33.42%
US Government agency securities	12,310	18,246	(5,936)	-32.53%
Mortgage backed securities	10,512	11,095	(583)	-5.25%
Obligations of states and political subdivisions	3,246	3,272	(26)	-0.79%
Bankers Bank Stock	60	60	—	0.00%

Total	$28,104	$35,641	$(7,537)	-21.15%

Loans: Gross loans receivable, including loans held for sale, at March 31, 2007, increased by $5.9 million or 3.6% to $172.7 million compared to $166.8 million at December 31, 2006. Commercial Real Estate, Construction and Commercial Business loans dominated the growth while Consumer loans marginally declined.

The following table sets forth the composition of Mountain Bank’s loan portfolio (including loans held for sale) by type of loan:

	March 31, 2007		December 31, 2006
	Total Loans	Percent of Total Loans	Total Loans	Percent of Total Loans
	(dollars in thousands)
Commercial and Agricultural	$30,378	17.59%	$29,591	17.74%
Real Estate:
Residential Real Estate	17,258	9.99%	17,305	10.38%
Commercial Real Estate	93,891	54.36%	91,991	55.15%
Construction	27,228	15.76%	23,999	14.39%
Consumer	4,327	2.50%	4,262	2.56%
Total gross loans	$173,082	100.20%	$167,148	100.22%
Net deferred loan fees	(352)	-0.20%	(361)	-0.22%
Total net loans	$172,730	100.00%	$166,787	100.00%

Non-Performing Assets: The following table sets forth information with respect to Mountain Bank’s non-performing assets at the dates indicated:

	March 31, 2007			December 31, 2006
	Accruing Loans 90 Days or More Past Due	Non- accrual	Restructured	Accruing Loans 90 Days or More Past Due	Non- accrual	Restructured
	(in thousands)			(in thousands)
Commercial and Agricultural	$0	$0	$0	$0	$0	$0
Real Estate	0	0	0	0	0	0
Consumer	0	0	0	0	0	0

Total	$0	$0	$0	$0	$0	$0

Mountain Bank had no loans 90 days past due still accruing interest at March 31, 2007, or December 31, 2006.

Activity in the Allowance for Credit Losses: Activity in the allowance for credit losses in the three months ended March 31, 2007 and 2006 is as follows:

	2007	2006
	(dollars in thousands)
Balance beginning of period	$1,846	$1,569
Provision for credit losses	69	69
Loans charged off	4	0
Recoveries on loans previously charged off	0	0

Net chargeoffs	4	0

Balance at end of period	$1,911	$1,638

Allowance to total loans	1.11%	1.20%

Premises and Equipment: Mountain Bank has started construction of a 4,200 square foot full service branch on the site purchased in Federal Way, Washington. The loan production office currently in Federal Way will be relocated to the new branch. Approximate cost of the facility will be $1,550,000.

Deposits: Deposits increased $5.2 million at March 31, 2007, to a total of $209.5 million from $204.3 million at December 31, 2006. Interest bearing deposits contributed $5.6 million to the increase and demand deposit accounts decreased slightly at $0.5 million from year-end. The increase in interest bearing deposits was attributed to an increase in interest rates and the marketing efforts at the various branches.

The following table sets forth the balance of deposits in the various types of accounts offered by Mt. Rainier National Bank at the dates indicated:

	March 31, 2007			December 31, 2006
	Amounts	$ Amount of Change	% of Change	Amounts
	(dollars in thousands)
Non-interest bearing demand	$33,471	$(455)	-1.34%	$33,926
Interest-bearing demand	54,452	(1,312)	-2.35%	55,764
Savings	18,108	975	5.69%	17,133
Certificates of deposit	49,981	2,742	5.80%	47,239
Certificates of deposit over $100,000	53,477	3,243	6.46%	50,234

Total	$209,489	$5,193	$2.54%	$204,296

Shareholders Equity: Mountain Bank paid a cash dividend in the amount of $.20 per share to shareholders of record on February 1, 2007. The total amount of the dividend was $464,000.

Comparison of Operating Results for the Three Months Ended March 31, 2007 and 2006

Net Income: Net income for the three months ended March 31, 2007, was $627,000 or $.26 per share for diluted shares and $.27 for basic shares compared to $549,000 or $.23 per share for diluted shares and $.24 for basic shares for the three months ended March 31, 2006. The higher earnings for the current quarter were primarily a result of the increased volume in loans.

Net Interest Income: Net interest income increased $344,000 to $2,587,000 for the quarter ended March 31, 2007, compared to $2,243,000 for the same period in 2006. The increase was attributed primarily to the increased volume in loans from 2006 compared to 2007. The cost of funds is also increasing due to higher deposit account rates and volumes.

Provision for Credit Losses: The provision for credit losses was $69,000 for the quarter ending March 31, 2007 and March 31, 2006. The bank maintains an allowance for credit losses associated with the loan portfolio including all binding commitments to lend. Mountain Bank management determines an adequate allowance through its ongoing quarterly loan quality assessments. It assesses the estimated credit losses inherent in the loan portfolio by considering a number of elements including its risk rating of the loan portfolio; levels and trends in delinquencies and non-accruals; national and economic trends; specific industry conditions such as residential and commercial construction; concentrations of credit in specific industries; bank regulatory examination results along with management’s own credit examinations; and recent loss experience in the portfolio. Based on its analysis, management deemed the allowance for credit losses of $1.9 million at March 31, 2007 (1.11% of outstanding loans) adequate to provide for probable losses. The allowance for credit losses was $1.8 million (1.11% of outstanding loans) at December 31, 2006.

Non-interest Income: Total non-interest income increased $24,000 to $378,000 for the three months ended March 31, 2007, from $354,000 for the three months ended March 31, 2006, due to a $12,000 increase in income from mortgage loan sales, a $7,000 increase in service charge income and an increase of $10,000 in miscellaneous other income. These increases were offset by a decrease in gains on sale of equipment.

Non-interest Expense: Total non-interest expense increased $240,000 to $1,972,000 for the three months ended March 31, 2007, from $1,732,000 at March 31, 2006. Occupancy expense contributed $21,000 of the increase and other expense increased $111,000. Salaries and employee benefits increased by $133,000. The increase in salaries and benefits for the three month period was attributed to the addition of two full time equivalent positions. Data processing expense decreased by $25,000 to offset the other expense increases. Non-interest expense includes $62,500 before tax expense in connection with the impending merger. Additional expenses of approximately $900,000 will be incurred.

Liquidity and Capital Resources: Mountain Bank’s primary sources of funds are customer deposits, proceeds from principal and interest payments on loans and mortgage-backed securities, and proceeds from the sale of loans and maturing securities. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

An analysis of liquidity should include a review of the changes that appear in the consolidated condensed statement of cash flows for the three months ended March 31, 2007. The statement of cash flows includes operating, investing and financing categories. Operating activities include net income, which is adjusted for non-cash items, and increases or decreases in cash due to certain changes in assets and liabilities. Investing activities consist primarily of proceeds from maturities and sales of securities, purchase of securities, and the net change in loans. Financing activities present the cash flows associated with the bank’s deposit accounts, other borrowings, and sale of common stock.

Mountain Bank’s consolidated total of cash and due from banks, interest bearing deposits and federal funds sold increased by $7.1 million from December 31, 2006.

Mt. Rainier National Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds for loan originations and deposit withdrawals, to satisfy other financial commitments and to take advantage of investment opportunities. Mt. Rainier National Bank generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At March 31, 2007, the bank’s liquidity ratio including borrowing lines was 15.8%. The bank maintains borrowing lines at the Federal Home Loan Bank of Seattle and other correspondents with available advances up to $71 million. As of March 31, 2007, there were no advances on these lines of credit.

Liquidity management is both a short and long-term responsibility of Mt. Rainier National Bank’s management. The bank adjusts its investments in liquid assets based upon management’s assessment of (a)

expected loan demand, (b) expected deposit flows, and (c) yields available on interest-bearing deposits. Excess liquidity is invested generally in interest bearing overnight deposits and other short-term investments. If the bank requires funds beyond its ability to generate them internally, it has the borrowing capacity at the FHLB and other correspondent banks.

The bank’s primary investing activity is the origination of real estate, commercial, and consumer loans. At March 31, 2007, the bank had loan commitments and undisbursed loans in process totaling $28.6 million. The bank anticipates that it will have sufficient funds available to meet current loan commitments. Certificates of deposit that are scheduled to mature in less than one year from March 31, 2007 totaled $94.6 million. Historically, the bank has been able to retain a significant amount of its certificates of deposit as they mature.

Federally insured national banks are required to maintain minimum levels of regulatory capital. Under current regulation, nationally chartered banks generally must maintain (a) a ratio of Tier 1 leverage capital of 4%, (b) a Tier 1 capital to risk weighted assets of at least 4% and (c) a ratio of total capital to risk weighted assets of at least 8%. At March 31, 2007, the Mt. Rainier National Bank was considered well capitalized under the regulatory capital requirements.

The following table compares Mountain Bank’s regulatory capital ratios as of March 31, 2007 and December 31, 2006.

	Adequately Capitalized Standards	March 31, 2007	December 31, 2006
Tier 1 Leverage Ratio	4%	9.94%	10.62%
Tier 1 Risk Based Capital Ratio	4%	12.21%	12.36%
Total Risk Based Capital Ratio	8%	13.23%	13.37%

Key Financial Ratios: The following table represents key financial ratios as of March 31, 2007, December 31, 2006 and March 31, 2006:

	March 31, 2007	December 31, 2006	March 31, 2006
	(dollars in thousands)
Performance Ratios:
Return on average assets	1.10%	1.02%	1.14%
Return on average equity	11.40%	10.32%	11.14%
Net interest margin	4.91%	4.88%	5.07%
Efficiency ratio	66.19%	68.35%	66.36%

Asset Quality Ratios:
Non-performing loans	$—	$—	$31
Real Estate Owned	$—	$—	$—
Total non-performing assets	$—	$—	$31
Total non-performing assets to total assets	0.00%	0.00%	0.02%
Allowance for credit losses to non-performing assets	0%	0%	0%

Asset Balance Sheet:
Average Total Loans	169,913	$148,410	$127,333
Average Total Interest Earning Assets	213,692	$195,949	$179,494
Average Total Assets	230,367	$212,968	$196,144
Average Total Interest Bearing Deposits	171,659	$146,641	$141,161
Average Shareholder’s Equity	22,317	$21,047	$20,004

Comparison of Financial Condition at December 31, 2006, 2005 and 2004

	December 31,
	2006	Amount of Change	Percent of Change	2005	Amount of Change	Percent of Change	2004
	(dollars in thousands)
Cash and deposits in other banks	$9,374	$2,000	27.12%	$7,374	$(1,175)	-13.74%	$8,549
Federal funds sold	5,292	1,645	45.11%	3,647	$3,647	100.00%	—
Investments:
U.S. Treasury	2,968	(1,008)	-25.35%	3,976	889	28.80%	3,087
U.S. government and agency securities	18,246	(7,234)	-28.39%	25,480	8,738	52.19%	16,742
Mortgage-backed securities	11,095	(3,142)	-22.07%	14,237	(792)	-5.27%	15,029
Corporate, municipal and equity securities	3,332	452	15.69%	2,880	236	8.93%	2,644
Loans:
Loans held for sale	356	(1,434)	-80.11%	1,790	1,261	238.37%	529
Commercial and agriculture	29,591	5,566	23.17%	24,025	(2,893)	-10.75%	26,918
Real estate	132,939	38,770	41.17%	94,169	6,092	6.92%	88,077
Consumer	4,262	(113)	-2.58%	4,375	(1,033)	-19.10%	5,408
Net deferred loan fees	(361)	(227)	169.40%	(134)	(134)	100.00%	—
Provision for credit losses	(1,846)	(277)	17.65%	(1,569)	(193)	14.03%	(1,376)
Premises and equipment	7,088	(487)	-6.43%	7,575	1,381	22.30%	6,194
Other assets	7,574	875	13.06%	6,699	855	14.63%	5,844

Total assets	$229,910	$35,386	18.19%	$194,524	$16,879	9.50%	$177,645

Deposits:
Non-interest bearing deposits	$33,926	$628	1.89%	$33,298	$4,314	14.88%	$28,984
Interest bearing deposits	170,370	31,855	23.00%	138,515	9,899	7.70%	128,616
Other liabilities	3,331	919	38.10%	2,412	936	63.41%	1,476
Shareholders’ equity	22,283	1,984	9.77%	20,299	1,730	9.32%	18,569

Total liabilities and shareholders’ equity	$229,910	$35,386	18.19%	$194,524	$16,879	9.50%	$177,645

Total Assets. The increase in total assets in 2006 was attributed to an increase in cash, deposits in banks and federal funds sold of $3,645,000 and an increase in net loans receivable of $42,285,000, which was funded with maturing securities and an increase in total deposits of $32,483,000. The increase in total assets in 2005 was due primarily to an increase in securities available for sale of $9,071,000, an increase in cash, deposits in banks and federal funds sold of $2,472,000 and an increase in net loans receivable of $3,100,000, which was funded primarily by an increase in total deposits of $14,213,000 from current and new banking customers.

Cash and Deposits in Other Banks. The increase of $2,000,000 in 2006 was attributed to maturing securities and an increase in total deposits. The increase in 2005 of $2,472,000 was funded by an increase in total deposits.

Investment Portfolio. The decrease in the investment portfolio in 2006 was attributed to maturities that were used to fund loan growth that provides a higher yield. In 2005, securities available for sale increased by $9,071,000. Of the increase, $8,738,000 was invested in U.S. government-sponsored agencies. Corporate maturities were redeployed into municipal securities.

Loans Receivable and Loans Held for Sale, Net of Allowance for Credit Losses. In 2006, loans increased $42,285,000. Though loan totals in all major lending areas improved, growth was primarily attributed to increases in demand for commercial and other real estate loans along with commercial business loans. Loan demand and growth rebounded in 2006 and was especially robust for the bank’s Maple Valley, Federal Way, Auburn and Enumclaw branches.

In 2005, loans increased by $3,427,000. The increase in loans was primarily due to growth in residential, construction and land development and commercial loans. The bank’s Maple Valley, Sumner, Federal Way and Buckley branches contributed the largest increases. Commercial real estate loans and residential construction loans dominated growth. Overall, loan volume diminished in 2005 as demand for refinancing and purchasing of commercial income properties declined.

Deposits. In 2006, interest bearing deposits increased $31,855,000 and non-interest bearing deposits increased $628,000. The Federal Reserve rate increases in 2006 moved deposit rates upward, which helped spur interest bearing deposit growth. The bank promoted certificate of deposit programs throughout the year in an effort to increase deposits. As illustrated in the above table, interest bearing deposits increased $9,899,000 and non-interest bearing increased $4,314,000 in 2005. The Buckley location increased deposits by $3,000,000, and the Black Diamond branch increased by approximately $5,800,000. The bank opened more than 3,000 accounts each year, from existing and new customers, which contributed to the deposit growth.

Shareholders’ Equity. Total shareholders’ equity of $22,283,000 increased $1,984,000. The increase was attributed to net income of $2,172,000, an increase in other comprehensive income of $115,000, the exercise of stock options and the purchase of stock under the employee stock purchase plan totaling $51,000, SFAS 123(R) stock option compensation expense offset of $60,000 and offset by the dividend payment of $414,000. In 2005, total shareholders’ equity increased by $1,730,000 to a total of $20,299,000. The increase reflected net income of $2,087,000 and the exercise of stock options, offset by the payment of dividends and a decrease in other comprehensive income.

COMPARISON OF OPERATING RESULTS FOR YEARS ENDED

DECEMBER 31, 2006, 2005 AND 2004

	December 31,
	2006	Amount of Change	Percent of Change	2005	Amount of Change	Percent of Change	2004
	(dollars in thousands)
Net interest income	$9,562	$1,149	13.66%	$8,413	$941	12.59%	$7,472
Provision for credit losses	276	77	38.69%	199	(77)	-27.90%	276
Net interest income after provision for credit losses	9,286	1,072	13.05%	8,214	1,018	14.15%	7,196

Non-interest income:
Service charges	492	(70)	-12.46%	562	(19)	-3.27%	581
Gains on mortgage loans sold	412	(73)	-15.05%	485	234	93.23%	251
Gains on sales of securities available for sale, net	—	—	0.00%	—	(14)	-100.00%	14
Gains on sales of premises and equipment	137	137	100.00%	—	—	0.00%	—
Income on bank-owned life insurance	164	13	8.61%	151	(2)	-1.31%	153
Other	271	(90)	-24.93%	361	115	46.75%	246

Non-interest expense:
Salaries and employee benefits	4,839	687	16.55%	4,152	122	3.03%	4,030
Occupancy and equipment expense	1,027	130	14.49%	897	(4)	-0.44%	901
Other expense	1,719	63	3.80%	1,656	189	12.88%	1,467

Income before taxes	3,177	109	3.55%	3,068	1,025	50.17%	2,043

Income taxes	1,005	24	2.45%	981	356	56.96%	625

Net income	$2,172	$85	4.07%	$2,087	$669	47.18%	$1,418

Net Income. Net income for 2006 was $2,172,000 or $.91 per diluted share ($.94 per basic share). This reflected an increase of $85,000 or 4.07%. The increase was attributed to net interest income offset by non-interest expense. Net income for 2005 was $2,087,000 or $.88 per diluted share ($.91 per basic share), compared to $1,418,000 or $.62 per diluted share ($.64 per basic share) in 2004. This reflected an increase of $47.2% over 2004. The higher income was attributed to the increase in the bank’s net interest margin from 4.8% in 2004 to 4.9% in 2005, and an increase in gains on mortgage loans sold.

Net Interest Income. Net interest income increased $1,149,000 primarily due to an increase in the yield on earning assets by .9%. Net interest margin decreased slightly, by .02%. Loans increased at a higher rate than deposits, increasing the loan-to-deposit ratio from 72% at year-end 2005 to 82% at year-end 2006. In 2005, average-earning assets increased to $171,636,000 from $157,462,000, which represented a 9.00% increase, and the yield on average earning assets increased from 6.0% to 6.3% or 30 basis points. Based on the bank’s asset liability model, is asset-sensitive, which means that Mountain Bank’s assets re-price faster than its liabilities. In periods of rising interest rates, such as Mountain Bank has experienced in 2005, Mountain Bank’s net interest margin increases until Mountain Bank re-prices its liabilities. Average interest bearing liabilities increased only $8,054,000 or 6.51%, with the yield on interest bearing liabilities increasing from 1.6% to 1.9%. Mt. Rainier National Bank’s net interest margin increased from 4.8% in 2004 to 4.9% in 2005.

Provision for Credit Losses. For the years ended December 31, 2006, 2005 and 2004, net charge-offs/(recoveries) were $(1,000), $6,000 and $1,000, respectively. The provision for credit losses is determined by management based on the factors and processes described above under “Business—Credit Risk Management and Allowance for Credit Losses.” The total allowance for credit losses increased $277,000 to $1,846,000 at December 31, 2006, from $1,569,000 at December 31, 2005. The increased level of allowance for credit losses was primarily due to the growth in the loan portfolio and changes in the local economic expectations.

Non-Interest Income. In 2006, non-interest income decreased $83,000. Service charges were down by $70,000, and gains on mortgage loans sold decreased $73,000. The rise in interest rates on mortgage loans slowed the refinance demand, which accounted for a substantial portion of the loans in 2005. Non-interest income for 2005 increased by $314,000 to $1,559,000 from $1,245,000. The gain on mortgage loans sold accounted for $234,000 of the increase. In 2005, Mt. Rainier National Bank sold the credit card portfolio for a gain of $66,000 that also accounted for a portion of the increase.

Non-Interest Expense. In 2006, non-interest expense increased $880,000. Salaries and employee benefits accounted for $687,000 of the increase. The increase was attributed primarily to an increase of two full-time-equivalent positions, an increase in the incentive bonus plans of $204,000, an increase in benefit plans of $130,000, a decrease in deferred employee costs of $84,000 and the addition of SFAS 123 (R) stock option expense totaling $60,000. Occupancy and equipment expense increased by $130,000 related to the relocation of the Auburn branch to a larger facility. Other expense increased only slightly at $63,000. In 2005, salary and benefit increases were primarily due to the addition of three full-time-equivalent staff positions, an increase in commissions on mortgage loans and an increase in employee benefit costs, offset by the deferral of compensation expense with regard to FAS 91.

	2006		2005		2004
	Amount	% of Average Assets	Amount	% of Average Assets	Amount	% of Average Assets
	(dollars in thousands)
Salaries and employee benefits	$4,839	2.27%	$4,152	2.24%	$4,030	2.39%
Occupancy expenses	458	0.22%	414	0.22%	373	0.22%
Furniture and equipment	569	0.27%	483	0.26%	528	0.31%
Advertising	45	0.02%	55	0.03%	42	0.02%
Professional fees	108	0.05%	118	0.06%	35	0.02%
Business and occupation taxes	166	0.08%	147	0.08%	122	0.07%
Customer check expense	32	0.02%	32	0.02%	37	0.02%
Data processing expense	424	0.20%	434	0.23%	416	0.25%
Director fees	131	0.06%	125	0.07%	119	0.07%
FDIC assessment	21	0.01%	21	0.01%	21	0.01%
OCC assessment	52	0.02%	64	0.03%	58	0.03%
Office and stationery expense	119	0.06%	110	0.06%	90	0.05%
Postage	43	0.02%	41	0.02%	46	0.03%
Telephone	105	0.05%	101	0.05%	92	0.05%
Other	473	0.22%	408	0.22%	389	0.23%
Total	$7,585	3.56%	$6,705	3.61%	$6,398	3.79%

Provision for Income Taxes. The provision for income taxes increased in 2006 from 2005, primarily as a result of increased taxable income. The effective tax rate was 31.6% for 2006, compared to 31.98% in 2005 and 30.59% in 2004. Income from Mountain Bank’s life insurance policies is the primary reason the effective tax rate is lower than the statutory rate.

Capital Adequacy

Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Mountain Bank’s objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

The FRB has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities, such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common shareholders’ equity less goodwill, and Tier II capital, which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance-sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990, regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

At December 31, 2006, Mt. Rainier National Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

The Federal Deposit Insurance Corporation Improvement Act of 1992 established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings.

Mountain Bank’s equity was $22,283,000 at year-end 2006 compared to $20,299,000 at year-end 2005. The increase of $1,984,000 was attributed to net income of $2,172,000, the exercise of stock options and the purchase of stock through the employee stock purchase plan totaling $51,000, SFAS 123(R) stock option compensation expense offset of $60,000 and an increase in other comprehensive income of $115,000, less the dividend payment of $414,000. Mountain Bank’s equity capital was $20,299,000 at year-end 2005 compared to $18,568,000 at year-end 2004. The increase of $1,731,000 was attributed to the exercise of stock options, net income of $2,087,000, less the payment of cash dividends in the amount of $341,000 and a decrease in other comprehensive income.

At December 31, 2006, Mountain Bank’s Tier I Capital to Average Assets was 10.62%, Tier I Capital to Risk Weighted Assets was 12.36% and Total Capital to Risk Weighted Assets was 13.37%. See Note 14 to Mountain Bank’s Consolidated Financial Statements contained in this document for a table that shows the requirements for being considered “well capitalized” under such guidelines.

At December 31, 2005, Mountain Bank’s Tier I Capital to Average Assets was 10.71%, Tier I Capital to Risk Weighted Assets was 14.70% and Total Capital to Risk Weighted Assets was 15.81%. See Note 14 to Mountain Bank’s Consolidated Financial Statements contained in this document for a table that shows the requirements for being considered “well capitalized” under such guidelines.

It has been the practice of Mountain Bank to fund its growth and expansion through periodic stock offerings. Since its inception in 1993, Mountain Bank has had seven stock offerings. The most recent offering commenced in April 2004, pursuant to a prospectus dated April 1, 2004, in which Mountain Bank offered and sold 60,000 shares at $15 per share.

Liquidity Resources

Liquidity. The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Mt. Rainier National Bank’s liquidity, represented by cash and cash due from banks, federal funds sold and interest-bearing deposits in other banks, is a result of its operating, investing and financing activities. In order to ensure that funds are available at all times, Mt. Rainier National Bank devotes resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so that funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets that are generally matched to correspond to the maturity of liabilities. Mt. Rainier National Bank has borrowing lines at three correspondent banks in the aggregate amount of $20,000,000 and a borrowing line at Federal Home Loan Bank of Seattle in the approximate amount of $55,870,000 for a total available of $75,870,000 for short-term funding.

Although Mt. Rainier National Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither Mountain Bank nor Mt. Rainier National Bank is subject to any specific liquidity requirements imposed by regulatory orders. Mt. Rainier National Bank is subject to general FDIC guidelines that do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands that are reasonably likely to result in liquidity’s increasing or decreasing in any material manner.

The bank’s primary investing activity is the origination of real estate, commercial and consumer loans. During the years ended December 31, 2006, 2005 and 2004, the bank originated $132 million, $88 million and $104.9 million in loans, respectively. At December 31, 2006, the bank had outstanding loan commitments of $29 million and outstanding letters of credit of $317,000. The bank anticipates that it will have sufficient funds available to meet current loan commitments.

The volume of mortgage loans sold also impacts the bank’s liquidity. During the years ended December 31, 2006, 2005 and 2004, the bank sold $36.2 million, $44.4 million, and $22.4 million of residential mortgage loans. The fluctuation in loan sales is due in large part to the fluctuation of mortgage interest rates.

The bank’s liquidity has been impacted by increases in deposit levels. During the years ended December 31, 2006, 2005 and 2004, deposits increased by $32.5 million, $14.2 million and $18.8 million.

Investment securities and interest bearing deposits, which include federal funds sold, decreased to $43.6 million at December 31, 2006, from $53.8 million at December 31, 2005.

Impact of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this proxy statement/prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America that require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Mountain Bank is reflected in increased operating costs. Unlike those of most industrial companies, virtually all of Mountain Bank’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Mountain Bank’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific period and the amount of interest-bearing liabilities maturing or re-pricing within that period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities. A gap is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap, as Mountain Bank has recently experienced, would tend to adversely affect net interest income, at least in the short term.

The asset/liability committee, which consists of Mt. Rainier National Bank’s Chief Executive Officer, the Senior Vice President/Cashier, the Credit Administrator and other officers, is charged with monitoring the liquidity and funds position of Mt. Rainier National Bank. The committee regularly reviews:

•	Information on current economic conditions and the outlook for interest rates;

•	The asset/liability position of Mt. Rainier National Bank;

•	Mt. Rainier National Bank’s current and projected liquidity position;

•	Maturity/average life of the portfolio as a whole;

•	Composition of the portfolio; and

•	The tax position of Mountain Bank

Mt. Rainier National Bank uses the “ALX” asset liability management model, a proprietary system. At December 31, 2006, Mountain Bank had a negative cumulative re-pricing gap within one year of approximately $75,177,000, or approximately 38.37% of total average earning assets. This negative re-pricing gap indicates that Mountain Bank’s future earnings may be materially adversely impacted by a rise in market interest rates, and such an impact would primarily be felt in the 12-month period after such a rise in rates.

The following table represents interest sensitivity profiles for Mt. Rainier National Bank as of December 31, 2006. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. “Interest-sensitive gap” is the difference between total earning assets and total interest-bearing liabilities re-pricing in any given period.

	Total Within One Year	One Year to Five Years	Over Five Years
	(in thousands)
Rate-Sensitive Assets:

Loans	$60,463	$90,570	$16,115
Investments (amortized cost)	16,905	16,141	2,535
Interest-bearing deposits and federal funds sold	7,126	—	—

TOTAL	$84,494	$106,711	$18,650

Rate-Sensitive Liabilities:

Savings, NOW and interest checking	72,897
Time deposits	86,773	10,700	—

TOTAL	$159,670	$10,700	$0

Interest Sensitive Gap	$(75,176)	$96,011	$18,650

Cumulative gap	$(75,176)	$20,835	$39,485
Cumulative gap as a % of Average Earning Assets	-38.37%	10.63%	20.15%

Currently, Mt. Rainier National Bank’s interest sensitivity gap is negative within one year. Assuming that general market interest rate changes affected the re-pricing of assets and liabilities in equal magnitudes, this indicates that the effect of rising interest rates on Mountain Bank would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin. The bank’s asset liability model assumes assets and liabilities re-price at different times; therefore, the net interest margin change could vary from these scenarios as evidenced in the chart below.

Based on the “ALX” asset liability model as of December 31, 2006, Mt. Rainier National Bank’s sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the federal funds rate are as follows:

Increase in Interest Rates	Net Interest Margin Change		Decrease in Interest Rates	Net Interest Margin Change
+1.00%	+$	140,000	-1.00%	-$	454,000
+2.00%	+$	279,000	-2.00%	-$	227,000

Rate increases will generally increase Mountain Bank’s equity, while rate decreases will generally reduce equity.

Asset Quality

Non-performing assets include accruing loans past due 90 days or more, non-accrual loans, loans that have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtor’s financial difficulties, potential problem loans and loan concentrations, and foreclosed real estate.

Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table summarizes the bank’s non-accrual, past due, foreclosed real estate and restructured assets for the years ended December 31:

	2006	2005
	(in thousands)
Loans accounted for on a Non-accrual basis
Commercial	$0	$0
Consumer	$0	$20
Accruing loans that are past due 90 days or more
Commercial	$0	$0
Real estate	$0	$0
Consumer	$0	$0
Foreclosed real estate	$0	$0

Non-accrual loans as a percentage of net loans before the allowance for credit losses was 0% at year-end 2006 and .2% at year-end 2005. Non-performing loans as a percentage of the allowance for credit losses was 0% at year-end 2006 and 1.3% at year-end 2005, which is a measure of Mt. Rainier National Bank’s ability to cover problem assets with existing reserves.

Mountain Bank had no material restructured loans in 2006 or 2005. The asset quality of Mountain Bank continues to be good, which is a result of good underwriting standards coupled with aggressive collection efforts and a stable local economy.

There are certain amounts of interest that have not been accrued and certain amounts that have been collected on the above loans and included in income, which are indicated in the table below:

	2006	2005	2004
	(in thousands)
Total interest income that would have been recorded during the period under original terms of loans on non-accrual	$3	$2	$1
Interest income included in net income for the period	$0	$0	$1

There were no commitments for additional funds related to loans above.

The provision for losses on loans was $276,000 for 2006, which is an increase of $77,000 over the provision of $199,000 for 2005. The provision for credit losses is based on ongoing, quarterly analyses of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix.

Impact of New Accounting Standards

Statements of Financial Accounting Standards

SFAS No. 123, “Share-Based Payment (Revised 2004).” SFAS 123(R) establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123(R) eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. Mountain Bank adopted the provisions of SFAS 123(R) on January 1, 2006. Details related to the adoption of SFAS 123(R) and the impact to Mountain Bank’s financial statements are more fully discussed in Note 10—Stock Option Plans beginning on page F-31 of this proxy statement/prospectus.

SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20, “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006, did not significantly impact Mountain Bank’s financial statements.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140.” SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 was effective for Mountain Bank on January 1, 2007, and did not significantly impact Mountain Bank’s financial statements.

SFAS No. 156, “Accounting for Servicing of Financial Assets—An Amendment of FASB Statement No. 140.” SFAS 156 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125,” by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS 156 was effective for Mountain Bank on January 1, 2007, and did not significantly impact Mountain Bank’s financial statements.

SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for Mountain Bank on January 1, 2008, and is not expected to have a significant impact on Mountain Bank’s financial statements.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit postretirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other postretirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. Mountain Bank has no defined benefit plans as of December 31, 2006.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1, which were adopted in 2003. The adoption of FSP 115-1 on January 1, 2006, did not significantly impact Mountain Bank’s financial statements.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109.” Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 was effective for Mountain Bank on January 1, 2007, and did not significantly impact Mountain Bank’s financial statements.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. Thus, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from prior purchase accounting practice whereby the acquiree’s allowance for loan losses was typically added to the acquirer’s allowance for loan losses. The adoption of SOP 03-3 on January 1, 2005, did not have a material impact on Mountain Bank’s financial statements.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior-year uncorrected errors must be considered in quantifying misstatements in the current-year financial statements. The effects of prior-year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior-period errors in the current period that result in a material misstatement of the current-period income statement amounts. Adjustments to current- or prior-period financial statements would be required if, after application of various approaches for assessing materiality of a misstatement in current-period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by Mountain Bank after November 15, 2006.

Mortgage Banking Activities

Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Any impairment charge or recovery is reported in a valuation allowance by charges or credits to income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Because some loans may not be repaid in full, an allowance for credit losses is recorded. An allowance for credit losses is a valuation allowance for probable incurred credit losses. The allowance for credit losses is increased by a provision for credit losses charged to expense and decreased by charge-offs (net of recoveries). The allowance is based on ongoing, quarterly assessments of the probable and estimable losses inherent in the loan portfolio. Mountain Bank’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types. The allowances are provided based on management’s continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, geographic concentrations, seasoning of the loan portfolio, specific industry conditions, and the duration of the current business cycle. The recovery of the carrying value of loans is susceptible to future market conditions beyond Mountain Bank’s control, which may result in losses or recoveries differing from those provided.

Specific allowances are established in cases in which management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss has been incurred. Impaired loans consist of loans receivable that are not expected to be repaid in accordance with their contractual terms and are measured using the fair value of the collateral. Smaller-balance loans are excluded from this analysis.

Interest income on loans is accrued over the term of the loans based on the principal outstanding. The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Derivative Instruments

Mountain Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. These statements require the bank to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value. As of December 31, 2006 and 2005, the fair value of loan-related commitments was immaterial to the stated value.

Interest Rate Lock Commitments

Commitments to originate loans (interest-rate-lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest-rate-lock commitments are recognized in noninterest income on a quarterly basis. At December 31, 2006 and 2005, the fair value of the interest-rate-lock commitments was immaterial to the stated value.

Contractual Obligations

The following table presents, as of December 31, 2006, Mountain Bank’s significant fixed and determinable contractual obligations, within the categories described below, by payment date or contractual maturity. These contractual obligations are included in the consolidated balance sheets.

Contractual Obligations	Total	Less Than 1 Year	1 to 5 Years	Over 5 Years
	(dollars in thousands)
Long-term debt obligations
Executive retirement	$1,838	$645	$1,193	—
Deferred compensation	$64			$64
Total long-term obligations	$1,902	$645	$1,193	$64

Short-term debt obligations
Securities sold with agreements to repurchase	$516	$516

Total contractual obligations	$2,418	$1,161	$1,193	$64

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

In 2006, Mountain Bank approved a change in independent accountants. The change, however, was not a result of any disagreements with accountants.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Mountain Bank is exposed to interest rate risk through its lending and deposit gathering activities. For a discussion of how this exposure is managed, see “—Asset and Liability Management” above.

Neither Mountain Bank nor Mt. Rainier National Bank maintains a trading account for any class of financial instrument, nor do they engage in hedging activities or purchase high-risk derivative instruments. Moreover, neither Mountain Bank nor Mt. Rainier National Bank is subject to foreign currency exchange rate risk or commodity price risk.

The table below provides information about financial instruments that are sensitive to changes in interest rates as of December 31, 2006. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The data in this table may not be consistent with the amounts in the “Gap Analysis” table, which represents amounts by the re-pricing date or maturity date (whichever occurs sooner).

	By Expected Maturity
	Year Ended December 31,
	2007	2008	2009	2010	2011	After 2011	Total	Fair Value
	(dollars in thousands)
Investment Securities
Amounts maturing:
Fixed rate	$16,511	$7,221	$3,001	$5,215	$1,089	$2,538	$35,575	$35,085
Weighted average interest rate	3.62%	4.06%	4.69%	4.41%	5.00%	3.96%	3.98%
Adjustable rate			$500				$500	$496
Weighted average interest rate			4.00%				4.00%
Totals	$16,511	$7,221	$3,501	$5,215	$1,089	$2,538	$36,075	$35,581
Loans
Amounts maturing:
Fixed rate	$16,174	$14,086	$7,652	$7,344	$9,008	$8,698	$62,962	$62,921
Weighted average interest rate	7.50%	7.47%	7.51%	7.56%	7.52%	6.84%	7.41%
Adjustable rate	$52,085	$9,348	$12,551	$8,777	$20,989	$80	$103,830	$103,830
Weighted average interest rate	8.84%	6.71%	7.03%	7.39%	7.56%	7.79%	8.05%
Totals	$68,259	$23,434	$20,203	$16,121	$29,997	$8,778	$166,792	$166,751
Certificates of Deposit
Amounts maturing:
Fixed rate	$86,773	$4,196	$3,448	$2,437	$619	$—	$97,473	$97,845
Weighted average interest rate	4.87%	4.16%	4.01%	4.38%	4.99%		4.80%

MOUNTAIN BANK SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows as of April 13, 2007, the amount of common stock beneficially owned by (a) each director of Mountain Bank; (b) the executive officers of Mountain Bank; (c) all persons who are beneficial owners of five percent or more of Mountain Bank’s common stock; and (d) all of Mountain Bank’s directors and executive officers as a group. Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are exercisable currently or become exercisable within 60 days. Except as noted below, each holder has sole voting and investment power for all shares as beneficially owned by them. Where beneficial ownership was less than one percent of all outstanding shares, the percentage is not reflected in the table.

Name	Position with Company and Bank*	Number of Shares(1)(2)		Percentage of Shares**
Roy T. Brooks	President and Chief Executive Officer of Mountain Bank; Chairman of Mountain Bank and Mt. Rainier National Bank	85,244	(3)	3.56%

Susan K. Bowen-Hahto	Director	34,865	(4)	1.46%

Sheila M. Brumley	Chief Financial Officer and Corporate Secretary of Mountain Bank; Senior Vice President, Corporate Secretary and Cashier of Mt. Rainier National Bank	24,882	(5)	1.04%

Sterlin E. Franks	Senior Vice President and Credit Administrator of Mt. Rainier National Bank	12,852		* **

Brian W. Gallagher	Director	55,638	(6)	2.32%

Michael K. Jones	Director	71,657	(7)	2.99%

Barry C. Kombol	Vice-Chairman of Mountain Bank; Director of Mt. Rainier National Bank	34,163		1.43%

Steve W. Moergeli	President and Chief Executive Officer of Mt. Rainier National Bank; Director	47,633	(8)	1.99%

John W. Raeder	Director	36,575	(9)	1.53%

J.B. Rupert	Director	11,984	(10)	* **

Garrett S. Van Beek	Director	50,085	(11)	2.09%

Hans R. Zurcher	Director	47,898	(12)	2.00%

Directors and Executive Officers as a Group (12 persons)		513,507		21.44%

*	Directors of Mountain Bank also serve as directors of Mt. Rainier National Bank.
**	Percentage of shares beneficially owned for each individual is calculated as though all stock options allocable to such person that are exercisable within 60 days had been exercised, and such amount added also to total shares outstanding.
***	Represents less than 1% of outstanding shares.
(1)	Shares held directly with sole voting and sole investment power, unless otherwise indicated.
(2)	Share amounts include stock options that are exercisable within 60 days as follows: Mr. Brooks 5,683 shares; Ms. Bowen-Hahto 4,333 shares; Ms. Brumley 3,150 shares; Mr. Franks 7,350 shares; Mr. Gallagher 4,333 shares; Mr. Jones 4,333 shares; Mr. Kombol 4,333 shares; Mr. Moergeli 21,133 shares; Mr. Raeder 3,833 shares; Mr. Rupert 3,533 shares; Mr. Van Beek 4,333 shares; and Mr. Zurcher 4,333 shares.
(3)	Includes 10,377 shares held jointly with Mr. Brooks’ spouse.
(4)	Includes 2,100 shares held by Ms. Bowen-Hahto’s spouse and 1,152 shares held jointly with her spouse.
(5)	Includes 1,680 shares held in trust for the benefit of Ms. Brumley’s children and 252 shares held jointly with her children.
(6)	Includes 8,099 shares held in trust for the benefit of Mr. Gallagher’s children.
(7)	Includes 14,056 shares held by Mr. Jones’ spouse and 5,000 shares held in trust for the benefit of his children.
(8)	Includes 801 shares held by Mr. Moergeli’s spouse.
(9)	Includes 970 shares held by Mr. Raeder’s spouse.
(10)	Includes 3,150 shares held jointly with Mr. Rupert’s spouse.
(11)	Includes 5,760 shares held by Mr. Van Beek’s spouse and 12,432 shares held jointly with Mr. Van Beek’s spouse.
(12)	Includes 2,230 shares held jointly with Mr. Zurcher’s spouse.

DESCRIPTION OF COLUMBIA’S CAPITAL STOCK

Columbia’s authorized capital stock consists of 63,032,681 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. As of the date of this proxy statement/prospectus, Columbia had no shares of preferred stock issued. The Columbia board of directors is authorized, without further shareholder action, to issue preferred shares with such designations, preferences and rights as the Columbia board of directors may determine.

Columbia common stock is listed for trading on The NASDAQ Global Market under the symbol “COLB.”

Columbia’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Columbia common stock has the same relative rights and is identical in all respects to every other share of Columbia common stock. If Columbia is liquidated, the holders of Columbia common stock are entitled to share, on a pro rata basis, Columbia’s remaining assets after provision for liabilities.

For additional information concerning Columbia’s capital stock, see “Comparison of Certain Rights of Holders of Columbia And Mountain Bank Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF COLUMBIA AND MOUNTAIN BANK COMMON STOCK

Washington law and Columbia’s articles of incorporation and bylaws govern the rights of Columbia shareholders and will govern the rights of Mountain Bank shareholders, who will become shareholders of Columbia as a result of the merger. The rights of Mountain Bank shareholders are also governed by Washington law, and by Mountain Bank’s articles of incorporation and bylaws. The following is a brief summary of certain differences between the rights of Columbia and Mountain Bank shareholders. This summary does not purport to be complete and is qualified by the documents referenced. See also “Where You Can Find More Information About Columbia” beginning on page 98.

GENERAL

Under its articles of incorporation, Columbia’s authorized capital stock consists of 63,032,681 shares of common stock, no par value per share, and 2,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding.

Under its articles of incorporation, Mountain Bank’s authorized capital consists of 10,000,000 shares of common stock, no par value per share.

The following is a more detailed description of Columbia’s and Mountain Bank’s capital stock.

COMMON STOCK

As of May 10, 2007, there were              shares of Columbia common stock issued and outstanding, in addition to options for the purchase of              shares of Columbia common stock under Columbia’s employee and director stock option plans.

As of May 10, 2007, there were              shares of Mountain Bank common stock issued and outstanding, in addition to options for the purchase of              shares of Mountain Bank’s common stock under Mountain Bank’s employee and director stock option plans.

PREFERRED STOCK

As of the date of this proxy statement/prospectus, Columbia had no shares of preferred stock issued. The Columbia board of directors is authorized, without further shareholder action, to issue preferred shares with such designations, preferences and rights as the Columbia board of directors may determine.

Mountain Bank’s authorized capital does not include preferred stock.

DIVIDEND RIGHTS

Dividends may be paid on Columbia common stock as and when declared by the Columbia board of directors out of funds legally available for the payment of dividends. The Columbia board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Columbia to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Columbia can pay.

Dividends may be paid on Mountain Bank common stock as and when declared by the Mountain Bank board of directors out of funds legally available for the payment of dividends, subject generally to the same limitations described above with respect to Columbia.

VOTING RIGHTS

All voting rights are currently vested in the holders of Columbia common stock and Mountain Bank common stock, with each share being entitled to one vote.

The articles of incorporation of both Columbia and Mountain Bank provide that shareholders do not have cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

Neither Columbia nor Mountain Bank shareholders have preemptive rights to subscribe to any additional securities that may be issued.

LIQUIDATION RIGHTS

If Columbia is liquidated, the holders of Columbia common stock are entitled to share, on a pro rata basis, Columbia’s remaining assets after provision for liabilities. The Columbia board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If Mountain Bank is liquidated, the holders of Mountain Bank common stock are entitled to share, on a pro rata basis, Mountain Bank’s remaining assets after provision for liabilities.

All outstanding shares of Columbia common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. Shares of Mountain Bank’s common stock are fully paid and nonassessable.

AMENDMENT OF ARTICLES AND BYLAWS

Under the Washington Business Corporation Act (“WBCA”), the articles of incorporation of Columbia, as a “public” company, may be amended upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. However, the provisions of Article 9 of Columbia’s articles of incorporation, relating to Business Combinations (as defined in the articles of incorporation), may not be amended or repealed without the affirmative vote of 66 2/3% of Columbia’s outstanding voting stock. The Columbia board of directors may make certain amendments, as listed in the WBCA, to the articles of incorporation without shareholder approval. The Columbia board of directors may, by a majority vote, amend Columbia’s bylaws.

Under the WBCA, the articles of incorporation of Mountain Bank, as a “public” company, may also be amended upon the affirmative vote of the holders of a majority of Mountain Bank’s outstanding voting stock. Article VIII of Mountain Bank’s amended and restated articles of incorporation, which deals with the number of directors, the staggering of the terms of office of directors, the filling of vacancies on the board of directors and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of the shares entitled to vote. Mountain Bank’s bylaws may be amended by the board of directors, or by the affirmative vote of a majority of the outstanding shares. Any bylaw amendment adopted, amended or repealed by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding shares, at the next meeting of shareholders following the board’s amendment.

BOARD OF DIRECTORS

The Columbia board of directors must be at least five, but no more than 25, directors. Any person who will not attain the age of 75 before the meeting of shareholders at which elected (or who had not attained that age by the date of the last annual meeting of shareholders, if appointed) may become a director of Columbia. Under Washington law, a director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the number cast not to remove the director. Columbia’s board of directors currently consists of nine directors.

Mountain Bank’s articles of incorporation provide that the number of directors may be not less than five nor more than 25. The articles further provide that the board must be staggered (divided into three classes, with each class serving a three-year term). Mountain Bank’s board of directors currently consists of ten directors.

POTENTIAL “ANTI-TAKEOVER” PROVISIONS

Columbia’s articles of incorporation include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) certain non-monetary factors that the Columbia board of directors may consider when evaluating a takeover offer, as described below, and (ii) a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the articles of incorporation), unless certain conditions are met, as discussed below.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Columbia (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

Columbia’s articles of incorporation allow the Columbia board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the articles of incorporation allow the board of directors, in determining what is in the best interests of Columbia and its shareholders, to consider all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents and on the communities in which Columbia and its subsidiaries operate or are located.

The requirement for “Super-Majority” approval of any Business Combination (as defined in the articles of incorporation) does not apply if the majority of Columbia’s board of directors has approved the transaction or if certain other conditions concerning non-discrimination among shareholders and receipt of fair value are satisfied.

The matters described above may have the effect of lengthening the time required for a person to acquire control of Columbia through a tender offer, proxy contest, or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Columbia. This could deprive Columbia’s shareholders of opportunities to realize a premium for their Columbia stock, even in circumstances where such action was favored by a majority of Columbia shareholders.

In addition to the provisions contained in Columbia’s articles of incorporation, Washington law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. Washington law prohibits corporations that have a class of voting stock registered with the SEC under the Securities Exchange Act of 1934, such as Columbia, from engaging in any “Significant Business Transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or dissolution, and other specified transactions) for a period of five years after a person or group acquires 10% or more of a corporation’s outstanding voting stock, unless the acquisition is approved in advance by a majority vote of the board of directors of a target company.

Mountain Bank’s board of directors, as described above, is divided into three classes, with members of each class of directors being elected for a term of three years. This method of electing directors makes a change in the composition of the board, and a potential change in control of a corporation, a lengthier and more difficult process. Since the terms of only one-third of the incumbent directors expire each year, it requires at least two annual elections for the shareholders to change a majority of the directors. In the absence of the provisions in the articles of incorporation classifying the board, all of the directors would be elected each year.

Like Columbia, Mountain Bank is subject, as a reporting company under the Securities Exchange Act of 1934, to the provisions of Washington law described above relating to Significant Business Transactions.

CERTAIN LEGAL MATTERS

The validity of the Columbia common stock to be issued in the merger will be passed upon for Columbia by its special counsel, Miller Nash LLP. Miller Nash LLP will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Columbia’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Mountain Bank as of December 31, 2006 and the year then ended are included in this proxy statement/prospectus in reliance upon the report of Stovall, Grandey & Allen, L.L.P., an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Mountain Bank as of December 31, 2005 and the year then ended are included in this proxy statement/prospectus upon the authority of McGladrey & Pullen LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

FUTURE MOUNTAIN BANK SHAREHOLDER PROPOSALS

Mountain Bank will hold an annual meeting of shareholders in 2007 only if the merger is not completed. To be eligible for inclusion in Mountain Bank’s proxy materials for the 2007 annual meeting of shareholders, if any, a proposal intended to be presented by a shareholder for action at that meeting must, in addition to complying with the shareholder eligibility and other requirements of the SEC’s rules governing such proposals, be received a reasonable time before Mountain Bank prints its proxy materials for the meeting. In addition, if Mountain Bank receives a shareholder proposal for the 2007 annual meeting, if any, after a reasonable time prior to printing the proxy materials for the meeting, the persons names as proxies in such proxy materials and form of proxy will have discretionary authority to vote on such shareholder proposal.

OTHER MATTERS

The Mountain Bank board of directors is not aware of any other business to come before the special meeting of Mountain Bank shareholders other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the special meeting, it is intended that the Mountain Bank proxy may be voted in respect thereof in accordance with the judgment of the persons or person voting the proxy.

WHERE YOU CAN FIND MORE INFORMATION ABOUT COLUMBIA

Columbia files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Columbia files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Columbia’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Columbia is incorporating by reference into this proxy statement/prospectus from Columbia.

Columbia has filed a Registration Statement on Form S-4 to register with the SEC the shares of Columbia common stock to be issued to Mountain Bank shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Columbia in addition to being a proxy statement of Mountain Bank for the Mountain Bank special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

The SEC allows Columbia to “incorporate by reference” information into this proxy statement/prospectus, which means that Columbia can disclose important information to you by referring you to another document filed separately by Columbia with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Columbia has previously filed with the SEC, which contain important information about Columbia:

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Proxy Statement for Columbia’s 2007 Annual Meeting of Shareholders;

•	Quarterly report on Form 10-Q for the quarter ended March 31, 2007; and

•

Current Reports on Form 8-K filed January 26, 2007 (with respect to Item 8.01 and Exhibit 99.2 only); March 29, 2007 (two filings) (each with respect to Item 8.01 and Exhibit 2.1 only); and May 2, 2007.

Columbia is also incorporating by reference additional documents that Columbia files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Mountain Bank shareholders.

You can obtain the documents that are incorporated by reference through Columbia or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Columbia without charge, excluding exhibits unless Columbia has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Columbia at P.O. Box 2156, MS 8300, Tacoma, Washington 98401-2156, telephone number (253) 305-1900, ATTN: JoAnne Coy, VP, Corporate Communications. If you would like to request documents from Columbia, please do so by                     , 2007 to receive them before the Mountain Bank special shareholders meeting.

Columbia has supplied all of the information concerning Columbia contained in this proxy statement/prospectus, and Mountain Bank has supplied all of the information concerning Mountain Bank.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger agreement. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated May     , 2007. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Mountain Bank shareholders nor the issuance of Columbia common stock in the merger will create any implication to the contrary.

MOUNTAIN BANK FINANCIAL STATEMENTS

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED CONDENSED BALANCE SHEETS (Unaudited)

	March 31, 2007	December 31, 2006
	($ in thousands, except per share data)
Assets
Cash and due from banks	$5,018	$7,540
Interest bearing deposits at other financial institutions	7,581	1,834
Federal funds sold	9,171	5,292
Securities available for sale—Note 4	28,104	35,641
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	860	860
Loans held for sale	1,281	356
Loans	171,449	166,431
Allowance for credit losses	1,911	1,846

Net loans	169,538	164,585

Premises and equipment	7,582	7,088
Accrued interest receivable	984	1,083
Bank owned life insurance	4,123	4,083
Other assets	1,454	1,548

Total assets	$235,696	$229,910

Liabilities
Deposits:
Demand, non-interest bearing	$33,471	$33,926
Savings and interest-bearing demand	72,560	72,897
Time	103,458	97,473

Total deposits	209,489	204,296

Securities sold under agreements to repurchase—Note 5	427	516
Accrued interest payable	656	573
Executive retirement	1,924	1,838
Deferred compensation	64	64
Other liabilities	487	340

Total liabilities	213,047	207,627

Commitments and Contingencies	—	—

Shareholders’ Equity
Common stock (no par value); authorized 10,500,000 shares; issued and outstanding: 2007—2,322,939 shares;
2006—2,307,389 shares	1,161	1,153
Additional paid-in capital	11,154	11,042
Retained earnings	10,577	10,414
Accumulated other comprehensive loss	(243)	(326)

Total shareholders’ equity	22,649	22,283

Total liabilities and shareholders’ equity	$235,696	$229,910

See Notes to Consolidated Condensed Financial Statements

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED CONDENSED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended March 31,
	2007	2006
	($ in thousands, except per share data)
Interest and Dividend Income
Loans	$3,590	$2,540
Deposits in banks and federal funds sold	135	43
Investment Income:
Taxable	297	416
Tax-exempt	28	25
Dividends on stock	1	9

Total interest and dividend income	4,051	3,033

Interest Expense
Deposits	1,462	787
Repurchase agreements	2	1
Federal funds purchased and other borrowed money	—	1
Note payable	—	1

Total interest expense	1,464	790

Net interest income	2,587	2,243
Provision for credit losses	69	69

Net interest income after provision for credit losses	2,518	2,174

Noninterest income
Service charges on deposit accounts	125	118
Gains on mortgage loans sold	141	129
Gain on sale of premises and equipment	—	5
Bank owned life insurance income	41	38
Other	71	64

Total noninterest income	378	354

Noninterest expense
Salaries and employee benefits	1,197	1,064
Occupancy and equipment	272	251
Data processing expense	94	119
Other	409	298

Total noninterest expense	1,972	1,732

Income before income tax expense	924	796
Income tax expense	(297)	(247)

Net income	$627	$549

Comprehensive income	$710	$472
Earnings per share:
Basic	$0.27	$0.24
Diluted	$0.26	$0.23
Average shares:
Basic	2,320,926	2,302,916
Diluted	2,391,708	2,370,287

See Notes to Consolidated Condensed Financial Statements

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	($ in thousands)
Balance at December 31, 2005	2,302,741	$1,151	$10,933	$8,656	$(441)	$20,299
Sale of common stock under employee stock purchase plan	1,748	1	27	—	—	28
Payment of cash dividend ($.18 per share)		—	—	(414)	—	(414)
Stock option expense		—	16	—	—	16
Comprehensive income:
Net income		—	—	549	—	549
Other comprehensive income, net of tax:
Change in fair value of securities, available for sale		—	—	—	(77)	(77)

Comprehensive Income		—	—	—	—	472

Balance Ended March 31, 2006	2,304,489	$1,152	$10,976	$8,791	$(518)	$20,401

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Loss	Total
Balance at December 31, 2006	2,307,389	$1,153	$11,042	$10,414	$(326)	$22,283
	($ in thousands)
Exercise of options, including tax benefit	15,550	8	98	—	—	106
Payment of cash dividend ($.20 per share)		—	—	(464)	—	(464)
Stock option expense		—	14	—	—	14
Comprehensive income:
Net income		—	—	627	—	627
Other comprehensive income, net of tax:
Change in fair value of securities, available for sale		—	—	—	83	83

Comprehensive Income		—	—	—	—	710

Balance Ended March 31, 2007	2,322,939	$1,161	$11,154	$10,577	$(243)	$22,649

See Notes to Consolidated Condensed Financial Statements

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

	Three months ended March 31
	2007	2006
	(in thousands)
Net income	$627	$549
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	69	69
Depreciation and amortization	127	137
Deferred federal income tax benefit	(103)	(98)
Net amortization and accretion of bond premiums and discounts	2	9
Gain on mortgage loans sold	(141)	(129)
Gain on sale of premises and equipment	—	(5)
Originations of loans held for sale	(13,869)	(9,171)
Proceeds from sales of loans	13,085	10,490
Net (amortization) collection of deferred loan origination fees	(8)	2
Stock option compensation expense	14	16
Bank owned life insurance income	(41)	(38)
Executive retirement and deferred compensation	86	114
Decrease (increase) in accrued interest receivable	99	(11)
Increase in accrued interest payable	83	6
Other, net	302	215

Net cash provided by operating activities	332	2,155

Cash Flows from Investing Activities
Net (increase) decrease in federal funds sold	(3,879)	3,206
Net (increase) decrease in interest bearing deposits in banks	(5,747)	1,168
Activity in securities available for sale and Federal Home Loan Bank and Federal Reserve Bank stock:
Purchases	—	(809)
Maturities, prepayments and calls	7,661	914
Increase in loans made to customers, net of principal collections	(5,014)	(14,000)
Additions to premises and equipment	(621)	(99)
Proceeds from sales of premises and equipment	—	5

Net cash used in investing activities	$(7,600)	$(9,615)

Cash Flows from Financing Activities
Net increase in deposits	5,193	3,833
Net increase in short-term borrowings	—	4,185
Decrease in securities sold with agreements to repurchase	(89)	(120)
Net proceeds from issuance of stock	106	28
Payment of dividends	(464)	(414)

Net cash provided by financing activities	4,746	7,512

Net change in cash and due from banks	(2,522)	52
Cash and due from banks
Beginning of period	7,540	4,578

End of period	$5,018	$4,630

Supplemental Disclosures of Cash Flow Information
Interest paid	$1,381	$784
Income taxes paid	$—	$—

Supplemental Schedule of Non-Cash Investing Activities
Fair value adjustment of securities available for sale, net of tax	$83	$(77)

See Notes to Consolidated Condensed Financial Statements

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)

(dollars in thousands except per share amounts)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation: The accompanying unaudited consolidated condensed financial statements for Mountain Bank Holding Company (“Company”) were prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with instructions for Form 10-Q and therefore, do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. However, all adjustments, which are, in the opinion of management, necessary for a fair presentation of the interim consolidated condensed financial statements have been included. All such adjustments are of a normal recurring nature. The unaudited consolidated condensed financial statements should be read in conjunction with the audited financial statements included in the Mountain Bank Holding Company 2006 Annual Report on Form 10-K. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2007.

(b) Principles of Consolidation: The interim consolidated financial statements include the accounts of Mountain Bank Holding Company and its wholly-owned subsidiary, Mt. Rainier National Bank (“Bank”). All significant intercompany balances have been eliminated.

(c) Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Stock Based Compensation

In 1990 and 1999, the Company adopted qualified and non-qualified stock option plans that allow for grants of stock options to certain key employees and directors. The plans authorized a total of 378,000 shares for options. For each stock option grant, the Board of Directors determines and approves option exercise prices, numbers of options granted, vesting periods and expiration dates. Cash was not used to settle any equity instruments previously granted. The Company issues shares from authorized but unissued shares upon the exercise of stock options. The Company does not currently expect to repurchase shares from any source to satisfy such obligations under its stock option plans.

On January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004) that requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.

SFAS No. 123(R) supersedes the Company’s previous accounting under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company measured compensation cost for options in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no accounting recognition was given to these prior stock options granted at fair market value until they were exercised. Upon exercise, net proceeds, including tax benefits realized were credited to equity.

SFAS 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of income. The Company has adopted the straight-line method for graded vested options which recognizes compensation expense for each vesting tranche over its vesting period.

The Company uses the Black-Scholes option-pricing model to value stock options. The Black-Scholes model requires the use of employee exercise behavior data and the use of a number of assumptions including volatility of the Company’s stock price, dividend yield, weighted average risk-free interest rate, and weighted average expected life of the options. The volatility is measured based on the historical price of the stock for the estimated life of the option. There were 7,000 options granted for the three month period ended March 31, 2007 and no options granted for the three month period ended March 31, 2006. The following weighted average assumptions were used to estimate the fair value of options granted during the three months ended March 31, 2007.

3/31/2007
Dividend yield	0.20
Estimated volatility	11.35
Risk-free interest rate	4.67%
Estimated option lives	6.2

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires adoption as of January 1, 2006, the first day of the Company’s fiscal year. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock based compensation expense recognized under SFAS 123(R) for the three months ended March 31, 2007 totaled $14,000 with a tax benefit of $1,000 realized. At March 31, 2007, unrecognized stock-based compensation totaled $131,000. These costs are expected to be recognized over a weighted average period of 62 months.

Stock option activity during the three-month period ended March 31, 2007 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000)
Options outstanding at December 31, 2006	155,875	$10.68
Granted	7,000	$25.00
Exercised	(15,550)	$6.81
Forfeited or expired	—	$—

Options outstanding at March 31, 2007	147,325	$11.77	6.85	$2,097

Vested or expected to vest at March 31, 2007	147,325	$11.77	6.85	$2,097

Options exercisable at March 31, 2007	100,855	$9.20	4.60	$1,694

Stock option activity during the three-month period ended March 31, 2006 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000)
Options outstanding at December 31, 2005	153,775	$10.26
Granted	—
Exercised	—
Forfeited or expired	—

Options outstanding at March 31, 2006	153,775	$10.26	6.03	$1,498

Vested or expected to vest at March 31, 2006	153,775	$10.26
Options exercisable at March 31, 2006	107,724	$7.41	4.90	$1,247

The total intrinsic value of options exercised during the three months ended March 31, 2007 was $298. There were no options exercised during the three months ended March 31, 2006. There were no options vested in the three months ended March 31, 2007 and 2006. The amount of cash received from options exercised during the three-month period ended March 31, 2007 was $106. There was no tax benefit realized during that period.

Note 3—Earnings Per Common Share

Basic earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted earnings per common share are computed assuming the exercise of stock options.

	Three Months Ended March 31,
	2007	2006
Basic Earnings Per Share Computation
Numerator—Net Income	$627	$549
Denominator—Weighted average common shares outstanding	2,320,926	2,302,916
Basic Earnings Per Share	$0.27	$0.24

Diluted Earnings Per Share Computation
Numerator—Net Income	$627	$549
Denominator—Weighted average common shares outstanding	2,320,926	2,302,916
Effect of Dilutive Securities - Options and
Stock Purchase Plan	70,782	67,371
Weighted average common shares and dilutive securities	2,391,708	2,370,287
Diluted Earnings Per Share	$0.26	$0.23

Note 4—Securities Available for Sale

The amortized cost of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
March 31, 2007
U.S. Treasury securities	$1,985	$—	$9	$1,976
U.S. Government and agency securities	12,359	—	49	12,310
Mortgage-backed securities	10,810	1	299	10,512
Obligations of states and political subdivisions	3,258	—	12	3,246
Equity securities	60	—	—	60

	$28,472	$1	$369	$28,104

December 31, 2006
U.S. Treasury securities	$2,985	$—	$17	$2,968
U.S. Government and agency securities	18,351	—	105	18,246
Mortgage-backed securities	11,454	—	359	11,095
Obligations of states and political subdivisions	3,285	—	13	3,272
Equity securities	60	—	—	60

	$36,135	$—	$494	$35,641

The following table shows the unrealized gross losses and fair value of securities in the available for sale portfolio at March 31, 2007 and December 31, 2006, by the length of time that individual securities in each category have been in a continuous loss position:

	Less Than 12 Months		More Than 12 Months		Total
	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value
March 31, 2007
U.S. Treasury securities	$—	$—	$(9)	$1,976	$(9)	$1,976
U.S. Government and agency securities	—	—	(49)	12,310	(49)	12,310
Mortgage-backed securities	(1)	11	(298)	10,166	(299)	10,177
Obligations of states and political subdivisions	—	—	(12)	1,489	(12)	1,489
	$(1)	$11	$(368)	$25,941	$(369)	$25,952

December 31, 2006
U.S. Treasury securities	$(7)	$984	$(10)	$1,984	$(17)	$2,968
U.S. Government and agency securities	—	—	(105)	18,246	(105)	18,246
Mortgage-backed securities	(5)	465	(354)	10,560	(359)	11,025
Obligations of states and political subdivisions	(1)	596	(12)	895	(13)	1,491

	$(13)	$2,045	$(481)	$31,685	$(494)	$33,730

The Company has evaluated these securities and has determined that the decline in the value is temporary. This assessment was based on the following factors: i) the length of time and the extent to which the market value has been less than cost; ii) the financial condition and near-term prospects of the issuer; iii) the intent and the ability of the Company to retain its investment in a security for a period of time sufficient to allow for any anticipated recovery in market value; and iv) general market conditions which reflect prospects for the economy as a whole, including interest rates and sector credit spreads.

Note 5—Securities Sold Under Agreements to Repurchase

At March 31, 2007, $989 of securities were pledged as collateral for securities sold under repurchase agreements. The securities purchased and sold are for one-day periods and bore interest at 2.00% on March 31, 2007.

Note 6—Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank’s commitments is as follows:

	March 31, 2007	December 31, 2006
Commercial and Agriculture	$11,492	$11,426
Real Estate	17,136	17,351
Total	$28,628	$28,777

Outstanding commitments under letters of credit, included above, totaled $311 at March 31, 2007.

Note 7—Income Taxes

The income tax provision included in the statements of income for the three months ended March 31, 2007 and 2006 is based on the estimated annual effective tax rate for the entire year. These estimated effective tax rates are subject to adjustment in subsequent quarterly periods as our estimates of pretax income or loss for the year are increased or decreased. The effective tax rate for the three months ended March 31, 2007 is less than the U.S. federal statutory rate, in part, due to non-taxable income related to obligations of state and political subdivisions and bank-owned life insurance.

Note 8—Pending Merger

On March 27, 2007, the Company entered into a definitive agreement providing for the merger of the company with and into Columbia Banking System, Inc., Tacoma, Washington.

The terms of the agreement call for Columbia to pay $25.00 per Mountain Bank share provided Columbia’s stock trades within a specified range. The $25.00 in value will consist of a unit of $11.25 in cash and $13.75 worth of Columbia shares for each Mountain Bank common share subject to adjustments depending on Columbia’s stock price prior to closing.

The merger is subject to approval by Mountain Bank shareholders and applicable regulatory authorities. The transaction is expected to close in July 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Mountain Bank Holding Company

Enumclaw, Washington

We have audited the consolidated balance sheets of Mountain Bank Holding Company and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ MCGLADREY & PULLEN, LLP

Seattle, Washington

February 27, 2006

Report of Stovall, Grandey & Allen, L.L.P.

Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mountain Bank Holding Company

Enumclaw, Washington

We have audited the accompanying consolidated balance sheet of Mountain Bank Holding Company and Subsidiary as of December 31, 2006 and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for December 31, 2005 were examined by other auditors, whose report dated February 27, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ STOVALL, GRANDEY & ALLEN, LLP

Fort Worth, Texas

March 16, 2007

Consolidated Balance Sheets

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

December 31, 2006 and 2005

	2006	2005
Assets
Cash and due from banks	$7,540	$4,578
Interest bearing deposits at other financial institutions	1,834	2,796
Federal funds sold	5,292	3,647
Total cash and cash equivalents	14,666	11,021

Securities available for sale	35,641	46,573
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	860	735
Loans held for sale	356	1,790

Loans	166,431	122,435
Allowance for credit losses	1,846	1,569
Net loans	164,585	120,866

Premises and equipment	7,088	7,058
Land held for sale	0	517
Accrued interest receivable	1,083	863
Bank owned life insurance	4,083	3,922
Other assets	1,548	1,179

Total assets	$229,910	$194,524

Liabilities
Deposits:

Demand, non-interest bearing	$34,273	$33,298
Savings and interest bearing demand	72,897	77,520
Time	97,126	60,995
Total deposits	204,296	171,813

Securities sold with agreements to repurchase	516	470
Accrued interest payable	573	265
Note payable	0	29
Executive retirement	1,838	1,381
Deferred compensation	64	63
Other liabilities	340	204

Total liabilities	207,627	174,225

Commitments and Contingencies	0	0

Shareholders’ Equity
Common stock (no par value); authorized 10,500,000 shares; issued and outstanding: 2006—2,307,389; 2005—2,302,741	1,153	1,151
Additional paid-in capital	11,042	10,933
Retained earnings	10,414	8,656
Accumulated other comprehensive loss	(326)	(441)
Total shareholders’ equity	22,283	20,299

Total liabilities and shareholders’ equity	$229,910	$194,524

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Income

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands, Except Per Share Amounts)

	2006	2005	2004
Interest and Dividend Income
Loans	$12,260	$9,309	$8,139
Deposits in banks and federal funds sold	137	290	127
Investment income:
Taxable	1,552	1,225	1,096
Tax-exempt	111	41	8
Dividends on stock	31	13	34
Total interest and dividend income	14,091	10,878	9,404

Interest Expense
Deposits	4,013	2,458	1,929
Note payable	1	3	3
Repurchase agreements	8	4	—
Federal funds purchased and other borrowed money	507	—	—
Total interest expense	4,529	2,465	1,932

Net interest income	9,562	8,413	7,472

Provision for Credit Losses	276	199	276
Net interest income after provision for credit losses	9,286	8,214	7,196

Non-Interest Income
Service charges and other fees on deposit accounts	492	562	581
Gains on mortgage loans sold	412	485	251
Gains on sales of securities available for sale—net	—	—	14
Gains on sales of premises and equipment	137	—	—
Bank owned life insurance income	164	151	153
Other	271	361	246
Total non-interest income	1,476	1,559	1,245

Non-Interest Expenses
Salaries and employee benefits	4,839	4,152	4,030
Occupancy	458	414	373
Equipment	569	483	528
Other	1,719	1,656	1,467
Total non-interest expenses	7,585	6,705	6,398

Income before income taxes	3,177	3,068	2,043

Income Taxes	1,005	981	625

Net income	$2,172	$2,087	$1,418

Earnings Per Share
Basic	$0.94	$0.91	$0.64
Diluted	$0.91	$0.88	$0.62

Average Shares
Basic	2,304,347	2,288,320	2,229,061
Diluted	2,378,836	2,338,440	2,298,897

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	2,176,677	$1,088	$9,655	$5,711	$150	$16,604

Comprehensive income:
Net income				1,418		1,418
Other comprehensive income, net of tax
Change in fair value of securities available for sale					(253)	(253)
Comprehensive income						1,165

Payment of cash dividend ($.10 per share)				(219)		(219)

Sale of common stock	60,000	30	816			846
Sale of common stock under employee stock purchase plan	1,641	1	22			23
Exercise of stock options	22,650	11	61			72
Tax benefit from exercise of stock options			78			78

Balance at December 31, 2004	2,260,968	1,130	10,632	6,910	(103)	18,569

Comprehensive income:
Net income				2,087		2,087
Other comprehensive income, net of tax
Change in fair value of securities available for sale					(338)	(338)
Comprehensive income						1,749

Payment of cash dividend ($.15 per share)				(341)		(341)

Sale of common stock under employee stock purchase plan	1,673	1	24			25
Exercise of stock options	40,100	20	116			136
Tax benefit from exercise of stock options			161			161

Balance at December 31, 2005	2,302,741	$1,151	$10,933	$8,656	$(441)	$20,299

Comprehensive income:
Net income				2,172		2,172
Other comprehensive income, net of tax
Change in fair value of securities available for sale					115	115
Comprehensive income						2,287

Payment of cash dividend ($.18 per share)				(414)		(414)

Sale of common stock under employee stock purchase plan	1,748	1	27			28
Exercise of stock options	2,900	1	20			21
Tax benefit from exercise of stock options			2			2
Stock Option Expense			60			60

Balance at December 31, 2006	2,307,389	$1,153	$11,042	$10,414	$(326)	$22,283

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005 and 2004

(Dollars in Thousands)

	2006	2005	2004
Cash Flows from Operating Activities
Net Income	$2,172	$2,087	$1,418
Adjustments to reconcile net income to net cash provided by operating activities
Provision for credit losses	276	199	276
Depreciation and amortization	520	427	534
Deferred federal income tax benefit	(479)	(183)	(182)
Net amortization and accretion of bond premiums and discounts	46	178	355
Gains on sales of securities available for sale	—	—	(14)
Stock dividends received	—	(2)	(15)
Gains on loans sold	(412)	(551)	(251)
Gains on sales of premises and equipment	(137)	—	—
Originations of loans held for sale	(36,185)	(45,179)	(23,143)
Proceeds from sales of loans	38,031	44,918	22,685
Amortization of deferred loan origination fees	226	134	—
Stock option compensation expense	60	—	—
Gain on sale of foreclosed real estate	—	—	(18)
Bank owned life insurance income	(164)	(151)	(153)
Executive retirement and deferred compensation	458	406	379
Increase in accrued interest receivable	(220)	(182)	(25)
Increase in accrued interest payable	308	85	21
Other—net	193	(160)	483
Net cash provided by operating activities	4,693	2,026	2,350

Cash Flows from Investing Activities
Activity in securities available for sale and Federal Reserve Bank and FHLB stock
Purchases	(935)	(21,199)	(23,486)
Maturities, prepayments and calls	11,869	11,440	16,523
Sales	—	—	1,000
Increase in loans made to customers, net of principal collections	(44,221)	(2,487)	(21,660)
Additions to premises and equipment	(550)	(1,808)	(1,142)
Proceeds from sales of premises and equipment	654	—	—
Proceeds from sale of other real estate owned	—	—	158
Purchase of bank owned life insurance	—	—	(300)
Net cash used in investing activities	(33,183)	(14,054)	(28,907)

Cash Flows from Financing Activities
Net increase in deposits	32,483	14,213	18,825
Net proceeds from issuance of stock	49	161	941
Repayment of note payable	(29)	(3)	(2)
Increase in securities sold with agreements to repurchase	46	470	—
Payment of dividends	(414)	(341)	(219)
Net cash provided by financing activities	32,135	14,500	19,545

Net change in cash and cash equivalents	3,645	2,472	(7,012)

Cash and Cash Equivalents
Beginning of year	11,021	8,549	15,561

End of year	$14,666	$11,021	$8,549

Supplemental Disclosures of Cash Flow Information
Interest paid	$4,221	$2,380	$1,908
Income taxes paid	1,440	1,095	625

Supplemental Disclosures of Non-Cash Investing and Financing Activities
Unrealized loss on securities available for sale, net of tax	$115	$(338)	$(253)

See notes to consolidated financial statements.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

Note 1—Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant inter company transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

The Bank operates a main office and five branches, and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in Western Washington. Its primary funding source is deposits from businesses and individuals in its market area. The Bank operates under a National Bank charter and provides full banking services. As a National Bank the bank is subject to regulations by the Office of the Comptroller of the Currency.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the consolidated balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for credit losses.

Certain prior year amounts have been reclassified to conform to the 2006 presentation with no change to previously reported net income or shareholders’ equity. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Bank’s asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders’ equity titled “accumulated other comprehensive income (loss).” Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Accretion of discounts is recognized in interest income over the period to maturity. Amortization of premiums is recognized in interest income over the period to the call date.

Management evaluates debt and equity securities for other than temporary impairment on a quarterly basis based on the securities’ current credit quality, interest rates, term to maturity, and management’s intent and ability to hold the securities until the net book value is recovered. Any other than temporary declines in value are recognized on the statements of income as loss from securities.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Federal Home Loan Bank and Federal Reserve Bank Stocks

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

As a national bank, the Bank is required to own stock in the Federal Reserve Bank (FRB) in an amount based on its capital. The recorded amount of the FRB stock equals its fair value because the shares can only be redeemed by the FRB at their par value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income. All such loans are sold on a servicing released basis.

The Bank issues various representations and warranties associated with the sale of loans. The Bank has not experienced any significant losses during the years ended December 31, 2006, 2005 and 2004 regarding these representations and warranties.

Premises and Equipment

Premises and equipment are stated at cost less depreciation, which is computed on the straight-line method over the estimated useful lives of the assets, which range from two to five years for furniture and equipment, and thirty years for buildings and improvements. Gains or losses on dispositions are reflected in earnings. These assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines an impairment exists, the asset is reduced with an offsetting charge to expense.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values and revenue and expense from the operations of properties are charged to non-interest income. There is no foreclosed real estate as of December 31, 2006 and 2005.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Cash and Cash Equivalents

For purposes of presentation on the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption Cash and due from banks, Interest bearing deposits at other financial institutions and Federal funds sold. The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

In 1990 and 1999, the Company adopted qualified and non-qualified stock option plans that allow for grants of stock options to certain key employees and directors. The plans authorized a total of 378,000 shares for options. For each stock option grant, the Board of Directors determines and approves option exercise prices, numbers of options granted, vesting periods and expiration dates. Cash was not used to settle any equity instruments previously granted. The Company issues shares from authorized but unissued shares upon the exercise of stock options. The Company does not currently expect to repurchase shares from any source to satisfy such obligations under its stock option plans.

On January 1, 2006, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004) that requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.

SFAS No. 123(R) supersedes the Company’s previous accounting under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company measured compensation cost for options in accordance with Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no accounting recognition was given to these prior stock options granted at fair market value until they were exercised. Upon exercise, net proceeds, including tax benefits realized, were credited to equity.

SFAS 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of income. The Company has adopted the straight-line method for graded vested options which recognizes compensation expense for each vesting tranche over its vesting period.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The following table presents the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123(R) in the prior periods.

	2005	2004
Net income, as reported	$2,087	$1,418
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of related tax effects	(81)	(97)

Pro forma net income	$2,006	$1,321

Earnings per share
Basic:
As reported	$0.91	$0.64
Pro forma	0.88	0.59
Diluted:
As reported	0.89	0.62
Pro forma	0.86	0.58

See Note 10 for the option activity for the years ended December 31, 2006, 2005 and 2004.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements.

Cash and Cash Equivalents

The carrying amounts of cash and due from banks, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair values.

Securities Available for Sale

Fair value for securities is based on quoted market prices.

Federal Home Loan Bank and Federal Reserve Bank Stock

The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates their fair values.

Loans

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Deposit Liabilities

The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Note Payable

The fair value of the note payable is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Repurchase Agreements

The carrying amount of repurchase agreements approximate their fair values.

Accrued Interest

The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank’s off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company’s stock option plans.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustment and tax effects, and is also recognized as a separate component of shareholders’ equity.

Securities Sold Under Agreements to Repurchase

Securities sold under repurchase agreements generally represent borrowings with maturities ranging from one to thirty days. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company is required to pledge collateral in amounts specified in each agreement.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company’s policy is to recognize the costs of compensated absences when actually paid to employees.

New Accounting Standards

Statements of Financial Accounting Standards

SFAS No. 123, “Share-Based Payment (Revised 2004).” SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date, which is generally the date of the grant. The Corporation adopted the provisions of SFAS 123R on January 1, 2006. Details related to the adoption of SFAS 123R and the impact to the Corporation’s financial statements are more fully discussed in Note 10—Stock Option Plans.

SFAS No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. SFAS 154 carries forward the guidance in APB Opinion 20 “Accounting Changes,” requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. The adoption of SFAS 154 on January 1, 2006 did not significantly impact the Corporation’s financial statements.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” SFAS 155 amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Corporation on January 1, 2007 and is not expected to have a significant impact on the Corporation’s financial statements.

SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” SFAS 156 amends SFAS 140. “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125,” by requiring, in certain situations, an entity to

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. SFAS 156 is effective for the Corporation on January 1, 2007 and is not expected to have a significant impact on the Corporation’s financial statements.

SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Corporation on January 1, 2008 and is not expected to have a significant impact on the Corporation’s financial statements.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R).” SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. The Company had no defined benefit plans as of December 31, 2006.

Financial Accounting Standards Board Staff Positions and Interpretations

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP 115-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” while retaining the disclosure requirements of EITF 03-1 which were adopted in 2003. The adoption of FSP 115-1 on January 1, 2006 did not significantly impact the Corporation’s financial statements.

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109.” Interpretation 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Interpretation 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Interpretation 48 is effective for the Corporation on January 1, 2007 and is not expected to have a significant impact on the Corporation’s financial statements.

American Institute of Certified Public Accountants Statements of Position

SOP No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from prior purchase accounting practice whereby the acquiree’s allowance for loan losses was typically added to the acquirer’s allowance for loan losses. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the Corporation’s financial statements.

SEC Staff Accounting Bulletins

Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of a Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.” SAB 108 addresses how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in a material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. SAB 108 is applicable to all financial statements issued by the Corporation after November 15, 2006.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Because some loans may not be repaid in full, an allowance for credit losses is recorded. An allowance for credit losses is a valuation allowance for probable incurred credit losses. The allowance for credit losses is increased by a provision for credit losses charged to expense and decreased by charge-offs (net of recoveries). The allowance is based on ongoing, quarterly assessments of the probable and estimable losses inherent in the loan portfolio. The Company’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types. The allowances are provided based on Management’s continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, geographic concentrations, seasoning of the loan portfolio, specific industry conditions, and the duration of the current business cycle. The recovery of the carrying value of loans is susceptible to future market conditions beyond the Company’s control, which may result in losses or recoveries differing from those provided.

Specific allowances are established in cases where Management has identified significant conditions or circumstances related to a loan that Management believes indicate the probability that a loss has been incurred. Impaired loans consist of loans receivable that are not expected to be repaid in accordance with their contractual terms and are generally measured using the fair value of the collateral.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Derivative Instruments

The Bank regularly enters into commitments to originate and sell loans held for sale. Such commitments are considered derivative instruments under Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. These statements require the Bank to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheet and to measure those instruments at fair value.

Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed-rate residential mortgage loans, are recorded at fair value. Changes in the fair value of interest rate lock commitments are recognized in non-interest income on a quarterly basis.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

As of December 31, 2006 and 2005, the fair values of the derivatives have been determined to be insignificant.

Note 2—Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash on hand or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The amounts of such balances for the years ended December 31, 2006 and 2005 were $3,122 and $1,316, respectively.

Note 3—Securities Available for Sale

Debt and equity securities have been classified according to management’s intent.

The carrying amounts of securities and their approximated fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale

December 31, 2006
U.S. Treasury securities	$2,985	$—	$17	$2,968
U.S. Government and agency securities	18,351	—	105	18,246
Mortgage-backed securities	11,454	—	359	11,095
Obligations of states and political subdivisions	3,285	—	13	3,272
Equity securities	60	—	—	60

	$36,135	$—	$494	$35,641

December 31, 2005
U.S. Treasury securities	$4,005	$—	$29	$3,976
U.S. Government and agency securities	25,809	—	329	25,480
Mortgage-backed securities	14,533	1	297	14,237
Obligations of states and political subdivisions	2,647	—	12	2,635
Corporate securities	186	—	1	185
Equity securities	60	—	—	60

	$47,240	$1	$668	$46,573

There were no sales of investment securities in 2006 and 2005. Proceeds from sales of investment securities in 2004 were $1,000 resulting in gross gains of $14. There were no gross losses on the sales of securities in 2004.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The carrying amount and approximate market value of debt securities at December 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have a right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$16,511	$16,409
Due in one to five years	17,026	16,637
Due in five years or more	2,538	2,535

	$36,075	$35,581

Securities with a carrying value of $15,234 and $2,310 at December 31, 2006 and 2005, respectively, were assigned or pledged to secure public deposits, provide collateral for borrowing lines, and for other purposes as required by law.

The following tables shows the unrealized gross losses and fair value of securities in the available for sale portfolio at December 31, 2006 and 2005, by the length of time that individual securities in each category have been in a continuous loss position:

2006	Less Than 12 Months		More Than 12 Months		Total
	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value
U.S. Treasury securities	$(7)	$984	$(10)	$1,984	$(17)	$2,968
U.S. Government and agency securities	—	—	(105)	18,246	(105)	18,246
Mortgage-backed securities	(5)	465	(354)	10,560	(359)	11,025
Obligations of states and political subdivisions	(1)	596	(12)	895	(13)	1,491

	$(13)	$2,045	$(481)	$31,685	$(494)	$33,730

	Less Than 12 Months		More Than 12 Months		Total
2005	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value	Unrealized Gross Loss	Fair Value
U.S. Treasury securities	$(1)	$979	$(28)	$2,011	$(29)	$2,990
U.S. Government and agency securities	(74)	12,390	(255)	13,090	(329)	25,480
Mortgage-backed securities	(79)	5,350	(218)	7,939	(297)	13,289
Obligations of states and political subdivisions	(12)	899	—	—	(12)	899
Corporate securities	(1)	185	—	—	(1)	185

	$(167)	$19,803	$(501)	$23,040	$(668)	$42,843

At December 31, 2006, the 67 debt securities with unrealized losses have depreciated 1.53% from the company’s amortized cost basis.

The Company has evaluated these securities and has determined that the decline in the value is temporary. This assessment was based on the following factors: i) the length of time and the extent to which the market value has been less than cost; ii) the financial condition and near-term prospects of the issuer; iii) the intent and the ability of the Company to retain its investment in a security for a period of time sufficient to allow for any anticipated recovery in market value; and iv) general market conditions which reflect prospects for the economy as a whole, including interest rates and sector credit spreads.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 4—Loans

Loans at December 31 consist of the following:

	2006	2005
Commercial and agricultural	$29,591	$24,025
Real estate:
Residential 1-4 family	16,949	10,234
Commercial	91,991	71,264
Construction	23,999	12,671
Consumer	4,262	4,375

Gross loans	166,792	122,569
Net deferred fees	(361)	(134)

Total net loans	$166,431	$122,435

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2006	2005	2004
Balance at beginning of year	$1,569	$1,376	$1,101
Provision for credit losses	276	199	276

Charge-offs	0	(6)	(19)
Recoveries	1	0	18
Net charge-offs	1	(6)	(1)

Balance at end of year	$1,846	$1,569	$1,376

Following is a summary of information pertaining to impaired loans:

	2006	2005	2004
December 31
Impaired loans without a valuation allowance	$—	$—	$—
Impaired loans with a valuation allowance	—	20	—

Total impaired loans	$—	$20	$—

Valuation allowance related to impaired loans	$—	$2	$—

Years Ended December 31
Average investment in impaired loans	$39	$24	$62
Interest income recognized on a cash basis on impaired loans	—	—	—

At December 31, 2006 and 2005, non-accrual loans totaled $0 and $20, respectively.

At December 31, 2006, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans past due over 90 days and still accruing at December 31, 2006 and 2005.

At December 31, 2006 and 2005 certain officers and directors, or companies in which they have a 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $208 and $1,666, respectively. During 2006 advances of $462 were made, and repayments totaled $1,920.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 5—Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2006	2005
Land	$2,590	$2,590
Buildings	4,869	4,745
Equipment, furniture and fixtures	3,352	3,208
Construction in process	351	133

	11,162	10,676
Less accumulated depreciation	4,074	3,618

Total premises and equipment	$7,088	$7,058

Depreciation and amortization on premises and equipment totaled $520 and $427 for 2006 and 2005, respectively.

Note 6—Deposits

The composition of deposits at December 31 is as follows:

	2006	2005
Demand deposits, non-interest bearing	$33,926	$33,298
NOW and money market accounts	55,764	57,866
Savings deposits	17,133	19,654
Time certificates, $100 or more	50,234	25,751
Other time certificates	47,239	35,244

Total	$204,296	$171,813

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2007	$86,773
2008	4,196
2009	3,448
2010	2,437
2011	619

$97,473

Note 7—Income Taxes

The components of the provision for income taxes are as follows at December 31:

	2006	2005	2004
Current	$1,484	$1,164	$807
Deferred expense (benefit)	(479)	(183)	(182)

Income taxes	$1,005	$981	$625

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2006	2005
Deferred Tax Assets
Allowance for credit losses	$592	$499
Deferred compensation	647	491
Accumulated depreciation	29	24
Other	1	11
Unrealized loss on securities available for sale	168	226
Total deferred tax assets	1,437	1,251

Deferred Tax Liabilities
Deferred income	149	501
Other	117	—
Total deferred tax liabilities	266	501

Net deferred tax assets	$1,171	$750

The following is a reconciliation between statutory and effective federal income tax rates for the years ended December 31:

	2006		2005		2004
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$1,112	35%	$1,074	35%	$715	35%
Increase (decrease) resulting from:
Tax-exempt income	(38)	(1.2)	(14)	(0.5)	(3)	(0.2)
Bank-owned life insurance	(56)	(1.8)	(53)	(1.7)	(52)	(2.5)
Other	(13)	(0.4)	(26)	(0.8)	(35)	(1.7)

Total income tax expense	$1,005	31.6%	$981	32.0%	$625	30.6%

Note 8—Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank’s commitments is as follows:

	2006	2005
Commercial and agriculture	$11,426	$12,158
Real estate	17,351	9,111
Credit cards	—	—

	$28,777	$21,269

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Outstanding commitments under letters of credit, included above, totaled $317 and $264 at December 31, 2006 and 2005, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $20,000, and a credit line with the Federal Home Loan Bank of Seattle totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. There were no outstanding balances on these lines at December 31, 2006 or December 31, 2005.

Note 9—Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 8. The ultimate collectibility of a substandard portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75% to 80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank’s shareholder’s equity, excluding accumulated other comprehensive income (loss). The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $3,000.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless. Investments in obligations of states and political subdivisions involve governmental entities within the Bank’s market area. As of December 31, 2006, there were uninsured deposits of $331. Letters of credit were granted primarily to commercial borrowers.

Note 10—Stock Option Plans

Director Plans

The 1990 Director Stock Option Plan grants a director an option to purchase 3,000 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company’s

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, all of which were exercised prior to expiration on June 13, 2005 and options for 3,150 shares at $10.48 per share were granted on April 24, 2001 to expire April 24, 2016. Options granted in 2001 are fully vested. Options for 500 shares were exercised in 2006 and options for 33,850 were exercised in 2005. Options for 9,450 shares remain available under this plan.

The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company’s common stock were reserved for option under this plan, of which 33,600 shares at $10.48 per share (fair market value) were granted on November 21, 2000, expiring on November 21, 2015. Options for 4,450 were granted on April 20, 2004 at $15.00 per share (fair market value), expiring on April 20, 2019. Options for 3,950 were granted on June 15, 2004 at $15.00 per share (fair market value), expiring on June 15, 2019. At December 31, 2006, options for 42,000 were outstanding under the 1999 plan; 33,600 shares were vested at December 31, 2006.

Employee Plans

In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 210,000 shares are reserved for option as of December 31, 2006, of which 202,825 shares (after forfeitures) have been granted, A total of 7,175 shares remain available for future grant under the 1999 plan at December 31, 2006. No shares remain available for grant under the 1990 plan. In 2006 and 2005, options for 2,400 shares and 6,250 shares, respectively, were exercised under the employee plans.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires adoption as of January 1, 2006, the first day of the Company’s fiscal year. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock based compensation expense recognized under SFAS 123(R) for the twelve months ended December 31, 2006 totaled $60,000 with a tax benefit of $5,000 realized. At December 31, 2006, unrecognized stock-based compensation totaled $93,000. These costs are expected to be recognized over a weighted average period of 55 months.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The Company uses the Black-Scholes option-pricing model to value stock options. The Black-Scholes model requires the use of employee exercise behavior data and the use of a number of assumptions including volatility of the Company’s stock price, dividend yield, weighted average risk-free interest rate, and weighted average expected life of the options. The volatility is measured based on the historical price of the stock for the estimated life of the option. There were 5,000 options granted for the twelve month period ended December 31, 2006, 9,000 options granted for the twelve month period ended December 31, 2005 and 13,800 for the twelve month period ended December 31, 2004. The following weighted average assumptions were used to estimate the fair value of options granted during the twelve months ended December 31, 2006, 2005 and 2004.

	For the Calendar Year
	2006	2005	2004
Risk free interest rate	5.10%	4.02%	4.51%
Expected dividend yield	0.20	0.22	0.17
Expected volatility	14.15	17.01	23.40
Expected option life (in years)	6	6	9
Weighted-average grant date fair value of options	6.23	4.68	6.25

A summary of the status of the Company’s stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (000)
Options outstanding at December 31, 2005	153,775	$10.26
Granted	5,000	$21.50
Exercised	(2,900)	$7.25
Forfeited or expired	—	$—

Options outstanding at December 31, 2006	155,875	$10.68	6.10	$2,233

Vested or expected to vest at December 31, 2006	155,875	$10.68	6.10	$2,233

Options exercisable at December 31, 2006	116,405	$8.88	4.00	$1,876

The following information summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.95 - $6.19	33,600	0.7	5.97	33,600	5.97
$8.33 - $11.00	75,975	5.1	9.71	75,975	9.71
$14.00 - $17.50	41,300	9	14.98	6,830	14.00
$21.50	5,000	9.55	21.50	—	—

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

A summary of the status of the Company’s non-vested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested as of December 31, 2005	46,051	$4.17
Granted	5,000	6.20
Vested	(11,581)	5.91
Forfeited	—

Unvested as of December 31, 2006	39,470	$5.63

The total intrinsic value of options exercised during the twelve months ended December 31, 2006, 2005 and 2004 was $48, $466 and $290, respectively and the total fair value of stock options that vested was $290 and $330 for the twelve months ended December 31, 2006 and 2005, respectively. The amount of cash received from options exercised during the twelve-month period ended December 31, 2006 and 2005 was $21 and $136 respectively. The tax benefit realized for the same periods was $2 and $161, respectively.

Note 11—Profit Sharing Plan

The Bank’s defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank’s contributions for the years ended December 31, 2006, 2005 and 2004 totaled $74, $63 and $57, respectively.

Note 12—Deferred and Executive Compensation Plans

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer a portion of his director fees. At retirement he will receive a benefit of $1.250 per month for 120 months. The accrued liability related to this agreement totaled $64, $63 and $57 at December 31, 2006, 2005 and 2004. Expenses associated with this plan were $1 in 2006, and $5 annually in 2005 and 2004. The Bank has also purchased a whole-life insurance policy on the director, with values of $54, $48 and $44 at December 31, 2006, 2005 and 2004, which may be used to fund benefits under the deferred compensation plan.

The Company has three executive supplemental retirement agreements with certain members of management of the Company. The agreements provide for a defined cash benefit payable monthly upon reaching normal retirement as defined in the agreements (or upon early retirement as defined in the agreements with reduced benefit). Upon retirement of three executives, benefits will be payable in monthly installments, increasing 2.5% per year, for the life of the executive. The estimated liability under the executive supplemental retirement agreements is charged to compensation expense over the period to early retirement. The liability at December 31, 2006 and 2005 was $1,838 and $1,381, and amounts charged to compensation expense were $458, $400 and $373 in 2006, 2005 and 2004.

The agreements are unfunded; however, the Company has purchased life insurance (Bank owned life insurance) on the lives of three officers and one former officer and expects to use the income generated from the life insurance to fund the benefits. In conjunction with purchasing the life insurance, the Company executed “Endorsement Split-Dollar Life Insurance Agreements” with each of its three Executive Officers and one

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

non-executive officer. Pursuant to the agreements, the Company paid the premium on the policy on each officer’s life. The Company is the sole owner of the policy and its net cash surrender value, and in the event of the officer’s death while serving as a full-time employee of the Company, the Company will be entitled to receive at a minimum, that amount of the death proceeds equal to the cash surrender value. A portion of the death proceeds will be paid to the officer’s designated beneficiaries in lieu of the executive supplemental retirement benefit.

In 2002, the Company entered into severance agreements with Mr. Steve Moergeli and Ms. Sheila Brumley. The Severance Agreements provide for payments in the event of a change in the ownership or effective control of a substantial portion of the assets of the Company or the Bank. If Mr. Moergeli and/or Ms. Brumley remain employed with the Company and the Bank through the closing of a change in control, he and/or she, as the case may be, will receive a single cash payment equal to two times his or her highest W-2 income received from the Company and/or the Bank over the three years preceding the closing. Subject to certain limitations imposed by the “parachute payment” provisions (Section 280G) of the Internal Revenue Code, assuming that severance occurred within the scope of the Severance Agreements effective January 1, 2007, the amounts that would be payable to Mr. Moergeli and Ms. Brumley would be $391 and $266, respectively.

Also in 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over five years from the date of the plan. Expenses related to this plan were $48 in 2006, 2005 and 2004.

Note 13—Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock’s fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. At December 31, 2006, 18,797 remain available for purchase under this plan. No employee can purchase more than 420 shares of common stock in any given plan year; 1,748, 1,673 and 1,641 shares were purchased at a price of $16.00, $15.00 and $14.00 per share for the year’s ended December 31, 2006, 2005 and 2004, respectively.

Note 14—Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

As of December 31, 2006, the most recent notification from the Bank’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006
Tier 1 Capital (to average assets):
Consolidated	$22,609	10.62%	$8,519	4.00%	N/A	N/A
Bank	22,125	9.86	8,975	4.00	$11,219	5.00%
Tier 1 Capital (to risk-weighted assets):
Consolidated	22,609	12.36	7,316	4.00	N/A	N/A
Bank	22,125	11.97	7,394	4.00	11,091	6.00
Total Capital (to risk-weighted assets):
Consolidated	24,455	13.37	14,633	8.00	N/A	N/A
Bank	23,971	12.97	14,787	8.00	18,484	10.00

December 31, 2005
Tier 1 Capital (to average assets):
Consolidated	$20,740	10.71%	$7,747	4.00%	N/A	N/A
Bank	20,123	10.41	7,730	4.00	$9,662	5.00%
Tier 1 Capital (to risk-weighted assets):
Consolidated	20,740	14.70	5,645	4.00	N/A	N/A
Bank	20,123	14.29	5,632	4.00	8,448	6.00
Total capital (to risk-weighted assets):
Consolidated	22,310	15.81	11,290	8.00	N/A	N/A
Bank	21,692	15.41	11,265	8.00	14,081	10.00

Management believes, as of December 31, 2006, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $3,871 as of December 31, 2006 without regulatory approval.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 15—Condensed Financial Information—Parent Company Only

Condensed Balance Sheets—December 31

	2006	2005
Assets
Cash	$121	$299
Investment in the Bank	21,799	19,682
Premises and equipment	292	297
Other assets	124	157

Total assets	$22,336	$20,435

Liabilities
Dividend checks payable	$2	$3
Income taxes payable	—	—
Due to Bank	—	133
Accrued expenses	51	—

Total liabilities	$53	$136

Shareholders’ Equity	$22,283	$20,299

Total liabilities and shareholders’ equity	$22,336	$20,435

Condensed Statements of Income—Years Ended December 31

	2006	2005	2004
Operating Income
Dividend income from the Bank	$415	$350	$100
Other income	17	3	3

Total operating income	432	353	103

Operating Expenses	(364)	(202)	(182)

Income (loss) before income taxes and equity in undistributed income of the Bank	68	151	(79)

Income Tax Benefit	101	68	61

Income (loss) before income taxes and equity in undistributed income of the Bank	169	219	(18)

Equity in Undistributed Income of the Bank	2,003	1,868	1,436

Net income	$2,172	$2,087	$1,418

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Condensed Statements of Cash Flows—Years Ended December 31

	2006	2005	2004
Cash Flows from Operating Activities
Net income	$2,172	$2,087	$1,418
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiary	(2,003)	(1,868)	(1,436)
Depreciation	5	5	4
(Increase)decrease in other assets	33	(156)	1
(Decrease)increase in other liabilities	51	143	18
Payable to bank	(133)	104	29
Stock option compensation expense	60	—	—
Other	—	1	(20)
Net cash provided by operating activities	185	316	14

Cash Flows from Investing Activities
Investment in subsidiary	—	—	(750)
Net cash used in investing activities	—	—	(750)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	51	161	941
Payment for cash dividend	(414)	(341)	(219)
Net cash provided by (used in) financing activities	(363)	(180)	722

Net change in cash	(178)	136	(14)

Cash
Beginning of year	299	163	177

End of year	$121	$299	$163

Note 16—Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2006	2005	2004
Professional fees	$108	$118	$35
Data processing	424	434	416
Office supplies and expenses	119	110	90
State taxes	166	147	122
Director fees	131	125	119

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 17—Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2006
Basic earnings per share:
Net Income	$2,172	2,304,347	$0.94
Effect of dilutive securities:
Options and stock purchase plan	0	74,489	(0.03)
Diluted earnings per share:
Net income	$2,172	2,378,836	$0.91

Year Ended December 31, 2005
Basic earnings per share:
Net Income	$2,087	2,288,320	$0.91
Effect of dilutive securities:
Options and stock purchase plan	0	50,120	(0.03)
Diluted earnings per share:
Net income	$2,087	2,338,440	$0.88

Year Ended December 31, 2004
Basic earnings per share:
Net Income	$1,418	2,229,061	$0.64
Effect of dilutive securities:
Options and stock purchase plan	0	69,836	(0.02)
Diluted earnings per share:
Net income	$1,418	2,298,897	$0.62

Note 18—Comprehensive Income

The following table represents net unrealized gains and losses, less reclassification adjustments for the years ended,

	Before Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
2006
Unrealized holding gains arising during the year	$174	$(59)	$115
Reclassification adjustments for gains realized in net income	—	—	—

Net unrealized gains	$174	$(59)	$115

2005
Unrealized holding losses arising during the year	$(511)	$173	$(338)
Reclassification adjustments for gains realized in net income	—	—	—

Net unrealized (losses)	$(511)	$173	$(338)

2004
Unrealized holding losses arising during the year	$(369)	$125	$(244)
Reclassification adjustments for gains realized in net income	(14)	5	$(9)

Net unrealized (losses)	$(383)	$130	$(253)

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 19—Fair Values of Financial Instruments

The estimated fair values of the Bank’s financial instruments at December 31 were as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	$14,666	$14,666	$11,021	$11,021
Securities available for sale	35,641	35,641	46,573	46,573
Federal Home Loan Bank and Federal Reserve Bank stocks	860	860	735	735
Loans held for sale	356	361	1,790	1,821
Loans	164,585	164,541	120,866	119,014
Accrued interest receivable	1,083	1,083	863	863

Financial Liabilities
Deposits	$204,296	$204,669	$171,813	$171,802
Securities sold with agreements to repurchase	516	516	470	470
Note payable	—	—	29	29
Accrued interest payable	573	573	265	265

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank’s financial instruments will change when interest rate levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to do so in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

Note 20—Subsequent Event

On January 16, 2007, the Board of Directors approved a dividend in the amount of $.20 per share to be paid on or about March 2, 2007 to shareholders of record as of February 1, 2007.

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 21—Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2006

Interest income	$3,033	$3,437	$3,740	$3,881
Interest expense	790	1,075	1,273	1,391
Net interest income	2,243	2,362	2,467	2,490

Provision for credit losses	69	69	69	69

Non-interest income	354	343	462	317

Non-interest expense	1,732	1,963	1,758	2,132

Income before income taxes	796	673	1102	606

Income taxes	247	207	361	190

Net income	$549	$466	$741	$416

Earnings per common share:
Basic	$0.24	$0.20	$0.32	$0.18
Diluted	0.23	0.20	0.31	0.17

Year Ended December 31, 2005

Interest income	$2,412	$2,595	$2,883	$2,988
Interest expense	521	554	660	730
Net interest income	1,891	2,041	2,223	2,258

Provision for credit losses	54	54	46	45

Non-interest income	338	399	471	351

Non-interest expense	1,562	1,616	1,727	1,800

Income before income taxes	613	770	921	764

Income taxes	192	251	290	248

Net income	$421	$519	$631	$516

Earnings per common share:

Basic	$0.19	$0.23	$0.27	$0.22
Diluted	0.18	0.22	0.27	0.22

Year Ended December 31, 2004

Interest income	$2,134	$2,315	$2,433	$2,522
Interest expense	452	468	493	519
Net interest income	1,682	1,847	1,940	2,003

Provision for credit losses	69	69	69	69

Non-interest income	304	345	333	263

Non-interest expense	1,601	1,561	1,600	1,636

Income before income taxes	316	562	604	561

Income taxes	93	181	189	162

Net income	$223	$381	$415	$399

Earnings per common share:
Basic	$0.10	$0.17	$0.19	$0.18
Diluted	0.10	0.16	0.18	0.18

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Note 22—Operating Segments

Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure about Segments of an Enterprise and Related Information, requires public enterprises to report certain information about their operating segments in the financial statements. The basis for determining the Company’s operating segments is the way in which management operates the businesses. Mountain Bank Holding has identified three business segments, Community Banking under the name of Mt. Rainier National Bank, mortgage lending transactions under the name of Mt. Rainier Mortgage, and other which includes non-deposit financial product sales under the name of DFC Financial Services. The non-deposit financial product sales do not meet the quantitative thresholds to be considered reportable segments under FAS 131 even when combined. Community Banking includes the branch banking network which have been aggregated into one reportable segment due to their similar economic characteristics. Mt. Rainier Mortgage originates first and second lien mortgages for sale in the secondary market.

Summarized financial information concerning Mountain Bank Holding’s reportable segments is shown in the following table. The “Other” column includes non-deposit financial product sales.

	As of and for the year ended December 31, 2006
	Community Banking	Mt. Rainier Mortgage	Other	Consolidated
	(dollars in thousands)
Interest income	$14,050	$41	$—	$14,091
Interest expense	4,500	29	—	4,529

Net interest income	9,550	12	—	9,562

Provision for credit losses	276	—	—	276
Noninterest income	637	789	50	1,476
Noninterest expense	6,915	604	66	7,585

Income (loss) before income taxes	2,996	197	(16)	3,177
Provision for income taxes	937	68	—	1,005
Net income	2,059	129	(16)	2,172

Depreciation and amortization	499	21	—	520
Assets	229,790	136	(16)	229,910
Loans, net*	166,431	356	—	166,787
Deposits	204,296	—	—	204,296
Equity	22,170	129	(16)	22,283

Mountain Bank Holding Company and Subsidiary

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

	As of and for the year ended December 31, 2005
	Community Banking	Mt. Rainier Mortgage	Other	Consolidated
	(dollars in thousands)
Interest income	$10,453	$425	$—	$10,878
Interest expense	2,444	21	—	2,465

Net interest income	8,009	404	—	8,413

Provision for credit losses	199	—	—	199
Noninterest income	936	567	56	1,559
Noninterest expense	6,018	620	67	6,705

Income (loss) before income taxes	2,728	351	(11)	3,068
Provision for income taxes	861	120	—	981
Net income	1,867	231	(11)	2,087

Depreciation and amortization	419	8	—	427
Assets	194,291	244	(11)	194,524
Loans, net*	120,866	1,790	—	122,656
Deposits	171,813	—	—	171,813
Equity	20,079	231	(11)	20,299

	As of and for the year ended December 31, 2004
	Community Banking	Mt. Rainier Mortgage	Other	Consolidated
	(dollars in thousands)
Interest income	$9,182	$222	$—	$9,404
Interest expense	1,923	9	—	1,932

Net interest income	7,259	213	—	7,472

Provision for credit losses	276	—	—	276
Noninterest income	921	292	32	1,245
Noninterest expense	5,963	369	66	6,398

Income (loss) before income taxes	1,941	136	(34)	2,043
Provision for income taxes	578	47	—	625

Net income	1,363	89	(34)	1,418
Depreciation and amortization	529	5	—	534
Assets	177,588	91	(34)	177,645
Loans, net*	119,037	529	—	119,566
Deposits	157,600	—	—	157,600
Equity	18,514	89	(34)	18,569

*	Includes loans held for sale

Appendix A

PLAN AND AGREEMENT OF MERGER

AMONG

COLUMBIA BANKING SYSTEM, INC.

COLUMBIA STATE BANK

AND

MOUNTAIN BANK HOLDING COMPANY

MT. RAINIER NATIONAL BANK

Dated as of March 28, 2007

i

List of Schedules and Exhibits

SCHEDULES:

Schedule 3.1.3(i)(2)	Columbia Stock Option Plans

Schedule 3.1.3(ii)(2)	MBHC Stock Option Plans

Schedule 3.1.7	MBHC Material Contracts

Schedule 3.1.11(ii)	Third Party Consents

Schedule 3.1.12	Compliance with Laws

Schedule 3.2.1	Criticized/Classified Assets

Schedule 3.2.2	Investments

Schedule 3.2.3(a)	Real Property Owned in Fee

Schedule 3.2.3(b)	Other Real Property

Schedule 3.2.3(iii)	Branches and Offices

Schedule 3.2.5	Litigation

Schedule 3.2.7	Insurance Policies

Schedule 3.2.9(ii)	Employee Benefit Plans

Schedule 4.1.2	Ordinary and Usual Course

Schedule 4.1.7	Increases in Compensation

EXHIBITS:

Exhibit A:	Form of Affiliate Letter

Exhibit B:	Form of Legal Opinion of Counsel for MBHC and the Bank

Exhibit C:	Form of Legal Opinion of Counsel for Columbia and CB

v

PLAN AND AGREEMENT OF MERGER

AMONG

COLUMBIA BANKING SYSTEM, INC., COLUMBIA STATE BANK,

MOUNTAIN BANK HOLDING COMPANY AND MT. RAINIER NATIONAL BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of March 28, 2007, is made by and among COLUMBIA BANKING SYSTEM, INC. (“Columbia”), COLUMBIA STATE BANK (“CB”), MOUNTAIN BANK HOLDING COMPANY (“MBHC”) and MT. RAINIER NATIONAL BANK (the “Bank”).

PREAMBLE

The management and boards of directors of Columbia, CB, MBHC and the Bank, respectively, believe that the proposed Transaction, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A.	The Parties. The parties to the Transaction are as follows:

(1)	Columbia is a corporation duly organized and validly existing under Washington law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Columbia’s principal office is located in Tacoma, Washington. Columbia owns all of the outstanding common stock of CB.

(2)	CB is a state-chartered banking corporation duly organized and validly existing under Washington law with its principal office located in Tacoma, Washington.

(3)	MBHC is a corporation duly organized and validly existing under Washington law and is a registered bank holding company under the BHC Act. MBHC’s principal office is located in Enumclaw, Washington. MBHC owns all of the outstanding common stock of the Bank.

(4)	The Bank is a national banking association duly organized and validly existing under federal law with its principal office located in Enumclaw, Washington.

B.	The Mergers. On the Effective Date, (i) MBHC will merge with and into Columbia, with Columbia as the surviving entity; (ii) the Bank will merge with and into CB, with CB surviving as a wholly owned subsidiary of Columbia; and (iii) the Bank’s offices will operate as offices of CB. Columbia and CB intend to initially operate existing branches of the Bank as CB doing business as Mt. Rainier Bank.

C.	Board Approvals. The respective boards of directors of Columbia, CB, MBHC and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Mergers are subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval by MBHC’s shareholders; and

(3)	Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve”), (b) the Federal Deposit Insurance Corporation (“FDIC”), (c) the Washington State Department of Financial Institutions (the “Washington Department”), (d) the Office of the Comptroller of the Currency (the “OCC”), and (e) any other agencies having jurisdiction over the Mergers (collectively, “Regulatory Approvals”).

E.	Employment Agreements. CB has entered into employment agreements, each of which will take effect as of the Effective Date, subject to Closing, with Roy T. Brooks, MBHC’s Chairman, President and Chief

Executive Officer, Steve Moergeli, the Bank’s President and Chief Executive Officer, and Sheila Brumley, MBHC’s and the Bank’s Chief Financial Officer.

F.	Director Agreements. In connection with the parties’ execution of this Agreement, the directors of MBHC and the Bank, together with certain officers of the Bank, have entered into agreements, pursuant to which, among other things, each such individual has agreed to vote his or her shares of MBHC common stock in favor of the actions contemplated by this Agreement. In addition, all of the directors of MBHC and the Bank have entered into non-competition agreements.

G.	Fairness Opinion. MBHC has received from Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) an opinion to the effect that the Per Share Consideration is fair from a financial point of view to MBHC’s shareholders.

H.	Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, the Bank and CB have entered into a merger agreement, providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties—Tax Treatment. The parties intend the Transaction to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, Columbia, CB, MBHC and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings, and all references to Recitals and Sections are to the Recitals and Sections of this Agreement:

“Acquisition Proposal” has the meaning assigned to such term in Section 4.14.4(i).

“Agreement” means this Plan and Agreement of Merger.

“Appraisal Laws” has the meaning assigned to such term in Section 2.4.

“Asset Classification” has the meaning assigned to such term in Section 3.2.1(i).

“Bank” is Mt. Rainier National Bank, a national banking association, that has its head office in Enumclaw, Washington, and that is wholly owned by MBHC.

“Bank Merger” means the merger of the Bank with and into CB.

“Bank Merger Agreement” means the merger agreement described in Recital H.

“BHC Act” has the meaning assigned to such term in Recital A.

“Break-Up Fee” has the meaning assigned to such term in Section 7.6.1.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Washington are required by law to remain closed.

“CB” means Columbia State Bank, a Washington state chartered bank that has its head office in Tacoma, Washington, and that is wholly owned by Columbia.

“Columbia” is Columbia Banking System, Inc., a Washington corporation that has its principal place of business in Tacoma, WA, and that is a bank holding company registered pursuant to the BHC Act.

“Columbia Average Closing Price” has the meaning assigned to such term in Section 2.1.2.

“Columbia Common Stock” means the shares of Columbia common stock, no par value per share, issued and outstanding from time to time.

“Columbia Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(2).

“Columbia Option Plans” has the meaning assigned to such term in Section 3.1.3(i)(2).

“Columbia Options” means the stock options issued and outstanding pursuant to the Columbia Option Plans.

“Columbia Preferred Stock” has the meaning assigned to such term in Section 3.1.3(i)(1).

“Columbia Shares” means the shares of Columbia Common Stock to be issued to the holders of MBHC Common Stock in accordance with Section 2.1.2 of this Agreement.

“Certificate” means a stock certificate evidencing shares of MBHC Common Stock.

“Closing” means the closing of the Transaction contemplated by this Agreement, which will occur on the Effective Date, as more fully specified in Section 1.4 of this Agreement.

“Confidentiality Agreement” has the meaning assigned to such term in Section 4.14.2.

“Contracts” has the meaning assigned to such term in Section 3.1.11(ii).

“Converted Option” has the meaning assigned to such term in Section 2.2.2.

“Costs” has the meaning assigned to such term in Section 6.4.1.

“Daily Sales Price” has the meaning assigned to such term in Section 2.1.2.

“Davidson” has the meaning assigned to such term in Section 3.1.9.

“Determination Date” has the meaning assigned to such term in Section 2.1.2

“Determination Period” has the meaning assigned to such term in Section 2.1.2.

“Effective Date” means the date on which the Holding Company Merger becomes effective, as more fully specified in Section 1.4 of this Agreement.

“Employees” has the meaning assigned to such term in Section 3.2.9(ii).

“Environmental Laws” has the meaning assigned to such term in Section 3.2.10(i)(2).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Exchange Agent” means an agent selected by Columbia and reasonably satisfactory to MBHC.

“Exchange Fund” has the meaning assigned to such term in Section 2.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” has the meaning assigned to such term in Section 3.1.8.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(1).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” has the meaning assigned to such term in Section 3.1.11(i).

“Hazardous Substances” has the meaning assigned to such term in Section 3.2.10(i)(3).

“Holding Company Merger” means the merger of MBHC with and into Columbia .

“Indemnified Parties” has the meaning assigned to such term in Section 6.4.1.

“IRC” means the U.S. Internal Revenue Code of 1986, as amended.

“Knowledge” has the meaning assigned to such term in Section 3.1.8.

“Liens” has the meaning assigned to such term in Section 3.1.3(i)(5).

“Material Adverse Effect” has the meaning assigned to such term in Section 3.1.6.

“MBHC” is Mountain Bank Holding Company, a Washington corporation that has its principal place of business in Enumclaw, Washington, and that is a bank holding company registered pursuant to the BHC Act.

“MBHC Common Stock” means the shares of MBHC common stock, no par value per share, issued and outstanding from time to time.

“MBHC Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(4).

“MBHC Meeting” has the meaning assigned to such term in Section 4.2.2(ii).

“MBHC Merger Fees” has the meaning assigned to such term in 5.2.4.

“MBHC Option Plans” has the meaning assigned to such term in Section 3.1.3(ii)(2).

“MBHC Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the MBHC Option Plans.

“Merger Consideration” has the meaning assigned to such term in Section 2.1.2.

“Merger Fees” has the meaning assigned to such term in Section 5.2.4.

“Mergers” means the Holding Company Merger and the Bank Merger.

“OCC” means the Office of the Comptroller of the Currency.

“Option Consideration” has the meaning assigned to such term in Section 2.2.1.

“Pension Plan” has the meaning assigned to such term in Section 3.2.9(iii).

“Perfected Dissenting Shares” has the meaning assigned to such term in Section 2.4.

“Per Share Cash Consideration” has the meaning assigned to such term in Section 2.1.2.

“Per Share Consideration” has the meaning assigned to such term in Section 2.1.2.

“Per Share Stock Consideration” has the meaning assigned to such term in Section 2.1.2.

“Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.2.9(i).

“Property” or “Properties” has the meaning assigned to such term in Section 3.2.3.

“Proposed Dissenting Shares” means shares of MBHC Common Stock whose holders provide notice of intent to demand payment to MBHC prior to the MBHC Meeting and do not vote in favor of the Holding Company Merger in accordance with Section 23B.13.210 of the Revised Code of Washington.

“Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1(i) of this Agreement, to be provided to each shareholder of MBHC in connection with their consideration and approval of the Holding Company Merger.

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(i).

“Regulatory Approvals” has the meaning assigned to such term in Recital D.

“Reports” has the meaning assigned to such term in Section 3.1.5(ii).

“Representatives” has the meaning assigned to such term in Section 4.14.1.

“Sandler O’Neill” has the meaning assigned to such term in Recital G.

“SEC” has the meaning assigned to such term in Section 3.1.5(i).

“Securities Act” has the meaning assigned to such term in Section 3.1.5(ii).

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(ii).

“Subject Property” has the meaning assigned to such term in Section 3.2.10(i)(1).

“Subsequent Columbia Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(3).

“Subsequent MBHC Financial Statements” has the meaning assigned to such term in Section 3.1.5(iv)(5).

“Subsidiary” has the meaning assigned to such term in Section 3.1.2.

“Superior Proposal” has the meaning assigned to such term in Section 4.14.4(ii).

“Tangible Equity Capital” has the meaning assigned to such term in Section 5.2.3.

“Tax” has the meaning assigned to such term in Section 3.2.6.

“Termination Date” means October 15, 2007.

“Termination Fee” has the meaning assigned to such term in Section 7.4.

“Trading Day” has the meaning assigned to such term in Section 2.1.2.

“Transaction” means the consummation of the Mergers in accordance with this Agreement.

“Washington Department” has the meaning assigned to such term in Recital D.

“Washington Director” means the Director of the Washington Department.

“Withdrawn Dissenting Shares” has the meaning assigned to such term in Section 2.4.

SECTION 1.

MERGER

1.1	Transaction. Subject to the terms and conditions set forth in this Agreement and in the Schedules and Exhibits, MBHC will merge with and into Columbia in the Holding Company Merger pursuant to this Agreement, and the Bank will merge with and into CB in the Bank Merger pursuant to the Bank Merger Agreement.

1.2	Mergers.

1.2.1	Holding Company Merger. Upon Closing of the Holding Company Merger, pursuant to the provisions of this Agreement and applicable law, all shares of MBHC Common Stock issued and outstanding immediately prior to Closing, except for Proposed Dissenting Shares, will, by virtue of the Holding Company Merger and without any action on the part of any holder of shares of MBHC Common Stock, be converted into the right to receive the Per Share Consideration described in Section 2.1 of this Agreement.

1.2.2	Bank Merger. Immediately following the closing of the Holding Company Merger, pursuant to the terms and conditions of the Bank Merger Agreement, the Bank will be merged into CB, with CB as the resulting bank.

1.3	Effect of Merger.

1.3.1	Board of Directors; Advisory Directors.

(i)	The directors of MBHC will be invited by Columbia to serve as advisory directors of CB until December 31, 2008. Advisory directors will receive Indemnification Agreements as set forth in Section 6.4.5.

(ii)	All directors of MBHC and the Bank immediately prior to the Effective Date will be entitled to indemnification and director and officer liability insurance as set forth in Section 6.4.4.

1.3.2	Subsidiary. CB intends to operate the branches of the Bank in operation immediately prior to the Effective Date as “Columbia Bank doing business as Mt. Rainier Bank.”

1.4	Effective Date and Closing.

1.4.1

Closing. The Closing will occur on the Effective Date. The Holding Company Merger shall be consummated by the filing with the Washington Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the Revised Code of

Washington, and by the issuance of a Certificate of Merger by the Secretary of State of Washington. Unless Columbia and MBHC agree upon a different date, Closing will occur no later than the date ten (10) Business Days after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by, Section 5 of this Agreement. If Closing does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Closing, either party may terminate this Agreement in accordance with Section 7.1 of this Agreement.

1.4.2	Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or prior to the Effective Date, then no Transaction will occur unless the adversely affected party waives the default.

1.4.3	Place of Closing. The Closing will take place at the office of Graham & Dunn PC, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington, or such other place as the parties agree, at 10:00 a.m. Pacific Time on the Effective Date.

SECTION 2.

CONSIDERATION

2.1	Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

2.1.1	Outstanding Columbia Common Stock. The shares of Columbia Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of Columbia Common Stock.

2.1.2	Outstanding MBHC Common Stock. Each share of MBHC Common Stock (other than Proposed Dissenting Shares) issued and outstanding immediately prior to the Effective Date will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from Columbia the Per Share Consideration.

For purposes of this Agreement:

“Columbia Average Closing Price” means the average Daily Sales Price of Columbia Common Stock for the Determination Period.

“Daily Sales Price” for any Trading Day means the daily closing price per share of Columbia Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

“Determination Date” means the fifth (5th) business day immediately prior to the Effective Date.

“Determination Period” means the fifteen (15) Trading Days prior to the Determination Date.

“Merger Consideration” means the aggregate value of the Per Share Stock Consideration and the Per Share Cash Consideration payable or issuable pursuant to this Agreement, together with payments made with respect to Perfected Dissenting Shares, if any.

“Per Share Cash Consideration” means cash in an amount equal to $11.25, subject to the provisions of Section 7.2.

“Per Share Consideration” means (x) the Per Share Stock Consideration and (y) the Per Share Cash Consideration.

“Per Share Stock Consideration” means the number of shares of Columbia Common Stock equal to the quotient, rounded to the nearest 10,000th, obtained by dividing $13.75 by the Columbia Average Closing

Price, provided, however, that if the Columbia Average Closing Price is greater than or equal to $37.50, the Per Share Stock Consideration will be 0.3667, and if the Columbia Average Closing Price is equal to or less than $32.50, the Per Share Stock Consideration will be 0.4231, subject in each case to the provisions of Section 7.2.

“Trading Day” means a day on which Columbia Common Stock is traded on NASDAQ.

2.1.3	Change in Equity Capital. If, after the date of this Agreement but before the Effective Date, the number of shares of Columbia Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (excluding increases in number due to issuances of shares upon granting of restricted stock awards or the exercise of any outstanding options), then a proportionate adjustment will be made to the Per Share Consideration.

2.2	Outstanding MBHC Options.

2.2.1	Exercise After Execution Date. If any holder of a stock option to acquire MBHC Common Stock (a “MBHC Option”) exercises such MBHC Option after the Execution Date and before the Effective Date, the shares of MBHC Common Stock issued upon such exercise will be converted at the Effective Date, into the right to receive the Per Share Consideration (the “Option Consideration”).

2.2.2

Conversion on the Effective Date. On the Effective Date, by virtue of the Transaction, and without any action on the part of any holder of a MBHC Option, each MBHC Option that is then outstanding and unexercised will be converted into and become an option (a “Converted Option”) to purchase Columbia Common Stock on the same terms and conditions as are in effect with respect to the MBHC Option immediately prior to the Effective Date, except that (A) each such Converted Option may be exercised solely for shares of Columbia Common Stock, (B) the number of shares of Columbia Common Stock subject to such Converted Option will be equal to the number of shares of MBHC Common Stock subject to such MBHC Option immediately prior to the Effective Date multiplied by the quotient, rounded to the nearest 10,000th, obtained by dividing the value of the Per Share Consideration by the Columbia Average Closing Price, the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per-share exercise price for each such Converted Option will be adjusted by dividing the per share exercise price of the MBHC Option by the quotient, rounded to the nearest 10,000th, obtained by dividing the value of the Per Share Consideration by the Columbia Average Closing Price, the product being rounded, if necessary, up or down to the nearest cent.

2.2.3	Form S-8. Within thirty (30) days following the Effective Date, Columbia will prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of Columbia Common Stock to be issued upon the exercise of the Converted Options.

2.2.4	Notice to Option Holders. Within fifteen (15) days following the Effective Date, Columbia will deliver to each holder of a Converted Option a written statement setting forth the number of shares of Columbia Common Stock that are subject to such holder’s Converted Option, the per-share exercise price of such Converted Option, and the date on which such Converted Option will terminate.

2.3	No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Columbia Common Stock will be issued. In lieu of fractional shares, if any, each holder of MBHC Common Stock who is otherwise entitled to receive a fractional share of Columbia Common Stock will receive an amount of cash equal to the product of such fractional share multiplied by the Columbia Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

2.4

Payment to Dissenting Shareholders. For purposes of this Agreement, “Perfected Dissenting Shares” means Proposed Dissenting Shares whose holders have demanded payment following the MBHC Meeting in accordance with Section 23B.13.230 of the Revised Code of Washington and have taken all other steps necessary to exercise their dissenters’ rights under Chapter 23B.13 of the Revised Code of Washington (“Appraisal Laws”). Each outstanding Perfected Dissenting Share will be converted into the rights provided under the Appraisal Laws in accordance with the Appraisal Laws, unless the holder thereof fails to make demand for payment in accordance with Section 23B.13.230 of the Revised Code of Washington, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Date into the right to receive from Columbia the Per Share Consideration, without any interest. To the extent a holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the Appraisal Laws, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her MBHC Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Perfected Dissenting Shares from Columbia (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

2.5	Deposit of Cash and Shares. On or before the Effective Date, Columbia will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Section 2.5, (i) certificates representing the Columbia Shares to be issued in exchange for outstanding shares of MBHC Common Stock pursuant to Section 2.1.2; (ii) such cash as will be necessary to pay the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.3. Such cash and certificates for Columbia Shares are referred to in this Agreement as the “Exchange Fund.”

2.6	Certificates.

2.6.1	Surrender of Certificates. Subject to Section 2.4, each Certificate (other than those evidencing Proposed Dissenting Shares) will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Consideration (or to receive the cash for fractional shares) to which the MBHC Common Stock is converted in accordance with the provisions of this Section 2.6.1. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent, together with a properly completed and executed form of transmittal letter, in order to effect their exchange for (i) certificates representing Columbia Common Stock; (ii) a check representing the Per Share Cash Consideration; and (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing Columbia Shares, the Per Share Cash Consideration, or cash in lieu of fractional shares.

2.6.2	Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Columbia Shares be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing Columbia Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

2.6.3	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing Columbia Shares and pay the Per Share Consideration and cash in lieu of fractional shares in exchange therefor, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns MBHC Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Columbia may require.

2.6.4

Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Columbia Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this

Agreement to receive a certificate representing Columbia Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 2.6.3 above) in exchange for certificates representing Columbia Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of MBHC Common Stock on a date before the Effective Date. When the holder surrenders his or her Certificates in exchange for Columbia Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of Columbia Shares into which the holder’s MBHC Common Stock was converted at the Effective Date.

2.6.5	Checks in Other Names. Any person requesting that a check for the aggregate Per Share Cash Consideration or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

2.6.6	Affiliates. Certificates that are surrendered for exchange by any person constituting an “affiliate” of MBHC for purposes of Rule 145 under the Securities Act will not be exchanged for certificates representing Columbia Shares until Columbia has received a written agreement from such person as specified in Section 4.3.1.

2.6.7	Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of MBHC for 6 months after the Effective Date may be paid to Columbia. To the extent so paid, holders of MBHC Common Stock who have not, prior to such time, complied with the provisions of this Section 2.6 will, from such time forward, look only to Columbia for payment of the Per Share Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Columbia Shares deliverable with respect to each share of MBHC Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Columbia nor MBHC will be liable to any holder of MBHC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.7	Reservation of Right to Revise Transaction Structure. Notwithstanding any other provision in this Agreement to the contrary, Columbia may, with MBHC’s consent (which will not be unreasonably withheld), at any time change the method of effecting its acquisition of MBHC and the Bank; provided, however, that (A) no such change shall alter or change the amount, proportions or kind of consideration to be issued to holders of MBHC Common Stock as provided for in this Agreement, (B) no such change shall adversely affect the tax treatment to holders of MBHC Common Stock as a result of receiving such consideration, and (C) no delay caused by such a change shall be the basis upon which Columbia terminates this Agreement pursuant to Section 7.1. If the parties elect to change the method of acquisition, they will cooperate with and assist one another with any necessary amendment to this Agreement, and with the preparation and filing of such applications, documents, instruments and notices as may be necessary or desirable, in the opinion of counsel for Columbia, to obtain all necessary shareholder approvals and approvals of any regulatory agency, administrative body or other governmental entity.

SECTION 3.

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties. Subject to Section 3.4, and except as expressly set forth in a schedule to this Agreement, MBHC and the Bank each represent and warrant to Columbia and CB, and Columbia and CB each represent and warrant to MBHC and the Bank, the following:

3.1.1	Corporate Organization and Qualification.

(i)	With respect to Columbia and MBHC only, it is a corporation organized and validly existing under the laws of the state of Washington, it is a registered bank holding company under the Bank

Holding Company Act of 1956, as amended, and its activities do not require it to be qualified in any jurisdiction other than Washington or, with respect to Columbia, Washington and Oregon.

(ii)	With respect to CB only, it is a state-chartered bank organized and validly existing under the laws of the state of Washington, and its activities do not require it to be qualified in any jurisdiction other than Washington.

(iii)	With respect to the Bank only, it is a national bank organized and validly existing under federal law.

(iv)	It has the requisite corporate power and authority to own or lease its properties and assets and to carry on its businesses as they are now being conducted.

(v)	It has made available to the other party to this Agreement a complete and correct copy of its articles of incorporation or association, as applicable, and bylaws, each as amended to date and currently in full force and effect.

3.1.2	Subsidiaries. In this Agreement, the term “Subsidiary” with respect to a party means any corporation, partnership, financial institution, trust company, or other entity owned or controlled by that party or any of its subsidiaries or affiliates (or owned or controlled by that party together with one or more of its subsidiaries or affiliates). A Subsidiary is considered to be owned or controlled by a party if that party or any of its Subsidiaries (individually or together with the party) directly or indirectly owns, controls, or has the ability to exercise 50% or more of the voting power or capital stock of the Subsidiary.

(i)	With respect to Columbia, each of its Subsidiaries is a corporation or statutory trust organized and validly existing under Oregon or Washington law, as the case may be, and is qualified to do business in each jurisdiction where the property owned, leased, or operated, or the business conducted by the Subsidiary, requires this qualification.

(ii)	With respect to MBHC, each of its Subsidiaries is a national banking association or statutory trust organized and validly existing under federal or Washington law, and is qualified to do business in each jurisdiction where the property owned, leased, or operated, or the business conducted by the Subsidiary, requires this qualification.

(iii)	With respect to Columbia, each of its Subsidiaries has the requisite corporate or statutory trust power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

(iv)	With respect to MBHC, each of its Subsidiaries has the requisite corporate or statutory trust power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

3.1.3	Capital Stock.

(i)	Columbia. Columbia represents:

(1)	as of the Execution Date, Columbia’s authorized capital stock consists of 63,034,000 shares of common stock with no par value (“Columbia Common Stock”), of which 16,100,632 shares are issued and outstanding, and 2,000,000 shares of preferred stock with no par value, none of which is outstanding (“Columbia Preferred Stock”);

(2)	as of the Execution Date, options or rights to acquire not more than an aggregate of 285,780 shares of Columbia Common Stock (subject to adjustment on the terms set forth in the Columbia Option Plans) are outstanding under the stock option plans listed in Schedule 3.1.3(i)(2) (“Columbia Option Plans”);

(3)	no shares of Columbia Common Stock are reserved for issuance, other than the shares reserved for issuance under the Columbia Option Plans, and Columbia has no shares of Columbia Preferred Stock reserved for issuance;

(4)	all outstanding shares of Columbia Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

(5)	all outstanding shares of capital stock of each of Columbia’s Subsidiaries owned by Columbia or a Subsidiary of Columbia have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal law or Section 33.44.020 of the Revised Code of Washington, and are owned by Columbia or a Subsidiary of Columbia free and clear of all liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind (collectively, “Liens”); and

(6)	except as set forth in this Agreement, in the Columbia Option Plans, or in any acquisition transaction which may occur from time to time, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of Columbia or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of Columbia (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

(ii)	MBHC. MBHC represents:

(1)	as of the Execution Date, MBHC’s authorized capital stock consists of 10,500,000 shares of common stock with no par value (“MBHC Common Stock”), of which 2,322,939 shares are issued and outstanding;

(2)	as of the Execution Date, options or rights to acquire not more than an aggregate of 147,325 shares of MBHC Common Stock (subject to adjustment on the terms set forth in the MBHC Option Plans) are outstanding under the stock option plans listed in Schedule 3.1.3(ii)(2) (“MBHC Option Plans”);

(3)	no shares of MBHC Common Stock are reserved for issuance, other than the shares reserved for issuance under the MBHC Option Plans, and MBHC has no shares of MBHC Preferred Stock reserved for issuance;

(4)	all outstanding shares of MBHC Common Stock have been duly authorized and validly issued and are fully paid and nonassessable;

(5)	all outstanding shares of capital stock of each of MBHC’s Subsidiaries owned by MBHC or a Subsidiary of MBHC have been duly authorized and validly issued and are fully paid and nonassessable, except to the extent any assessment is required under federal law, and are owned by MBHC or a Subsidiary of MBHC free and clear of all Liens; and

(6)	except as set forth in this Agreement or in the MBHC Option Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities, or other agreements or commitments of MBHC or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other equity securities of MBHC (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities).

3.1.4	Corporate Authority.

(i)	It has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, subject (in MBHC’s case) only to the approval by MBHC’s shareholders of the Holding Company Merger.

(ii)	This Agreement is a valid and legally binding agreement of it, enforceable in accordance with the terms of this Agreement, subject to receipt of Regulatory Approval and, (in MBHC’s case) only to the approval by MBHC’s shareholders of the Holding Company Merger.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2004, it and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that it was or is required to file with (1) the Securities and Exchange Commission (“SEC”), (2) the Federal Reserve Board, (3) the FDIC, (4) the OCC, and (5) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied (or will comply, in the case of reports or statements filed after the Execution Date) as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates (and, in the case of reports or statements filed before the Execution Date, without giving effect to any amendments or modifications filed after the Execution Date).

(ii)	Delivery to Other Party of Reports. It has delivered or otherwise made available to the other party a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended, (“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and Blue Sky laws (collectively, the “Securities Laws”) filed, used or circulated by it with respect to periods since January 1, 2001, through the Execution Date. It will promptly deliver to the other party each such Report filed, used or circulated after the Execution Date, each in the form (including related exhibits and amendments) filed with the SEC or the FDIC (or if not so filed, in the form used or circulated), other than Reports that are publicly available.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of its balance sheets included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of it and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the Financial Statements fairly presents (or, in the case of Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, retained earnings and cash flows, as the case may be, of it and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

(1)	“Financial Statements” means: (i) in Columbia’s case, the Columbia Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent Columbia Financial Statements); and (ii) in MBHC’s case, the MBHC Financial Statements (or for periods ending on a date following the Execution Date, the Subsequent MBHC Financial Statements).

(2)	“Columbia Financial Statements” means Columbia’s (i) audited consolidated balance sheet as of December 31, 2006 and 2005 and the related audited consolidated statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2006, 2005 and 2004; and (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2006 but preceding the Execution Date, and the related unaudited consolidated statements of income, cash flows and changes in shareholders’ equity for each such quarter.

(3)	“Subsequent Columbia Financial Statements” means Columbia’s unaudited consolidated balance sheets and related consolidated statements of income, cash flows and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

(4)	“MBHC Financial Statements” means MBHC’s audited balance sheet as of December 31, 2006 and 2005, and the related audited statements of income, cash flows and changes in shareholders’ equity for each of the years ended December 31, 2006, 2005 and 2004; and (ii) unaudited balance sheet as of the end of each fiscal quarter following December 31, 2006 but preceding the Execution Date, and the related unaudited statements of income, cash flows and changes in shareholders’ equity for each such quarter.

(5)	“Subsequent MBHC Financial Statements” means MBHC’s unaudited balance sheets and related statements of income, cash flows and shareholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

3.1.6	Absence of Certain Events and Changes. Except as disclosed in its Financial Statements and Reports, since January 1, 2004: (1) it and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of the businesses, and (2) no change or development or combination of changes or developments has occurred that, individually or in the aggregate, is reasonably likely to result in a Material Adverse Effect with respect to it or its Subsidiaries. For purposes of this Agreement, “Material Adverse Effect” with respect to any party means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of such party and its Subsidiaries taken as a whole; or (2) materially and adversely affects the ability of such party to consummate the transactions contemplated by this Agreement by the Termination Date or to perform its material obligations under this Agreement. No Material Adverse Effect will be deemed to have occurred on the basis of any effect resulting from actions or omissions of any party taken with the explicit prior consent of the other party to this Agreement.

3.1.7	Material Agreements.

(i)	Except for the Columbia and MBHC Option Plans, respectively, and arrangements made after the date of and in accordance with the terms of this Agreement, it and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the Execution Date and (2) has not been filed with or incorporated by reference in its Reports or set forth in Schedule 3.1.7.

(ii)	Neither it nor any of its Subsidiaries is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.8	Knowledge as to Conditions. Its President, Chief Executive Officer, Chief Credit Officer and Chief Financial Officer (collectively, “Executive Officers”) have no actual knowledge (“Knowledge”) of any reason why the Regulatory Approvals and, to the extent necessary, any other approvals, authorizations, filings, registrations, and notices should not be obtained without the imposition of any condition or restriction that is reasonably likely to have a Material Adverse Effect with respect to it, or its Subsidiaries, or the opinion referred to in Section 5.2.11.

3.1.9	Brokers and Finders. Neither it, its Subsidiaries, nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated in this Agreement, except that MBHC has retained Sandler O’Neill, and Columbia has retained D.A. Davidson & Co. (“Davidson”) as their respective financial advisors pursuant to letter agreements that have been disclosed to the other party to this Agreement.

3.1.10	Loan and Lease Losses. Its Executive Officers have no Knowledge of any reason why the allowance for loan and lease losses shown in the balance sheets included in the Financial Statements, was not adequate as of those dates, respectively, to provide for estimable and probable losses, net of recoveries relating to loans not previously charged off, inherent in its loan portfolio.

3.1.11	Governmental Filings; No Violations.

(i)	Filings. Other than the Regulatory Approvals and other than as required under the Securities Laws, no notices, reports or other filings are required to be made by it with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Mergers.

(ii)	Violations. The execution, delivery and performance of this Agreement does not and will not, and the consummation by it of the applicable Merger will not, constitute or result in: (1) a breach or violation of, or a default under, its articles of incorporation or association or its bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) by which it is bound or to which it is a party; or (3) a violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 3.1.11(ii) contains a list of all consents it must obtain from third parties under any Contracts before consummation of the Merger.

3.1.12	Compliance with Laws. Except as disclosed in Schedule 3.1.12, it:

(i)	is in compliance, in the conduct of its business, with all applicable federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees, including the Bank Secrecy Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all applicable fair lending laws or other laws relating to discrimination;

(ii)	has all permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies (including the Washington Department, the Federal Reserve, the OCC, and the FDIC) that are required in order to permit it to carry on its business as presently conducted;

(iii)	has not received since January 1, 2004, any notification or communication from any Governmental Entity (including any bank, insurance and securities regulatory authorities) or its staff (1) asserting a failure to comply with any of the statutes, regulations or ordinances that such Governmental Entity enforces, (2) threatening to revoke any license, franchise, permit or governmental authorization, or (3) threatening or contemplating revocation or limitation of, or that would have the effect of revoking or limiting, FDIC deposit insurance (nor, to the Knowledge of its Executive Officers, do any grounds for any of the foregoing exist); and

(iv)	is not required to notify any federal banking agency before adding directors to its board of directors or employing senior executives.

3.2	MBHC’s and the Bank’s Additional Representations.

3.2.1	Asset Classification.

(i)	Schedule 3.2.1 sets forth a list, accurate and complete as of March 19, 2007, except as otherwise expressly noted in Schedule 3.2.1, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of its loans, extensions of credit and other assets that have been criticized or classified by any Governmental Entity, by any outside auditor, or by any internal audit.

(ii)	Except as shown on Schedule 3.2.1, no amounts of loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by it before the Execution Date.

3.2.2	Investments. Schedule 3.2.2 lists all investments (except investments in securities issued by federal, state or local government or any subdivision or agency thereof) made by it in an amount greater than $25,000 or which represent an ownership interest of more than 5% in any corporation, company, partnership, or other entity. All investments comply with all applicable laws and regulations.

3.2.3	Properties. For purposes of this Agreement, “Property” or “Properties” means any real property that MBHC or the Bank owns in fee or leasehold title, other than “other real estate owned.”

(i)	Schedule 3.2.3(a) sets forth a true, correct and complete list description of all of the real property owned in fee by MBHC and the Bank and Schedule 3.2.3(b) sets forth a true, correct and complete list description of all other real property of MBHC and the Bank, including leasehold property. Neither MBHC nor the Bank is a party to any real property lease, whether as landlord, tenant, guarantor or otherwise. Except as disclosed or reserved against in its Financial Statements or in Schedule 3.2.3, it has good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in its Reports as being owned or leased by it as of the Execution Date. Except as disclosed in Schedule 3.2.3, all buildings and structures on the Properties and the equipment located thereon are in all material respects in good operating condition and repair and conform in all respects to all applicable laws, ordinances and regulations.

(ii)	To the Knowledge of its Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis are owned by it or are held under leases or subleases by it, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(iii)	Schedule 3.2.3(iii) lists all of its existing branches and offices and all new branches or offices it has applied to establish or purchase, along with the cost to establish or purchase those new branches. All of its existing branches and offices are owned by MBHC or the Bank.

(iv)	MBHC or the Bank has provided to Columbia copies of existing title policies held in its files relating to the Property, and to the Knowledge of its Executive Officers, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.2.4	Anti-takeover Provisions. It has taken all necessary action to exempt the Mergers and this Agreement from (a) all applicable Washington State law anti-takeover provisions, if any, and (b) any takeover-related provisions of its articles of incorporation, or articles of association in the case of the Bank, or bylaws.

3.2.5	Litigation. Except as disclosed in its Financial Statements or in Schedule 3.2.5, before the Execution Date:

(i)	no criminal or administrative investigations or hearings, before or by any Governmental Entity, or civil, criminal or administrative actions, suits, claims or proceedings, before or by any person (including any Governmental Entity) are pending or, to the Knowledge of its Executive Officers, threatened, against it (including under the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, or any other fair lending law or other law relating to discrimination); and

(ii)	neither (i) it nor, to the Knowledge of its Executive Officers, any of its officers, directors, or controlling persons nor (ii) its property, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and it has not been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

3.2.6	Taxes. For purposes of this Section 3.2.6, “Tax” includes any tax or similar governmental charge, impost, or levy (including income taxes, franchise taxes, transfer taxes or fees, stamp taxes, sales taxes, use taxes, excise taxes, ad valorem taxes, withholding taxes, worker’s compensation, payroll taxes, unemployment insurance, social security, minimum taxes, or windfall profits taxes), together with any related liabilities, penalties, fines, additions to tax, or interest, imposed by the United States or any state, county, provincial, local or foreign government or subdivision or agency of the United States.

(i)	All federal, state and local Tax returns, including all information returns, it is required to file have been timely filed or requests for extensions have been timely filed. If any extensions were filed, they have been or will be granted by Closing and will not have expired. All filed returns are complete and accurate in all material respects.

(ii)	Except as disclosed in its Financial Statements:

(1)	all taxes attributable to it that are or were due or payable (without regard to whether such taxes have been assessed) have been paid in full or have been adequately provided for in its Financial Statements in accordance with GAAP;

(2)	adequate provision in accordance with GAAP has been made in its Financial Statements relating to all Taxes for the periods covered by such Financial Statements that were not yet due and payable as of the Execution Date, regardless of whether the liability for such Taxes is disputed;

(3)	as of the Execution Date and except as disclosed in its Financial Statements, there is no outstanding audit examination, deficiency, refund, litigation or outstanding waiver or agreement extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any Taxes;

(4)	all Taxes with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or have been recorded on its Financial Statements (in accordance with GAAP);

(5)	it is not a party to a Tax sharing or similar agreement or any agreement under which it has indemnified any party with respect to Taxes; and

(6)	the proper and accurate amounts have been withheld from all employees (and timely paid to the appropriate Governmental Entity or set aside in an account for these purposes) for all periods through the Effective Date in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws (including income, social security and employment tax withholding for all types of compensation).

3.2.7	Insurance. It has taken all requisite action (including the making of claims and the giving of notices) under its directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters regarding which its Executive Officers have Knowledge (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.2.7 lists all directors’ and officers’ liability insurance policies and other insurance policies maintained by it.

3.2.8	Labor Matters. It is not a party to, nor bound by, any collective bargaining agreement, contract or other agreement or understanding with any labor union or labor organization. It is not the subject of any proceeding: (1) asserting that it has committed an unfair labor practice or (2) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving it is pending or, to the Knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.9	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, (“ERISA”), as amended, maintained by MBHC or the Bank and any other plan, program or arrangement whether written or underwritten, maintained by MBHC or the Bank for the purpose of providing any benefit to employees or former employees. MBHC or the Bank is not now nor has it ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 3.2.9(ii) sets forth a list of all Plans, including stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, as of the Execution Date and any Plans maintained by MBHC or the Bank within the last three years (if different). True and complete copies of the Plans (and, as applicable, copies of summary plan descriptions, summary annual reports, annual reports on Form 5500 for the past three years including the accompanying auditor’s reports, actuarial reports, insurance contracts, any correction program correspondence, the most recent IRS determination letter, reports under Financial Accounting Standards Board Statement No. 106 relating to such Plans, and any other related documents reasonably requested by Columbia) covering its current or former employees or directors (“Employees”), including Plans and related amendments, have been or will be provided to Columbia.

(iii)

To the Knowledge of MBHC’s Executive Officers, all Plans are in substantial compliance with ERISA and the IRC, to the extent applicable, and all other applicable laws. Each Plan, that is an employee pension benefit plan within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and neither MBHC nor the Bank are aware of any circumstances that would result in revocation of any such favorable determination letter. No litigation relating to Plans is pending or, to the Knowledge of its Executive Officers, threatened. To the Knowledge of MBHC’s Executive Officers, neither MBHC nor the Bank has engaged in a transaction with respect to any Plan that could subject it to a penalty imposed by either IRC Section 4975 or ERISA Section 502(i). To the Knowledge of MBHC’s Executive Officers, no reporting and disclosure violation has occurred and no IRS or Department of Labor action against MBHC, the Bank, or the Plan is ongoing or was threatened or closed within the last three years.

(iv)	To the Knowledge of MBHC’s Executive Officers, all contributions that MBHC and the Bank are or were required to make under the terms of any Plans have been timely made or, if not yet due, have been reflected in its Financial Statements. None of its Plans has an accumulated funding deficiency (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither MBHC nor the Bank have provided, nor are they required to provide, security to any Pension Plan under IRC Section 401(a)(29), IRC Section 412(f)(3), or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in its Financial Statements, it has no obligations for retiree health and life insurance benefits.

(vi)	No restrictions exist on its rights to amend or terminate any Plan without incurring liability under the Plan in addition to normal liabilities for benefits.

(vii)	To the Knowledge of MBHC’s Executive Officers, all Plans subject to the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”), or continuation coverage requirements under applicable state law, and all Plans subject to the health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) have been administered in compliance with those laws.

(viii)	To the Knowledge of MBHC’s Executive Officers, all MBHC Options have been granted with an exercise price at or above fair market value and are dated as of the date actually granted.

(ix)	To the Knowledge of MBHC’s Executive Officers, no Plan has had a reportable event within the meaning of ERISA Section 4043(c).

(x)	Except as disclosed in its Financial Statements or pursuant to the MBHC Option Plans or as provided in a Schedule to this Agreement, the transactions contemplated by this Agreement will not result in: (1) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (2) any material increase in benefits under any Compensation Plan or (3) payment of any severance or similar compensation under any Compensation Plan.

3.2.10	Environmental Matters.

(i)	For purposes of this Section 3.2.10, the following definitions apply:

(1)	“Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it participates in the management, including participating in the management of the owner or operator of the property; (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over; and (iv) all Property.

(2)	“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between MBHC or the Bank and any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment, natural resources or human health.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment.

(ii)	MBHC and the Bank is and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would result in noncompliance with such Environmental Laws.

(iii)	No notices of non-compliance, information requests or notices of potential responsibility or proceedings involving it or any Subject Property, and to the Knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, or investigations, relating to:

(1)	an asserted liability of it or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(iv)	No storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, MBHC and the Bank does not own, possess or control any PCBs, and the Subject Property does not contain PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(v)	No part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi)	To the Knowledge of its Executive Officers, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.3	Columbia Additional Representation. Columbia has, and on the Effective Date will have, sufficient cash and cash equivalents on hand to pay the total Per Share Cash Consideration, cash for fractional shares and cash for Perfected Dissenting Shares, as contemplated by Section 2.

3.4	Exceptions to Representations.

3.4.1	Disclosure of Exceptions. Each exception set forth in a Schedule is disclosed only for purposes of the representations referenced in that exception; but the following conditions apply:

(i)	no exception is required to be set forth in a Schedule if its absence would not result in the related representation being found untrue or incorrect under the standard established by Section 3.4.2; and

(ii)	the mere inclusion of an exception in a Schedule is not an admission by a party that such exception represents a material fact, material set of facts, or material event or would result in a Material Adverse Effect with respect to that party.

3.4.2	Nature of Exceptions. No representation contained in Sections 3.1 or 3.2 will be deemed untrue or incorrect, and no party to this Agreement will have breached a representation due to the following: the existence of any fact, set of facts, or event, if the fact or event individually or taken together with other facts or events would not, or, in the case of Section 3.2.5 (Litigation), is not reasonably likely to, have a Material Adverse Effect with respect to such party.

SECTION 4.

CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of Business Before Closing. Before Closing, each party covenants and promises as follows:

4.1.1	Availability of MBHC’s and the Bank’s Books, Records and Properties.

(i)	MBHC and the Bank will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to Columbia and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of: (1) loan or deposit balances, (2) collateral receipts and (3) any other transactions or documentation Columbia or CB may find reasonably relevant to the Mergers. MBHC and the Bank will cooperate fully in any such inspection, audit, or direct verification procedures, and MBHC and the Bank will make available all information reasonably required by or on behalf of Columbia.

(ii)	At Columbia’s or CB’s request, MBHC or the Bank will request any third parties involved in the preparation or review of (1) MBHC’s or the Bank’s Financial Statements or (2) any audits of the Bank’s operations, loan portfolios or other assets, to disclose to Columbia and CB the work papers or any similar materials related to these items.

4.1.2	Ordinary and Usual Course. MBHC and the Bank will conduct business only in the ordinary and usual course and, without the prior written consent of Columbia or CB, which will not be unreasonably withheld, will not do any of the following unless otherwise disclosed on Schedule 4.1.2:

(i)	effect any stock split or other recapitalization with respect to MBHC Common Stock, or issue, pledge, redeem, or encumber in any way any shares of MBHC’s capital stock, except shares issued pursuant to the exercise of MBHC Stock Options and shares to be issued under its Employee Stock Purchase Plan; or grant any option or other right to shares of MBHC’s capital stock;

(ii)	renew its Employee Stock Purchase Plan for a period beginning on or after April 1, 2007;

(iii)	(without giving effect to the introductory paragraph of this Section 4.1.2) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to MBHC Common Stock;

(iv)	acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment with respect to its assets other than in the ordinary and usual course of business;

(v)	solicit or accept deposit accounts of a different type from accounts previously accepted by it or at rates materially in excess of rates previously paid by it, except to reflect changes in prevailing interest rates, or incur any indebtedness greater than $100,000 (except for borrowings from the Federal Home Loan Bank in the ordinary course of business and consistent with past practices);

(vi)	acquire an ownership interest or a leasehold interest in any real property, whether by foreclosure or otherwise, without: (1) making an appropriate environmental evaluation in advance of obtaining the interest and providing the evaluation to Columbia and (2) (without giving effect to the introductory paragraph of this Section 4.1.2) providing Columbia with prompt written notice as required by Section 4.7.

(vii)	subject to the exercise of its board of directors’ fiduciary duties and on the advice of counsel, enter into or recommend the adoption by MBHC’s shareholders of any agreement involving a possible merger or other business combination or asset sale by MBHC not involving the Mergers other than pursuant to Section 4.14;

(viii)	enter into, renew, amend or terminate any material contract (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(ix)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by it of more than $100,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(x)	enter into any personal services contract calling for a payment by it of $10,000 or more with any person or firm, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into directly to facilitate the Mergers;

(xi)	(1) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the Execution Date would be more than $100,000 or (2) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xii)	amend its articles of incorporation or association, bylaws or other formation agreements, or convert its charter or form of entity;

(xiii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Columbia or CB or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiv)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xv)	other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $20,000 per project or related series of projects or $50,000 in the aggregate, except for expenses reasonably related to completion of the Mergers, which expenses may not exceed $1,200,000;

(xvi)	enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business and made or entered into in a manner consistent with its well-established practices or as required by this Agreement; or

(xvii)	permit the allowance for loan and lease losses to be less than 1.00% of the total loans and leases outstanding as of 10 days prior to the Effective Date;

4.1.3	Conduct Regarding Representations. MBHC and the Bank will not do or cause to be done anything that would cause any of its representations in Section 3.1 or 3.2 to be untrue at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Columbia.

4.1.4	Maintenance of Properties. MBHC and the Bank will maintain its properties and equipment (and related insurance or its equivalent) in accordance with good business practice and consistent with MBHC’s past practice.

4.1.5	Preservation of Business Organization. MBHC and the Bank will use all reasonable efforts to:

(i)	preserve its business organization;

(ii)	retain the services of present management; and

(iii)	preserve the goodwill of suppliers, customers and others with whom it has business relationships.

4.1.6	Senior Management; Board of Directors. Except for changes consistent with past practice, MBHC and the Bank will not make any change, including hiring of replacements, with respect to present management personnel having the rank of vice-president or higher or to its Board of Directors.

4.1.7	Compensation and Employment Agreements. Except as set forth in Schedule 4.1.7, MBHC and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by MBHC or the Bank to any of its directors, officers, employees, agents, or consultants other than normal increments in compensation in accordance with MBHC ‘s or the Bank’s past practices with respect to the timing and amounts of such increments.

4.1.8	Update of Financial Statements. MBHC has delivered its Financial Statements to Columbia. MBHC will provide Columbia with any regulatory reports filed, including Call Reports, within 3 Business Days after the filing of such reports, other than Reports that are publicly available. MBHC will deliver unaudited balance sheets and related statements of income and shareholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 5 calendar days after each such month-end (“Monthly MBHC Financial Statements”). Such Monthly MBHC Financial Statements:

(i)	will be prepared from the books and records of MBHC and its Subsidiaries;

(ii)	will present fairly the financial position and operating results of MBHC and its Subsidiaries at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(iv)	will reflect all MBHC’s liabilities, contingent or otherwise, and its Subsidiaries, on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount.

4.1.9	Title Reports. No later than 15 days after the Execution Date, MBHC or the Bank will provide Columbia with title reports for the Property issued by a title insurance company reasonably satisfactory to the parties. These title reports must show the current status of title to all Property. Within 15 days after the date on which MBHC or the Bank delivers all of the title reports to Columbia for its review, Columbia shall inform MBHC in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. MBHC shall, within 10 days of the date on which it receives the written notice of objection from Columbia, inform Columbia if there are any objections that it is unable to remove at or prior to Closing. MBHC or the Bank shall not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, MBHC or the Bank will provide Columbia with title policies issued with respect to each of the Properties, in an amount commensurate with the value of each of the Properties as agreed upon by Columbia and MBHC, dated as of the Closing Date, insuring fee title in CB and that each Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Columbia.

4.1.10	Review of Loans. MBHC will permit Columbia to conduct an examination of the Bank’s loans to determine its opinion of credit quality and the adequacy of the Bank’s allowance for loan losses. Columbia will have continued access to the Bank’s loans through Closing to update the examination. At Columbia’s reasonable request, MBHC will provide Columbia with current reports updating the information set forth in Schedule 3.2.1.

4.1.11	Conduct of Columbia’s Business Before Closing. Columbia will:

(i)	provide MBHC with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Columbia;

(ii)	conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iii)	maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Columbia Financial Statements, except for changes in such principles and practices required under GAAP.

4.2	Registration Statement.

4.2.1	Preparation of Registration Statement.

(i)	A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Columbia with the SEC under the Securities Act for registration of the shares of Columbia Common Stock to be issued as the stock portion of the Merger Consideration, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed together with any amendments and supplements to MBHC’s shareholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 45 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to distribute the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the MBHC Meeting (defined in Section 4.2.2(ii))), all information set forth in the Registration Statement that is or is to be furnished by or on behalf of Columbia relating to Columbia and by or on behalf of MBHC relating to MBHC, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)

Columbia will pay all costs associated with the preparation by Columbia’s counsel (and other professional advisors) and the filing of the Registration Statement. MBHC will pay all costs associated with the review and preparation by MBHC’s counsel (and other professional advisors) of the Registration Statement and the Prospectus/Proxy Statement. MBHC will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement.

4.2.2	Submission to Shareholders and Regulatory Authorities.

(i)	Columbia and MBHC will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii)	MBHC will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “MBHC Meeting”). The MBHC Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to MBHC’s shareholders without objection by applicable governmental authorities; but MBHC will have at least 30 calendar days to solicit proxies. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, MBHC’s board of directors and officers will recommend approval of the Merger to MBHC’s shareholders.

4.3	Affiliate Letters.

4.3.1	Affiliate List. Certain persons may be deemed affiliates of MBHC under Rule 145 of the Securities Act. Within thirty days after this Agreement is signed, MBHC will deliver to Columbia, after consultation with legal counsel, a list of names and addresses of MBHC’s affiliates with respect to the Merger within the meaning of Rule 145. By the Effective Date, MBHC will deliver, or cause to be delivered, to Columbia a letter from each of these affiliates, and any additional person who becomes an affiliate before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.3.2	Restrictive Legends. Columbia will place a restrictive legend on all certificates representing Columbia Shares to be received by an affiliate, so as to preclude their transfer or disposition in violation of the affiliate letters. Columbia will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4	Submission to Regulatory Authorities. Representatives of Columbia or CB, at Columbia’s or CB’s expense, will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions their counsel finds necessary or desirable in order to consummate the Merger. Columbia will consult with MBHC with respect to these matters prior to filing and provide copies of these applications for MBHC’s review.

4.5	Announcements. The parties will cooperate and consult with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or the Merger, unless otherwise required by law.

4.6	Consents. Each of Columbia, CB, MBHC and the Bank will use their best efforts to obtain the consent or approval of any person, organization or other entity whose consent or approval is required in order to consummate the Merger.

4.7	Notice. MBHC will provide Columbia with prompt written notice of the following:

(a)	any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to MBHC or the Bank;

(b)	the commencement of any proceeding against MBHC or the Bank, or any of its affiliates, by or before any court or governmental agency that, individually or in the aggregate, might have a Material Adverse Effect with respect to MBHC or the Bank; or

(c)	any acquisition of an ownership or leasehold interest in real property, other than an acquisition in good faith of real property to satisfy a debt previously contracted for.

4.8	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Transaction otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them; and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Transaction.

4.9	Update of Financial Statements. Columbia has delivered its Financial Statements to MBHC. Columbia will provide MBHC with any regulatory reports filed, including Call Reports, within 3 Business Days after the filing of such reports, other than reports that are publicly available.

4.10	Availability of Columbia’s Books, Records and Properties.

(a)	Columbia will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to MBHC and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Columbia will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of Columbia.

(b)	At MBHC’s request, Columbia will request any third parties involved in the preparation or review of (1) Columbia Financial Statements or (2) any audits of Columbia’s operations, loan portfolios or other assets, to disclose to MBHC the work papers or any similar materials related to these items.

4.11	Blue Sky Filings. Columbia will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals, so long as Columbia will not be required by virtue of such permits and approvals to submit to general jurisdiction in any state.

4.12	Tax Treatment. Neither Columbia or its Subsidiaries nor MBHC or its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent either of the Mergers from qualifying as a reorganization under Section 368(a) of the Code.

4.13	Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of MBHC, to the exercise by its Board of Directors of its fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers by July 31, 2007, and to otherwise enable consummation of the transactions contemplated by this Agreement.

4.14	Acquisition Proposals and Superior Proposals.

4.14.1	No Solicitation. Except with respect to this Agreement and the transactions contemplated by it, neither MBHC nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) may, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

4.14.2	Exceptions. Notwithstanding anything in this Agreement to the contrary, MBHC and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) MBHC’s Board of Directors concludes in good faith and consistent with its fiduciary duties to MBHC’s shareholders under applicable law after taking into consideration advice from legal counsel, that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, MBHC’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Mutual Non-Disclosure Agreement dated February 8, 2007 (the “Confidentiality Agreement”), and (c) at least two days prior to providing any information or data to any person or entering into discussions or negotiations with any person, MBHC’s Board of Directors provides Columbia with notice of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

4.14.3	Termination of Existing Discussions. MBHC will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties regarding any Acquisition Proposal.

4.14.4	Definitions.

(i)	The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving MBHC or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, MBHC, other than the transaction contemplated or permitted by this Agreement.

(ii)	The term “Superior Proposal” means, with respect to MBHC, any written Acquisition Proposal made by a person other than Columbia (1) that is for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving MBHC, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of MBHC, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the MBHC Common Stock whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise, and (2) that is otherwise on terms which the Board of Directors of MBHC in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

SECTION 5.

APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement, the Bank Merger Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect to the Transaction; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Columbia or MBHC, would deprive Columbia or MBHC of the material economic or business benefits of the transactions contemplated by the Agreement.

5.2	Conditions to Obligations of Columbia and CB. All obligations of Columbia and CB under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1	Representations and Warranties. MBHC’s and the Bank’s representations in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations have the same force and effect as if they had been made at Closing. MBHC and the Bank each has delivered to Columbia its certificate, executed by a duly authorized officer of MBHC and the Bank and dated as of Closing, stating that these representations comply with this Section 5.2.1.

5.2.2	Compliance. MBHC and the Bank each will have performed and complied with all material terms, covenants and conditions of this Agreement. MBHC and the Bank each has delivered to Columbia its certificate, executed by a duly authorized officer of MBHC and the Bank and dated as of Closing, stating that each is in compliance with this Section 5.2.2.

5.2.3	Equity Capital Requirement. The Tangible Equity Capital (defined below) of MBHC as of the Effective Date is no less than the target amount set forth in the following chart:

Effective Date	Tangible Equity Capital Target
After June 30, 2007 and on or before July 31, 2007	$21,485,000

After July 31, 2007 and on or before August 30, 2007	$21,711,000

After August 30, 2007 and on or before September 30, 2007	$21,946,000

After September 30, 2007	$22,179,000

MBHC’s certificate referred to in Section 5.2.2 must confirm that the Tangible Equity Capital condition is satisfied. “Tangible Equity Capital” means common stock, paid in capital, retained earnings, and minus goodwill and any other intangible assets, without giving effect to any impact from gains or losses on available for sale securities. Any Merger Fees paid by MBHC, up to the maximum amount set forth in Section 5.2.4, shall be credited back to Tangible Equity Capital.

5.2.4	Merger Fees. MBHC’s Merger Fees have not exceeded $1,200,000. “Merger Fees” means all costs and expenses incurred by MBHC or owed or paid by MBHC to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger.

5.2.5	Merger Fees Statements. MBHC has delivered to Columbia a statement, in a form reasonably satisfactory to Columbia, from each third party to whom MBHC has paid or owes Merger Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Transaction. MBHC has delivered to Columbia its certificate, executed by a duly authorized officer of MBHC and dated as of Closing, stating the total Merger Fees incurred by MBHC and certifying that MBHC is in compliance with Section 5.2.4 and this Section 5.2.5.

5.2.6	No Material Adverse Effect. No damage, destruction, or loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to MBHC or the Bank. MBHC’s certificate referred to in Section 5.2.2 states that the conditions identified in this Section 5.2.6 are satisfied.

5.2.7	Financial Condition. The following are true, and MBHC’s certificate referred to in Section 5.2.2 confirms the truth of the following: The Bank’s allowance for loan and lease losses at the Effective Date was and is adequate to absorb estimable and probable loan and lease losses.

5.2.8	No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.2.9	Real Property Matters.

(i)	Columbia has received all title insurance policies required under Section 4.1.9 (or irrevocable commitments by the title insurance company to issue such policies).

(ii)	MBHC or the Bank has executed, and Columbia has received, such deeds or other documents as are necessary to transfer title from MBHC or the Bank to Columbia or CB (or to indicate, as a matter of record, that the beneficial ownership of MBHC or the Bank has changed) to all Property.

5.2.10	Corporate and Shareholder Action. MBHC’s and the Bank’s board of directors and shareholders, respectively, have approved the Mergers.

5.2.11	Tax Opinion. Columbia has, at Columbia’s expense, obtained from Miller Nash LLP, and delivered to MBHC, an opinion addressed to MBHC and Columbia (in form and substance reasonably satisfactory to MBHC and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that, so long as the total value of all Columbia Common Stock issued under this Agreement equals or exceeds 45% of the Merger Consideration:

(i)	The Holding Company Merger and the Bank Merger will both qualify as a reorganization under IRC Section 368(a)(1)(A), and each of Columbia, MBHC, CB and Bank will be a party to such reorganization.

(ii)	A holder of MBHC Common Stock who receives solely cash in exchange for its shares of MBHC Common Stock, and who owns those shares as a capital asset and does not actually or constructively own shares of Columbia after the Transaction, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the holder’s aggregate tax basis in its shares of MBHC Common Stock. The gain or loss will be long-term capital gain or loss if the shares of MBHC Common Stock were held for more than one year.

(iii)	A holder of MBHC Common Stock who receives both Columbia Common Stock and cash consideration in exchange for its shares of MBHC Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by the holder in the exchange or the amount of cash received by the holder in the exchange. Any gain recognized by a holder who owns its shares of MBHC Common Stock as a capital asset will be treated as capital gain if the exchange is, with respect to the holder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b). The gain will be long-term capital gain if the shares of MBHC Common Stock were held for more than one year.

(iv)	If a holder of MBHC Common Stock receives cash in lieu of a fractional share interest in such common stock in the Holding Company Merger, the holder will be treated as having received a fractional share of Columbia Common Stock and having immediately exchanged that fractional share for cash in a taxable redemption by Columbia.

5.2.12	Opinion of Counsel. Graham & Dunn PC, counsel to MBHC and the Bank, has delivered to Columbia a legal opinion, in form and substance reasonably satisfactory to Columbia and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit B.

5.2.13	NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ Global Select Market subject only to official notice of issuance.

5.2.14	Affiliate Letters. Columbia has received the affiliate list and letters specified in Section 4.3.1.

5.2.15	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to shareholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.16	Consents. MBHC or the Bank, as applicable, has obtained the consents as indicated in Schedule 3.1.11(ii).

5.2.17	Fairness Opinion. MBHC has received from Sandler O’Neill an updated fairness opinion, dated as of a date reasonably proximate to the date of the Prospectus/Proxy Statement, to the effect that consideration to be received by MBHC shareholders in the Merger is fair from a financial point of view to MBHC’s shareholders. Columbia will provide Sandler O’Neill with any information reasonably requested for the purpose of issuing a fairness opinion.

5.2.18	Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

5.3	Conditions to MBHC’s Obligations. All MBHC’s and the Bank’s obligations under this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties. Columbia’s and CB’s representations and warranties in this Agreement and in any certificate or other instrument delivered in connection with this Agreement are true and correct in all respects at Closing (except to the extent that they expressly relate to an earlier date, in which case they are true in all respects as of that earlier date). These representations and warranties have the same force and effect as if they had been made at Closing. Columbia has delivered to MBHC its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that these representations and warranties comply with this Section 5.3.1.

5.3.2	Compliance. Columbia has performed and complied in all material respects with all terms, covenants and conditions of this Agreement. Columbia has delivered to MBHC its certificate, executed by a duly authorized officer of Columbia and dated as of Closing, stating that Columbia is in compliance with this Section 5.3.2.

5.3.3	No Material Adverse Effect. No damage, destruction, loss (whether or not covered by insurance) or other event or sequence of events has occurred which, individually or in the aggregate, has had or potentially may have a Material Adverse Effect with respect to Columbia. Columbia’s certificate referred to in Section 5.3.1 states that the conditions identified in this Section 5.3.3 are satisfied.

5.3.4	No Governmental Proceedings. No action or proceeding has been commenced or threatened by any governmental agency to restrain, prohibit or invalidate the Transaction.

5.3.5	Corporate and Shareholder Action. Each of the following will have approved the Transaction:

(i)	The Boards of Directors of Columbia and CB;

(ii)	Columbia, as shareholder of CB; and

(iii)	The shareholders of MBHC holding at least two-thirds of the outstanding shares of MBHC Common Stock.

5.3.6	Tax Opinion. The tax opinion specified in Section 5.2.11 has been delivered to MBHC.

5.3.7	Opinion of Counsel. Miller Nash LLP, counsel to Columbia, has delivered to MBHC a legal opinion, in form and substance reasonably satisfactory to MBHC and its counsel, and subject to reasonable limitations, conditions and assumptions, substantially to the effect as set forth in Exhibit C.

5.3.8	Fairness Opinion. MBHC has received from Sandler O’Neill the updated fairness opinion specified in Section 5.2.17.

5.3.9	NASDAQ Listing. The shares of Columbia Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ Global Select Market subject only to official notice of issuance.

5.3.10	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Columbia Common Stock to be issued to shareholders under Section 2, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.3.11	Blue Sky Filings. Columbia has received the state securities laws or “blue sky” permits and approvals specified in Section 4.11.

SECTION 6.

DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Directors. As a condition to the execution of this Agreement, each member of the boards of directors of MBHC and the Bank has entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date.

6.2	Officers’ Contracts. On the Effective Date, the employment agreements described in Recital E will take effect.

6.3	Employee Benefit Issues.

6.3.1	Comparability of Benefits. Columbia and CB intend that their current personnel policies will apply to any current employees of MBHC and the Bank who are retained in the service of Columbia and CB after Closing. Such retained employees will be eligible to participate in all of the benefit plans of Columbia and CB that are generally available to similarly situated employees of Columbia and CB in accordance with and subject to the terms of such plans, provided, however, that if any MBHC or Bank Plans are maintained after the Effective Date, such retained employees may not participate in any duplicative Columbia or CB benefit plans until their MBHC or Bank Plan participation ceases.

6.3.2	Treatment of Past Service. For purposes of such participation, current employees’ prior service with MBHC and/or the Bank will constitute prior service with Columbia and/or CB for purposes of determining eligibility and vesting (including but not limited to vacation time).

6.3.3	No Contract Created. Except as provided in Section 6.2 of this Agreement, nothing in this Agreement will give any employee of MBHC or the Bank a right to continuing employment.

6.4	Indemnification; D&O Insurance.

6.4.1	Indemnification Under Applicable Law and MBHC’s and the Bank’s Articles/Bylaws. Columbia agrees that from and after the Effective Date, Columbia will indemnify and hold harmless each present and former director and officer of MBHC and the Bank, determined as of the Effective Date (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent that MBHC and the Bank would have been permitted to indemnify such person under applicable federal and state law and the articles of incorporation or bylaws of MBHC and the Bank in effect on the Execution Date (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

6.4.2	Indemnification by Columbia. To the extent that Section 6.4.1 will not serve to indemnify and hold harmless an Indemnified Party, Columbia agrees that it will, subject to the terms set forth herein, indemnify and hold harmless, to the fullest extent permitted under applicable law (and Columbia will also advance expenses as incurred to the fullest extent permitted under applicable law, provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification), each Indemnified Party against any Costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by this Agreement. All rights to indemnification in respect of any such claim or claims will continue until final disposition of any and all such claims.

6.4.3	Procedural Matters. Any Indemnified Party wishing to claim indemnification under Section 6.4.1 or 6.4.2, upon learning of any such claim, action, suit, proceeding or investigation, will promptly notify Columbia, but the failure to so notify will not relieve Columbia of any liability it may have to such Indemnified Party if such failure does not materially prejudice Columbia. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date), Columbia will have the right to assume the defense thereof and Columbia will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that, if Columbia elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Columbia and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Columbia will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. If such indemnity is not available with respect to any Indemnified Party, then Columbia and the Indemnified Party will contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits.

6.4.4	Insurance. For a period of 6 years following the Effective Date, Columbia will cause the persons serving as officers and directors of MBHC and the Bank immediately prior to the Execution Date to be covered by the current policies of directors and officers liability insurance maintained by MBHC and the Bank with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date; provided, however, that Columbia may substitute comparable insurance policies of at least the same coverage and amounts and containing terms and conditions that are not substantially less advantageous than such policies.

6.4.5	Indemnification Agreements. Columbia will provide the former directors of MBHC and/or the Bank who serve as advisory directors to CB after the Effective Date with contractual rights to indemnification comparable to the rights that directors of Columbia’s subsidiaries have under Columbia’s articles.

6.4.6	Effect of Provisions. The provisions of this Section 6.4 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and his or her heirs or representatives. Columbia shall make proper provision so any successors or assigns of Columbia or CB assume the obligations set forth in this Section 6.4.

SECTION 7.

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before the Termination Date, either Columbia or MBHC may terminate this Agreement and the Bank Merger Agreement at any time following the Termination Date if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

Notwithstanding the foregoing, Columbia and MBHC may not terminate this Agreement pursuant to Section 7.1 on or after the Termination Date if all applicable Regulatory Approvals have been granted and Closing has not occurred solely because of an applicable post Regulatory Approval waiting period. Additionally, Columbia may not terminate this Agreement pursuant to Section 7.1 on or after the Termination Date if Columbia has entered into an agreement or announced a transaction in which Columbia would be acquired by a third party and Columbia has delayed proceeding to Closing in bad faith.

7.2	Termination Due To Columbia Average Closing Price.

7.2.1	MBHC’s Right to Terminate. MBHC may give notice of its intent to terminate this Agreement and the Bank Merger Agreement by written notice to Columbia on the Business Day immediately following the Determination Date, in the event that the Columbia Average Closing Price is less than $25.41. The foregoing event is referred to as the “Adjustment Trigger.” If MBHC elects to exercise its termination right pursuant to this Section 7.2.1 as a result of the Adjustment Trigger, the provisions of Section 7.2.2 will apply. If Columbia declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the Columbia Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.2.

7.2.2	Columbia’s Right to Adjust Consideration. If MBHC provides written notice to Columbia in accordance with Section 7.2.1, then within two Business Days of Columbia’s receipt of such notice, Columbia may elect by written notice to MBHC to increase the Per Share Consideration (the resulting consideration being the “Adjusted Per Share Consideration”) such that the value of the Adjusted Per Share Consideration is no less than $22. Such Adjusted Per Share Consideration can be effected by an increase in the Per Share Cash Consideration, the Per Share Stock Consideration or using a combination of cash and additional shares of Columbia Common Stock, at Columbia’s option. However, the adjustment to the Per Share Consideration shall consist of an adjusted Per Share Cash Consideration of at least $11.25 and an adjusted Per Share Stock Consideration of at least .4231 shares. Additionally, the Adjusted Per Share Consideration may not result in the cash portion of the Merger Consideration constituting more than 55% of the value of the Merger Consideration, assuming all Proposed Dissenting Shares become Perfected Dissenting Shares. If Columbia makes such election to adjust the Per Share Consideration, no termination of this Agreement will occur pursuant to this Section 7.2 and this Agreement will remain in effect according to its terms (except as the Per Share Consideration has been increased). If Columbia does not elect to increase the Per Share Consideration, MBHC may elect to terminate this Agreement and the Bank Merger Agreement on the fifth Business Day after the Determination Date pursuant to this Section 7.2.2.

7.3	Other Grounds for Termination. This Agreement and the Transaction may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by MBHC’s shareholders, unless otherwise provided) as follows:

7.3.1	Mutual Consent. By mutual consent of MBHC and Columbia, if the board of directors of each party agrees to terminate by a majority vote of its members.

7.3.2	No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the transactions contemplated by this Agreement); provided, however, that either party will have 15 business days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.3.2 during such period of time.

7.3.3	Breach of Representation. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this

Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.3.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by MBHC or the Bank) or Section 5.3.1 (in the case of a breach of a representation or warranty by Columbia or CB). In the event of termination pursuant to this Section 7.3.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.3.4	Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period. In the event of termination pursuant to this Section 7.3.4, the terminating party will be entitled to receive from the other party the Termination Fee.

7.3.5	MBHC Fails to Recommend Shareholder Approval. By Columbia (provided that Columbia is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if MBHC’s Board of Directors: (a) fails to recommend to its shareholders the approval of the Holding Company Merger, or (b) modifies, withdraws, or changes in a manner adverse to Columbia its recommendation to MBHC’s shareholders to approve the Holding Company Merger, and MBHC’s shareholders fail to approve the Holding Company Merger at the MBHC Meeting. In the event of termination pursuant to this Section 7.3.5, Columbia shall be entitled to receive from MBHC the Termination Fee.

7.3.6	MBHC Shareholders Fail to Approve. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if the required vote of MBHC’s shareholders for approval of the Holding Company Merger is not obtained at the MBHC Meeting; provided that this Section 7.3.6 shall not apply in the event that Section 7.3.5 is applicable.

7.3.7	Impracticability. By either Columbia or MBHC, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.3.7 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Transaction has become inadvisable or impracticable by reason of the initiation of litigation by the federal government or the government of the State of Washington to restrain or invalidate the Transaction or this Agreement.

7.3.8	Dissenting Shares. By Columbia, if holders of ten percent (10%) or more of the outstanding shares of MBHC Common Stock are Proposed Dissenting Shares.

7.3.9

Superior Proposal—Termination by MBHC. By the board of directors of MBHC upon written notice to Columbia if the board of directors of MBHC has in good faith and after consultation with legal counsel determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that MBHC will not be permitted to terminate this Agreement pursuant to this Section 7.3.9 unless (i) it has not breached Section 4.14 of this Agreement, (ii) concurrent with the delivery of such notice of termination it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Columbia at least 5 days’ prior written notice advising Columbia that the board of directors of MBHC is prepared to accept a Superior Proposal and given Columbia, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Columbia in good faith with respect to such terms) in such a manner as would enable MBHC’s and Columbia’s respective board of directors to proceed with the Transaction, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to Columbia the Break-Up Fee.

7.4	Termination-Related Fees Payable By MBHC. Due to expenses, direct and indirect, incurred by Columbia in negotiating and executing this Agreement and in taking steps to effect the Transaction, MBHC will pay to Columbia $500,000 (the “Termination Fee”) if Columbia terminates this Agreement pursuant to Sections 7.3.3 (Breach of Representation), 7.3.4 (Breach of Covenant), or 7.3.5 (MBHC Fails to Recommend Shareholder Approval). If the Termination Fee becomes payable pursuant to this Section 7.4, it will be payable on Columbia’s demand and must be paid by MBHC within 3 Business Days following the date of Columbia’s demand.

7.5	Termination Fee Payable By Columbia. Due to expenses, direct and indirect, incurred by MBHC in negotiating and executing this Agreement and in taking steps to effect the Transaction, Columbia will pay to MBHC the Termination Fee if MBHC terminates this Agreement pursuant to Sections 7.3.3 (Breach of Representation) or 7.3.4 (Breach of Covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on MBHC’s demand and must be paid by Columbia within 3 Business Days following the date of MBHC’s demand.

7.6	Break-Up Fee.

7.6.1	If this Agreement is terminated pursuant to Section 7.3.9 (Superior Proposal—Termination by MBHC), then MBHC will immediately pay to Columbia a fee equal to $2,500,000 (the “Break-Up Fee”).

7.6.2	If, after an Acquisition Proposal with respect to MBHC becomes publicly known, this Agreement is terminated pursuant to Section 7.3.5 (MBHC Fails to Recommend Shareholder Approval) or 7.3.6 (MBHC Shareholders Fail to Approve) and prior to or within 6 months after such termination, MBHC or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Proposal, then MBHC will promptly pay to Columbia the Break-Up Fee less the amount of any Termination Fee previously paid.

7.7	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.4, 7.5 and 7.6, Columbia and MBHC will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.

MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement must be in writing and will be deemed effective and delivered upon (a) actual receipt if delivered personally (including by courier), (b) confirmation of transmission if sent via facsimile transmission, or (c) 5 days after mailing if sent by registered or certified mail, postage prepaid, addressed as follows:

Columbia /CB	Columbia Banking System, Inc. 1301 “A” Street Tacoma, Washington 98402-4200 Fax: (253) 272-2601 Attn: Melanie J. Dressel, President and CEO

with a copy to:	Mary Ann Frantz, Esq. Miller Nash LLP 3400 US Bancorp Tower Portland, OR 97204 Fax: (503) 224-0155

MBHC/ Bank	Mountain Bank Holding Company 501 Roosevelt Avenue Enumclaw, Washington 98022 Fax: (360) 802-9202 Attn: Roy T. Brooks, Chairman, President and CEO

with a copy to:	Stephen M. Klein, Esq. Kumi Y. Baruffi, Esq. Graham & Dunn PC Pier 70 2801 Alaskan Way Suite 300 Seattle, Washington 98121-1128 Fax: (206) 340-9599

or to such other address or person as any party may designate by written notice to the other.

8.2	Waivers and Extensions. Subject to Section 9 of this Agreement, Columbia or MBHC may grant waivers or extensions to the other party, but only through a written instrument executed by the President and Chief Executive Officer of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3

Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.4	Survival of Representations, Warranties, and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (A) Section 4.8 (Confidentiality), Sections 7.4, 7.5 and 7.6 (Termination-Related Fees & Break-Up Fee), Section 7.7 (cost allocation), and Sections 8.3 through 8.8 will survive termination, and (B) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, 6.3 (Employee Benefit Issues) and 6.4 (Indemnification and Insurance), will survive Closing.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Transaction, the substantially prevailing party in any such litigation, including on appeal, will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Pierce County, Washington.

8.7	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Washington, except to the extent that federal law may govern certain matters.

8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before, at or after the MBHC Meeting; provided, however, that after approval by MBHC’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of MBHC without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

DATED this 28th day of March, 2007.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel
Its:	President and Chief Executive Officer

COLUMBIA STATE BANK

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel
Its:	President and Chief Executive Officer

MOUNTAIN BANK HOLDING COMPANY

By:	/s/ ROY T. BROOKS
Roy T. Brooks
Its:	President and Chief Executive Officer

MT. RAINIER NATIONAL BANK

By:	/s/ STEVE MOERGELI
Steve Moergeli
Its:	President and Chief Executive Officer

[Signature Page to Plan and Agreement of Merger]

Appendix B

CHAPTER 23B.13 RCW

DISSENTERS’ RIGHTS

SECTIONS
23B.13.010	Definitions.
23B.13.020	Right to dissent.
23B.13.030	Dissent by nominees and beneficial owners.
23B.13.200	Notice of dissenters’ rights.
23B.13.210	Notice of intent to demand payment.
23B.13.220	Dissenters’ rights—Notice.
23B.13.230	Duty to demand payment.
23B.13.240	Share restrictions.
23B.13.250	Payment.
23B.13.260	Failure to take action.
23B.13.270	After-acquired shares.
23B.13.280	Procedure if shareholder dissatisfied with payment or offer.
23B.13.300	Court action.
23B.13.310	Court costs and counsel fees.

23B.13.010

Definitions

As used in this chapter:

(1)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)	“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)	“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)	“Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020

Right to dissent

(1)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)	Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)	An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

(e)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)	A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)	The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)	The proposed corporate action is abandoned or rescinded;

(b)	A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)	The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030

Dissent by nominees and beneficial owners

(1)	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a)	The beneficial shareholder submits to the corporation the record shareholder’s consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b)	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200

Notice of dissenters’ rights

(1)	If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)	If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

23B.13.210

Notice of intent to demand payment

(1)	If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2)	A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220

Dissenters’ rights—Notice

(1)	If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2)	The notice must be sent within ten days after the effective date of the corporate action, and must:

(a)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e)	Be accompanied by a copy of this chapter.

23B.13.230

Duty to demand payment

(1)	A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)	The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)	A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240

Share restrictions

(1)	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250

Payment

(1)	Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)	The payment must be accompanied by:

(a)	The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)	An explanation of how the corporation estimated the fair value of the shares;

(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)	A copy of this chapter.

23B.13.260

Failure to take action

(1)	If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)	If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270

After-acquired shares

(1)	A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)	To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280

Procedure if shareholder dissatisfied with payment or offer

(1)	A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)	The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)	The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)	A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300

Court action

(1)	If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)	The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)	The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)	The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)	The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)	Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310

Court costs and counsel fees

(1)	The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix C

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P]

March 27, 2007

Board of Directors

Mountain Bank Holding Company

501 Roosevelt Avenue

PO Box 98

Enumclaw, WA 98022

Ladies and Gentlemen:

Mountain Bank Holding Company (“MBHC”), Mt. Rainier National Bank (the “Bank”), Columbia Banking System, Inc. (“Columbia”) and Columbia State Bank (“CB”) have entered into an Agreement and Plan of Merger, dated as of March 28, 2007 (the “Agreement”), pursuant to which (i) MBHC will merge with and into Columbia, with Columbia as the surviving entity, (ii) the Bank will merge with and into CB, with CB surviving as a wholly-owned subsidiary of Columbia and (iii) the Bank’s offices will operate as offices of CB doing business as Mt. Rainier Bank (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of MBHC common stock, no par value per share, issued and outstanding immediately prior to the Merger (the “MBHC Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive (a) cash in an amount equal to $11.25 per share (the “Per Share Cash Consideration”) and (b) that number of shares of Columbia common stock, no par value, (the “Columbia Common Stock”) equal to the quotient obtained by dividing $13.75 by the Columbia Average Closing Price (the “Per Share Stock Consideration” and together with the Per Share Cash Consideration, the “Merger Consideration”), provided, however, if the Columbia Average Closing Price is greater than or equal to $37.50, the Per Share Stock Consideration will be 0.3667 per share and if the Columbia Average Closing Price is equal to or less than $32.50, the Per Share Stock Consideration will be 0.4231 per share. Capitalized terms used herein without definition shall have the meanings given to such term in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of MBHC Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of MBHC that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Columbia that we deemed relevant; (iv) internal financial projections for MBHC for the year ending December 31, 2007 prepared by and reviewed with management of MBHC and growth and performance projections for the years ending December 31, 2008, 2009 and 2010 as provided by and reviewed with management of MBHC; (v) internal financial projections for Columbia for the years ending December 31, 2007, 2008 and 2009 prepared by and reviewed with management of Columbia and growth and performance projections for the year ending December 31, 2010 as provided by and reviewed with management of Columbia, including the pro forma impact of Columbia’s acquisition of Town Center Bancorp; (vi) the pro forma financial impact of the Merger on Columbia, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of MBHC and Columbia; (vii) the publicly reported historical price and trading activity for Columbia’s common stock, including a comparison of certain financial and stock market information for Columbia with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of MBHC the business, financial condition, results of operations and prospects of MBHC and held similar discussions with certain members of senior management of Columbia regarding the business, financial condition, results of operations and prospects of Columbia.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by MBHC and Columbia or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of MBHC and Columbia that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of MBHC, Columbia or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of MBHC and Columbia nor have we reviewed any individual credit files relating to MBHC and Columbia. We have assumed, with your consent, that the respective allowances for loan losses for both MBHC and Columbia are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for MBHC and Columbia and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of MBHC and Columbia and used by Sandler O’Neill in its analyses, MBHC’s and Columbia’s management confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of MBHC and Columbia and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in MBHC’s and Columbia’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that MBHC and Columbia will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice MBHC has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Columbia’s common stock will be when issued to MBHC’s shareholders pursuant to the Agreement or the prices at which MBHC’s and Columbia’s common stock may trade at any time.

We have acted as MBHC’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. MBHC has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to MBHC and Columbia and their affiliates. We may also actively trade the equity or debt securities of MBHC and Columbia or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of MBHC in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of MBHC as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of MBHC Common Stock and does not address the underlying business decision of MBHC to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for MBHC or the effect of any other transaction in which MBHC might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of MBHC’s Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer for reasonable expenses incurred in connection with a proceeding if he is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct; provided that when a director or officer is liable to the corporation or liable for improperly receiving a personal benefit, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The articles of incorporation of Columbia provide, among other things, for the indemnification of directors or officer-directors of Columbia or of a subsidiary corporation (“Indemnified Party”), and authorizes Columbia to pay reasonable expenses actually incurred by, or to satisfy a judgment, penalty, settlement, or fine against, a current or former director or officer-director by reason of the fact that the Indemnified Party is or was a director or officer-director, and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. The articles of incorporation also include provisions that limit the liability of current and former directors and officer-directors of Columbia and subsidiary corporations from any personal liability to Columbia or its shareholders for monetary damages for conduct not finally adjudged to have been egregious.

Columbia has entered into Indemnification Agreements with each of its directors. The Indemnification Agreements codify procedural mechanisms pursuant to which directors may enforce the indemnification rights that such directors are granted under Columbia’s articles of incorporation and the WBCA.

Item 21.	Exhibits and Financial Statement Schedules

(a)	The exhibits are listed on the accompanying “Exhibit Index.”

(b)	Financial Statement Schedules. None.

(c)	The opinion of the financial advisor is set forth as Appendix C to this proxy statement/prospectus.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington on May 4, 2007.

COLUMBIA BANKING SYSTEM

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints William T. Weyerhaeuser, Melanie J. Dressel and Gary R. Schminkey, and each of them, with full power of substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on May 4, 2007.

Signature and Title

By:	/s/ MELANIE J. DRESSEL
Melanie J. Dressel, President and Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ GARY R. SCHMINKEY
Gary R. Schminkey, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ CLINT E. STEIN
Clint E. Stein, Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

By:	/s/ WILLIAM T. WEYERHAEUSER
William T. Weyerhaeuser Chairman of the Board and Director

By:	/s/ JOHN P. FOLSOM
John P. Folsom, Director

By:	/s/ FREDERICK M. GOLDBERG
Frederick M. Goldberg, Director

By:	/s/ THOMAS M. HULBERT
Thomas M. Hulbert, Director

By:	/s/ THOMAS L. MATSON
Thomas L. Matson, Director

By:	/s/ DANIEL C. REGIS
Daniel C. Regis, Director

By:	/s/ DONALD H. RODMAN
Donald H. Rodman, Director

By:	/s/ JAMES M. WILL
James M. Will, Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2	Plan and Agreement of Merger dated as of March 28, 2007, by and between Columbia Banking System, Inc., Columbia State Bank, Mountain Bank Holding Company, and Mt. Rainier National Bank (Appendix A to the proxy statement/prospectus which is part of the registration statement).

3.1	Amended and Restated Articles of Incorporation of Registrant.(1)

3.2	Bylaws of Registrant.(1)

5	Opinion of Miller Nash LLP regarding legality of securities.

8	Opinion of Miller Nash LLP regarding federal income tax matters.

10.1	Voting Agreement of Mountain Bank directors and executive officers.

10.2	Director Non-Competition Agreement.

10.3	Employment Agreement between Roy T. Brooks and Columbia State Bank dated March 28, 2007.

10.4	Employment Agreement between Sheila Brumley and Columbia State Bank dated March 28, 2007.

10.5	Employment Agreement between Steve W. Moergeli and Columbia State Bank dated March 28, 2007.

23.1	Consent of Miller Nash LLP (included in its opinion filed as Exhibit 5).

23.2	Consent of Miller Nash LLP as to its tax opinion (included in its opinion filed as Exhibit 8).

23.3	Consent of Deloitte & Touche, LLP, Columbia Banking System, Inc.’s independent registered public accounting firm.

23.4	Consent of Stovall, Grandey & Allen, LLP, Mountain Bank’s independent registered public accounting firm with respect to the fiscal year ended December 31, 2006.

23.5	Consent of McGladrey & Pullen, LLP, Mountain Bank’s former independent registered public accounting firm.

23.6	Consent of Sandler O’Neill & Partners, LP, Mountain Bank’s financial advisor.

24	Power of Attorney (included on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Mountain Bank.

99.2	Opinion of Financial Advisor to Mountain Bank (Appendix C to the proxy statement/prospectus which is part of the registration statement).

(1)	Incorporated by reference to Exhibits 3.1 and 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.